BJ'S RESTAURANTS, INC.
2008 ANNUAL REPORT


BJ's
RESTAURANT
BREWHOUSE

OUR GROWTH FORMULA

QUALITY + DISCIPLINE + EXECUTION

BJ's®


2
2
3
44
3
5
2
13
1
1
2
1
5
1*

Restaurants as of March 16, 2009
**Licensed*

CONTINUED GROWTH

SELECTED FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share amounts)	2008	2007	2006	2005	2004
Revenues	$374,076	$316,095	$238,928	$178,210	$129,049
Net Income	$ 10,308	$ 11,705	$ 9,845	$ 8,351	$ 6,265
Net Income Per Share:					
Basic	$ 0.39	$ 0.45	$ 0.42	$ 0.38	$ 0.32
Diluted	$ 0.39	$ 0.44	$ 0.41	$ 0.36	$ 0.30
Total Assets	$335,209	$285,299	$249,849	$163,958	$100,866
Shareholders' Equity	$232,277	$220,523	$202,862	$129,899	$ 78,780
# of Restaurants at Year End[1]	82	68	55	44	36
Comparable Restaurant Sales	(0.3%)	6.2%	5.8%	4.6%	3.8%

(1) Excludes the one licensed restaurant

This Annual Report contains forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those projected or anticipated. Factors that might cause such differences include, but are not limited to: (i) the effect of recent credit and equity market disruptions on our ability to finance our continued expansion on acceptable terms, (ii) our ability to manage an increasing number of new restaurant openings, (iii) construction delays, (iv) labor shortages, (v) minimum wage increases, (vi) food quality and health concerns, (vii) factors that impact California, where a significant amount of our restaurants are located, (viii) restaurant and brewery industry competition, (ix) impact of certain brewery business considerations, including without limitation, dependence upon suppliers and related hazards, (x) consumer spending trends in general for casual dining occasions, (xi) potential uninsured losses and liabilities, (xii) fluctuating commodity costs and availability of food in general and certain raw materials related to the brewing of our handcrafted beers and energy, (xiii) trademark and servicemark risks, (xiv) government regulations, (xv) licensing costs, (xvi) beer and liquor regulations, (xvii) loss of key personnel, (xviii) inability to secure acceptable sites, (xix) limitations on insurance coverage, (xx) legal proceedings, (xxi) other general economic and regulatory conditions and requirements, (xxii) the success of our key sales-building and related operational initiatives and (xxiii) numerous other matters discussed in the Company's filings with the Securities and Exchange Commission. BJ's Restaurants, Inc. undertakes no obligation to update or alter its "forward-looking" statements whether as a result of new information, future events or otherwise.

Front Cover: Southcenter Mall—Seattle, WA



TO OUR SHAREHOLDERS

WE ARE PLEASED TO REPORT THAT BJ'S ACHIEVED A SIGNIFICANT MARKET SHARE GAIN IN THE CASUAL DINING SEGMENT OF THE RESTAURANT INDUSTRY DURING 2008, IN SPITE OF INCREASINGLY DIFFICULT OPERATING CONDITIONS THAT IMPACTED THE PERFORMANCES OF MOST CONSUMER AND RETAIL BUSINESSES DURING THE YEAR. WE SUCCESSFULLY ACHIEVED OUR TARGETED GROWTH IN TOTAL RESTAURANT OPERATING WEEKS FOR 2008. ADDITIONALLY, OUR COMPARABLE SALES PERFORMANCE WAS AMONG THE LEADERS IN THE CASUAL DINING SEGMENT FOR THE YEAR, EVEN WHEN CONSIDERING OUR SIGNIFICANT PRESENCE IN CALIFORNIA, ARIZONA, NEVADA AND FLORIDA—FOUR STATES WHICH HAVE EXPERIENCED THE IMPACT OF THE CURRENT RECESSION MORE SEVERELY THAN OTHERS. AS WE MOVE FORWARD INTO FISCAL 2009, THE RECESSIONARY ECONOMY WILL CONTINUE TO PRESENT US, AND MOST OF OUR COMPETITORS, WITH SIGNIFICANT SHORT-TERM CHALLENGES IN TERMS OF MAINTAINING GUEST TRAFFIC LEVELS IN OUR RESTAURANTS. HAVING SAID THAT, WE BELIEVE THE BJ'S RESTAURANT CONCEPT CONTINUES TO BE MORE SOLIDLY POSITIONED TO WEATHER THE CURRENT ECONOMIC STORM THAN MANY OTHER CASUAL DINING CONCEPTS. AS A LEADERSHIP TEAM, WE HAVE NEVER FELT BETTER ABOUT MANAGING THE FACTORS IN OUR BUSINESS THAT WE CAN CONTROL. AND, WE REMAIN STRONGLY CONFIDENT ABOUT BJ'S ABILITY TO CONTINUE STEADILY GAINING MARKET SHARE IN THE CASUAL DINING SEGMENT OVER THE LONGER RUN.


GREENWOOD, IN
RESTAURANT
TAKE OUT







Our total sales for fiscal 2008 were approximately $374 million, up 18% compared to fiscal 2007. Our net income and net income per diluted share for the year were $10.3 million and $0.39, respectively. Included in our net income for 2008 was approximately $2.5 million of pre-tax charges resulting from legal settlements, termination agreements and hurricane-related damages. When excluding these charges, our net income and net income per diluted share (on a pro forma, non-GAAP basis) would have been $11.7 million and $0.44, respectively, which approximately equaled our bottom-line results for fiscal 2007.

In the restaurant chain business, the comparable sales metric is one of the most closely watched data points, primarily due to the "flow-thru" implications of positive or negative changes in sales on operating profit. The Knapp-Track® survey is often referred to as the casual dining segment's "Nielsen Rating" when it comes to comparable sales trends. This survey includes approximately 50 casual dining restaurant chains collectively operating over 10,000 restaurants and representing over $20 billion in annual sales. As 2008 unfolded, pressure on consumer confidence and spending levels intensified as gasoline and energy prices spiked, home values and investment accounts decreased and unemployment increased, thus impacting the discretionary income of many consumers that visit casual dining restaurants. As a result, the Knapp-Track® survey for 2008 reported an overall decrease of 3.1% in comparable restaurant sales for the casual dining segment. However, BJ's comparable restaurant sales decreased only 0.3% during the year. We believe our success in retaining over 99% of our comparable sales volumes during 2008 is a strong testimonial to the continuing popularity, relevancy and value of the BJ's restaurant concept, coupled with our improving ability to execute our restaurant operations correctly and consistently.

We also believe that, when compared to most of our "varied menu" or "grill and bar" casual dining peers, our favorable comparable restaurant sales performance during 2008, as well as during the past three or four years, is a direct result of our strategy to more clearly position the BJ's restaurant concept as a higher quality, more differentiated "casual-plus" competitor. The casual dining segment of the restaurant industry is a large, highly fragmented segment with estimated annual sales of approximately $87 billion during 2008, a decrease of approximately 2% compared to 2007. According to some industry analysts and observers, the annual rate of sales growth for the segment has been gradually decreasing since 2004 as a result


PIRANHA







of increased competition from more innovative quick-service and "fast casual" restaurant concepts, as well as other food-away-from-home retailers, coupled with a leveling off of certain favorable demographic trends (e.g., the number of two wage-earner households, etc.). We also believe the segment has suffered from low levels of innovation and a general reduction in the overall quality and differentiation of many of the larger, more mature casual dining chains that collectively operate several thousand more "commoditized" restaurants. We internally refer to these restaurants as our "mass market" competitors. We believe by pursuing a "casual-plus" competitive positioning that offers a higher quality, more contemporary and approachable dining experience for about the same amount of money that our "mass market" competitors charge, BJ's will be optimally positioned to gain market share during the next several years.

The successful execution of our "casual-plus" strategy has required significant investments during the past four years. We invested in several state-of-the-art "toolsets," enabling our restaurant operators to deliver a higher quality dining experience to our guests. These toolsets included a kitchen display system (KDS) on the cook line to automate the firing and orchestration of our food preparation and production; a web-based labor scheduling system to measure and improve overall team member productivity; an automated table management system to improve our seating efficiencies and table turns during peak meal periods; and a theoretical food cost system to identify and control food waste and product yields. In addition to improving our restaurant-level productivity and efficiency, we invested in several service upgrades for our guests including new china, silverware, glassware, linen napkins and flat screen televisions for all of our larger-format BJ's Restaurant and Brewhouse locations. We committed to a more costly restaurant facility management philosophy that calls for "like new, first class" facilities at all times. We also began an extensive facility image enhancement and remodeling program to gradually bring our older restaurants up to the "look and feel" of our newer, more contemporary, higher energy restaurants. With these fundamental toolsets and philosophies solidly in place, we can now focus on leveraging these investments as we continue to execute our growth plan.









Despite the impact of the uncontrollable economic conditions we faced during 2008, we determined it was in our best long-term interest to continue the steady execution of our "casual-plus" strategy and to continue making prudent sales-building investments in our restaurants. As such, during 2008 we implemented a call-ahead seating program for the convenience of our guests; we re-engineered our take-out sales channel by introducing online ordering and car-side cashiering; and we added delivery service for nearly all of our restaurants through the use of both in-house and third-party delivery services. On the menu front, we introduced two new chicken entrees that rose to the top of our guest ordering preferences. We also introduced two new signature pizzas and a new lunch menu featuring many of our signature menu items at more attractive price points. We successfully supported these new guest services and menu items with an additional investment in print and electronic media.

While we do not anticipate the economy to improve during 2009, we continue to believe our "casual-plus" competitive positioning strategy will provide BJ's with the best opportunity to gain market share at the expense of our "mass market" competitors. Our key initiatives for 2009 will continue to focus on the implementation of additional sales-building opportunities that provide even more quality, differentiation and value for our guests. We also plan to diligently work on further improving the overall productivity and efficiency of our restaurant operations. One of the most important competitive advantages at BJ's is our ability to offer a higher quality, more differentiated dining experience at an average guest check in the $12–$13 range, which is approximately the same price offered by most of our "mass market" competitors. To protect this competitive advantage, we must be relentless in driving productivity, efficiencies and leverage in all aspects of our business. We cannot ask our guests to pay for our inefficiencies as restaurant operators.

All of the great, long-lasting hospitality companies are built and operated by passionate, dedicated and highly motivated people. At BJ's, as we evolved our "casual-plus" competitive strategy, we also realized that additional investments in our human resources were necessary. We understood that all of our toolset, facility, menu and guest service investments were never going to be a substitute for the correct and consistent operational execution of our concept in every detail, on every shift. Therefore, beginning in 2006 we upgraded our experience requirements for new restaurant managers. We also invested in strengthening our recruiting and training departments to better assess, select and develop the management teams that we rely


BJ's
RESTAURANT BREWHOUSE

upon to take excellent care of our guests. In 2007, we introduced a new quarterly cash incentive system for our restaurant managers that effectively rewards a balanced approach to great restauranteuring and great financial execution. We also introduced an equity ownership program for all restaurant general managers, executive kitchen managers, regional brewers and area and regional restaurant directors that rewards both tenure and performance. Last year, our talent development and operations teams upgraded every aspect of our restaurant management training program, which we will implement during 2009. Additionally, in 2009 we will introduce a formal continuing education program for our restaurant managers and hourly team members, focusing on topics such as hospitality, leadership, beer and wine knowledge, time management and effective communications.

During 2007, we laid the foundation for our expansion east of the Mississippi River by opening our first restaurants in Florida and Ohio. We continued our careful, controlled national growth strategy during 2008 by opening additional restaurants in these markets, as well as new restaurants in Kentucky, Indiana, Louisiana and Washington. In total, we successfully opened 15 new restaurants during 2008 and thereby achieved our goal to increase our restaurant operating weeks by approximately 22% for the year. Our new restaurant development strategy focuses on AAA-quality locations in mature, densely populated trade areas with premier co-tenants that create maximum synergy in terms of consumer traffic and energy. However, due to the current national economic slowdown, many new retail projects have been delayed or cancelled due to the inability of many developers to secure sufficient financing or obtain enough satisfactory tenants for their projects. As a result, we have commensurately adjusted the rate of our planned expansion to as many as 9 to 11 new restaurants during 2009, which translates to a targeted increase in total restaurant operating weeks in the 15% range for the year. One of the benefits of this adjustment is that we currently expect to principally finance our planned expansion for 2009 and our other planned capital expenditures for the year with internally generated cash flow from operations and committed tenant improvement allowances from our landlords. We will maintain our disciplined expansion strategy and avoid the pitfalls of growing just for the sake of growth. Although we slowed the pace of our planned


KISSIMMEE, FL
RESTAURANT
BJ's
BREWHOUSE







new restaurant development during 2009 in response to conditions in the operating environment that are outside of our control, we continue to believe there is room domestically for at least 300 BJ's restaurants of various site types, sizes and formats.

We also made substantial progress in the evolution of our brewing strategy during 2008. Sales of our proprietary, handcrafted beer represented approximately 11% of our total restaurant sales during 2008. We believe that our handcrafted beer is a critical point of quality differentiation for the BJ's restaurant concept. Our internal brewery operations originated in 1996 with the opening of the first large-format BJ's Restaurant & Brewery location in Brea, California, which included our first on-site brewery. Our Brea brewery serviced not only that restaurant, but also several other California restaurants, using a "hub and spoke" production and distribution model that is legally permitted in California to a certain extent. Over the years, we gradually increased the number of our on-site breweries, and we also developed relationships with smaller-scale contract brewers to produce our beer in other jurisdictions where the "hub and spoke" model was not legally permitted.

The continued growth of our restaurant locations has resulted in an increased requirement for our proprietary, handcrafted beer. Therefore, beginning in 2008 we were able to access the services of larger-scale contract brewers with greater economies of scale and quality control capabilities. We currently believe that larger-scale contract brewing represents the optimal production method for our higher-volume handcrafted beers as we continue our national expansion. This strategy also reduces the requirement to invest substantial incremental resources in beer production assets and support infrastructure. Furthermore, since our expansion into additional states can create certain legal and regulatory hurdles to overcome with respect to the production and sale of our beer, we believe that contract brewing will adequately address these hurdles. Over time, we also believe the average production cost per barrel of beer can be gradually reduced as a result of larger-scale contract brewing. As we continue to shift production of our large volume beers to contract brewers, our internal brewery operations team will be able to concentrate its efforts on creating new specialty and seasonal beers, as well as developing other unique, high quality beverages for our restaurants.









As BJ's businesspeople, we believe we have a responsibility to do more good things for people in need and to support the communities in which we do business. Our commitment to supporting humanitarian causes is exemplified by our "Cookies for Kids" program, which supports the Cystic Fibrosis Foundation ("CFF") by donating a portion of our Pizookie® sales to CFF. In addition to this program, we arranged for the collection and donation of other funds to CFF through our restaurant preopening training programs and our sponsorship of the BJ's Restaurants Foundation. As a collective result of these programs, combined with programs administered by our Foundation, we donated $567,000 to CFF during 2008. Throughout the country, and as opportunities arise, our Foundation also supports and rewards the community volunteer efforts of our restaurant team members with our Team Action to Support Communities (TASC Force) program.

While we have made some prudent modifications to our short-term expansion plans based on current economic conditions, we believe the longer-term growth opportunity for BJ's remains solidly in place. We believe that BJ's current share of the casual dining segment's annual sales is only one-half of one percent. However, to achieve additional, profitable and sustainable market share gains, we must continue to evolve and further strengthen BJ's "casual-plus" competitive positioning; further improve our overall productivity and efficiency as restaurant operators; continue investing in the quality of managerial talent at all levels of our organization; steadily open new restaurants in a thoughtful, careful and efficient manner; and obtain additional economic and consumer leverage in all aspects of our business model and operations. We are committed to achieving these objectives.

In closing, we would like to express our sincerest thanks and appreciation to our 10,000-plus team members for their passion, dedication and hard work in moving BJ's forward this past year. We would also like to thank our loyal guests, shareholders and supplier partners for your continued confidence and support.

BJ'S LEADERSHIP TEAM
April 3, 2009

MANAGEMENT AND OPERATIONS TEAM



LEADERSHIP TEAM

Gerald W. Deitchle
Chairman, President and CEO

Gregory S. Levin
Executive Vice President, Chief Financial Officer and Secretary

Gregory S. Lynds
Executive Vice President and Chief Development Officer

Wayne L. Jones
Executive Vice President and Chief Restaurant Operations Officer

John D. Allegretto
Chief Supply Chain Officer

Matthew D. Hood
Chief Marketing Officer

Lon F. Ledwith
Senior Vice President, Restaurant Operations

Alexander M. Puchner
Senior Vice President, Brewing Operations

Stephen J. Demetor
Vice President, Construction

James A. Drake
Vice President, Kitchen Operations

Donald M. Gardner, Jr.
Vice President, Facilities

Raymond G. Martin
Vice President, Culinary Development

Nanette McWhertor
Vice President, Operational Support and Restaurant Openings

Brian W. Pearson
Vice President, Information Services

Jeffrey R. Preston
Vice President, Purchasing

Rana G. Schirmer
Vice President, Accounting and Controller

Michele M. Maerz
Regional Vice President, Restaurant Operations

Steven M. Mintzer
Regional Vice President, Restaurant Operations

Christopher P. Pinsak
Regional Vice President, Restaurant Operations

BOARD OF DIRECTORS

Gerald W. Deitchle
Chairman, President and CEO, BJ's Restaurants, Inc.

Peter A. Bassi
Retired Chairman, Yum! Restaurants International

Larry D. Bouts
Investor/Business Advisor; Former Chairman and CEO, Six Flags Theme Parks

Shann M. Brassfield
President, Golden Resorts, Inc.

James A. Dal Pozzo
President, The Jacmar Companies

John F. Grundhofer
Chairman Emeritus, U.S. Bancorp

J. Roger King
Retired Senior Vice President, Human Resources, PepsiCo, Inc.

BJ'S RESTAURANTS, INC.
7755 CENTER AVENUE, SUITE 300
HUNTINGTON BEACH, CALIFORNIA 92647

WWW.BJSRESTAURANTS.COM

This is a Greener Annual Report. BJ's Restaurants, Inc. is committed to reducing its impact on the environment. The production of this annual report saved the following resources:

- 822 LBS. OF WOOD FOR A TOTAL OF 3 TREES
- 948 GAL. OF WASTE WATER REDUCTION
- 1.8 MILLION BTU'S OF ENERGY SAVED
- 157 LBS. OF SOLID WASTE REDUCTION
- 289 LBS. OF CO_2 GREENHOUSE GAS REDUCTION

Sources: www.utopiapaper.com. Estimates above were made using the Environmental Defense paper calculator and the United States Environmental Protection Agency's Power Profiler. Both sites are listed on www.utopiapaper.com under Resources.


GREENWOOD, IN
BJ's
RESTAURANT
REWHOUSE
TAKE OUT

SHAREHOLDER INFORMATION

CORPORATE OFFICES

BJ's Restaurants, Inc.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647
(714) 500-2400
www.bjsrestaurants.com

COMMON STOCK

The Company's common stock is traded on the NASDAQ stock market under the symbol "BJRI".

LEGAL COUNSEL

Jeffer, Mangels, Butler, & Marmaro, LLP
Los Angeles, California

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Irvine, California

INVESTOR RELATIONS

Inquiries from shareholders, analysts or prospective investors should be directed to:

Gregory S. Levin
Executive Vice President,
Chief Financial Officer and Secretary
(714) 500-2400
investorrelations@bjsrestaurants.com

TRANSFER AGENT

For information regarding change of address or other matters concerning your shareholder account, please contact the transfer agent directly at:

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401
(800) 962-4284

ANNUAL MEETING DATE

June 3, 2009
Irvine, California

BJ'S RESTAURANTS, INC.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647

Dear Shareholders:

You are cordially invited to attend the BJ's Restaurants, Inc. Annual Meeting of Shareholders on June 3, 2009 at 9:00 a.m. (Pacific Daylight Time). The meeting will be held at the BJ's Restaurant and Brewhouse located at 13130 Jamboree Road, Irvine, California 92602.

The matters to be acted upon at the meeting are described in the attached Notice of Annual Meeting and Proxy Statement. Our agenda for the Annual Meeting will also include an overview of our business strategy and recent performance.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, YOU ARE URGED TO VOTE YOUR SHARES PROMPTLY BY MAIL, TELEPHONE OR INTERNET AS INSTRUCTED ON THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION CARD. PROXIES FORWARDED BY OR FOR BROKERS OR FIDUCIARIES SHOULD BE RETURNED AS REQUESTED BY THEM.

Sincerely,

Gerald W. Deitchle
Chairman of the Board, President and Chief Executive Officer

IF YOU PLAN TO ATTEND THE MEETING

Please note that attendance will be limited to shareholders. Admission will be on a first-come, first-served basis. Shareholders may be asked to present valid picture identification, such as a driver's license or passport. Shareholders holding stock in brokerage accounts ("street name" holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting.

BJ'S RESTAURANTS, INC.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of BJ's Restaurants, Inc., a California corporation, will be held at our "BJ's Restaurant & Brewhouse" located at 13130 Jamboree Road, Irvine, California 92602, on June 3, 2009 at 9:00 a.m., Pacific Daylight Time, for the following purposes:

(1) The election of seven directors to serve until our next annual meeting of shareholders and until their successors are elected and qualified;

(2) Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm ("independent auditors") for fiscal 2009; and

(3) The transaction of such other business as may properly come before the meeting or any adjournments or postponements thereof.

The close of business on April 20, 2009, has been fixed by the Board of Directors as the record date for determining shareholders entitled to notice of and to vote at the meeting or any adjournment or postponements thereof. For a period of at least ten days prior to the meeting, a complete list of shareholders entitled to vote at the meeting will be open for examination by any shareholder during ordinary business hours at our corporate headquarters located at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647.

YOUR VOTE IS VERY IMPORTANT TO US. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY IN ORDER TO ENSURE THE PRESENCE OF A QUORUM.

Registered holders may vote:

1. By Internet: go to http://www.investorvote.com/BJRI
2. By toll-free telephone: call 1-800-652-VOTE (8683) within the United States, Canada and Puerto Rico any time on a touch tone telephone.
3. By mail (if you received a paper copy of the proxy materials by mail): mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope.

Any proxy may be revoked at any time prior to the exercise of the proxy at the Annual Meeting of Shareholders.

Beneficial Shareholders. If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares.

By Order of the Board of Directors,

GERALD W. DEITCHLE
Chairman of the Board, President and Chief Executive Officer

April 28, 2009

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 3, 2009

The Proxy Statement related to our 2009 Annual Meeting of Shareholders, our Annual Report to Shareholders for the year ended December 30, 2008, our Annual Report on Form 10-K for the year ended December 30, 2008 and directions to our 2009 Annual Meeting of Shareholders are available under "Proxy Materials" in the "Investors" section on our website at www.bjsrestaurants.com. Our website address is not intended to function as a hyperlink, and the information on our website is not and should not be considered part of this Proxy Statement and is not incorporated by reference herein.

BJ'S RESTAURANTS, INC.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
JUNE 3, 2009

INFORMATION CONCERNING SOLICITATION OF PROXIES AND VOTING

The following information is provided in connection with the solicitation of proxies by and on behalf of the Board of Directors of BJ's Restaurants, Inc. in connection with our Annual Meeting of Shareholders and adjournments or postponements thereof to be held on June 3, 2009 at our "BJ's Restaurant & Brewhouse" located at 13130 Jamboree Road, Irvine, California 92602, at 9:00 a.m., Pacific Daylight Time, for the purposes stated in the Notice of Annual Meeting of Shareholders preceding this Proxy Statement.

SOLICITATION AND REVOCATION OF PROXIES

A form of proxy is being furnished herewith to each shareholder and in each case is solicited on behalf of our Board of Directors for use at the Annual Meeting. We made copies of this Proxy Statement available to shareholders beginning on April 28, 2009. We will bear the cost of the solicitation of proxies, including the charges and expenses of brokerage firms and others forwarding the solicitation material to beneficial owners of stock. We may reimburse persons holding shares in their names or the names of their nominees for the benefit of others, such as brokerage firms, banks, depositaries, and other fiduciaries, for costs incurred in forwarding solicitation materials to their principals. The costs of such solicitation are not expected to exceed $5,000. Our directors, officers and regular administrative employees may solicit proxies personally, by telephone or electronic communication but will not be separately compensated for such solicitation services.

Shareholders are requested to complete, date and sign the accompanying proxy and return it promptly to us. Internet and telephone voting is available through 1:00 a.m. (Central Time) on June 3, 2009. Any proxy given may be revoked by a shareholder at any time before it is voted at the Annual Meeting and all adjournments thereof by filing with our Secretary a notice in writing revoking it, or by duly executing and submitting a proxy bearing a later date via the internet, by telephone or by mail. Proxies may also be revoked by any shareholder present at the Annual Meeting who expresses a desire to vote their shares in person. Subject to such revocation, all proxies duly executed and received prior to, or at the time of, the Annual Meeting will be voted FOR the election of all seven of the nominee-directors specified herein, and FOR the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2009, unless a contrary choice is specified in the proxy. Where a specification is indicated as provided in the proxy, the shares represented by the proxy will be voted and cast in accordance with the specification made therein. As to other matters, if any, to be voted upon, the persons designated as proxies will take such actions as they, in their discretion, may deem advisable. The persons named as proxies were selected by our Board of Directors and each of them is one of our Directors.

Your execution of the enclosed proxy or submitting your vote by telephone or on the internet will not affect your right as a shareholder to attend the Annual Meeting and to vote in person.

Under our bylaws and California law, shares represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee which are represented at the Annual Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Any shares represented at the Annual Meeting but not voted (whether by abstention, broker non-vote or otherwise) will have no impact on the election of directors, except to the extent that the failure to vote for an individual results in another individual receiving a larger proportion of votes. Any shares represented at the Annual Meeting but not voted (whether by abstention, broker non-vote or otherwise) with respect to ratification of the selection of Ernst & Young LLP will have the same effect as votes against such proposal. Broker non-votes will be treated as unvoted for purposes of determining approval of any such proposal and will not be counted as votes for or against such proposal.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers, and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Notice of Annual Meeting and Proxy Statement and the 2008 Annual Report may have been sent to multiple stockholders in your household. If you would like to obtain another copy of either document, please contact our Investor Relations Department at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647, telephone (714) 500-2400. If you want to receive separate copies of the proxy statement and annual report in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address or telephone number.

SHAREHOLDERS' VOTING RIGHTS

Only holders of record of shares of our Common Stock, no par value, at the close of business on April 20, 2009 (the "Record Date") will be entitled to notice of, and to vote at, the Annual Meeting. On the Record Date, there were 26,734,147 shares of Common Stock outstanding, with one vote per share, held by 142 shareholders of record. We estimate that there were approximately 3,000 beneficial shareholders.

With respect to election of directors, assuming a quorum is present, the seven candidates receiving the highest number of votes are elected. See "Nomination and Election of Directors." To ratify the appointment of Ernst & Young LLP, assuming a quorum is present, the affirmative vote of shareholders holding a majority of the voting power represented and voting at the meeting (which shares voting affirmatively also constitute at least a majority of the required quorum) is required. A quorum is the presence in person or by proxy of shares representing a majority of the voting power of our Common Stock.

NOMINATION AND ELECTION OF DIRECTORS
(PROPOSAL NO. 1 ON PROXY CARD)

The number of directors of our Company shall not be less than seven and no more than 13 in accordance with our Bylaws. The exact number is fixed from time to time by our Board of Directors. Currently, the Board of Directors has set the number of directors at seven. Our directors are elected at each annual meeting of shareholders. Therefore, at this Annual Meeting, seven directors will be elected to serve until the next annual meeting of shareholders and until their successors are elected and qualify. The nominees for election as directors at this Annual Meeting set forth in the table below all currently serve on our Board of Directors and are all recommended by our Board of Directors for reelection at the Annual Meeting. In the event that any of the nominees for director should become unable to serve if elected, it is intended that shares represented by proxies which are executed and returned will be voted for such substitute nominee(s) as may be recommended by our existing Board of Directors.

The seven nominee-directors receiving the highest number of votes cast at the Annual Meeting will be elected as our directors. Subject to certain exceptions specified below, shareholders of record on the Record Date are entitled to cumulate their votes in the election of our directors (i.e., they are entitled to the number of votes determined by multiplying the number of shares held by them times the number of directors to be elected) and may cast all of their votes so determined for one person, or spread their votes among two or more persons as they see fit. No shareholder shall be entitled to cumulate votes for a given candidate for director unless such candidate's name has been placed in nomination prior to the vote and the shareholder has given notice at the Annual Meeting, prior to the voting, of the shareholder's intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. Discretionary authority to cumulate votes is hereby solicited by the Board of Directors if any shareholder gives notice of his or her intention to exercise the right to cumulative voting. In that event, the Board of Directors will instruct the proxy holders to vote all shares represented by proxies in a manner that will result in the approval of the maximum number of directors from the nominees selected by the Board of Directors that may be elected with the votes held by the proxy holders.

The following table sets forth certain information concerning the nominees for election as directors:

Nominee	Principal Occupation	Age
Gerald W. Deitchle	Chairman of the Board, President and Chief Executive Officer	57
Peter A. Bassi	Retired Chairman of Yum! Restaurants International	59
Larry D. Bouts	Investor/Business Advisor; Former Chairman and Chief Executive Officer of Six Flags Theme Parks	60
Shann M. Brassfield	President of Golden Resorts, Inc.	40
James A. Dal Pozzo	President of The Jacmar Companies	50
John F. Grundhofer	Retired Chairman, Chief Executive Officer and President, U.S. Bancorp	70
J. Roger King	Retired Senior Vice President, Human Resources of PepsiCo. Inc.	68

GERALD ("JERRY") W. DEITCHLE has been our President and Chief Executive Officer since February 2005 and a member of our Board of Directors since November 2004. In June 2008, Mr. Deitchle was unanimously elected to the additional post of Chairman of the Board. From April 2004 to January 2005, Mr. Deitchle served as President, Chief Operating Officer and a director of Fired Up, Inc., a privately held company that owns, operates and franchises the Johnny Carino's Italian restaurant concept. From 1995 to 2004, he was a member of the executive management team at The Cheesecake Factory Incorporated, a publicly held operator of upscale casual dining restaurants with his last position as corporate President. From 1984 to 1995, he was employed by the parent company of Long John Silver's Restaurants, Inc., with his last position as Executive Vice President.

PETER ("PETE") A. BASSI has been a member of our Board of Directors since September 2004. Mr. Bassi retired in 2005 as Chairman of Yum! Restaurants International (also known as "YRI"). YRI is the International

Division of Yum! Brands, Inc. ("Yum!"), which operates and franchises Taco Bell, Pizza Hut, KFC, Long John Silver's and A&W Restaurants. Mr. Bassi led YRI since June 1997. Prior to this assignment, he was in charge of YRI's Asian business. Yum! was created in 1997 in a spin-off from PepsiCo, Inc. Mr. Bassi joined PepsiCo in 1972 in the Pepsi-Cola Company. During his long tenure at PepsiCo, Mr. Bassi served in various assignments at Pepsi-Cola International, Pizza Hut (U.S. and International), Frito-Lay, and Taco Bell. Mr. Bassi also serves as a director of The Pep Boys – Manny, Moe & Jack, El Pollo Loco, Inc. and Potbelly Sandwich Works.

LARRY D. BOUTS has been a member of our Board of Directors since April 2004. Mr. Bouts currently serves as an investor and advisor to several early-stage companies in various industry segments, including technology, energy and consumer-oriented businesses. Previously, Mr. Bouts served as Chairman and Chief Executive Officer of Six Flags Theme Parks while a private company. Prior to that, he led the launch of the Toys "R" Us international expansion throughout Canada, Australia, Europe, and Asia as President of the International Division, successfully developing a profitable multi-billion dollar offshore retail brand in over 25 countries. Mr. Bouts spent 13 years at PepsiCo, Inc. in finance where he held various planning and finance positions, including Chief Financial Officer of two of PepsiCo's operating divisions.

SHANN M. BRASSFIELD has been a member of our Board of Directors since January 2001. Since January 1997, Mr. Brassfield has been President of Golden Resorts, Inc., a privately held investment and real estate company. From 1991 through 1997, he was the Vice President of Pacific Summit Development, Inc., an international real estate development company. Mr. Brassfield also has experience in the restaurant and hospitality industry.

JAMES A. DAL POZZO has been a member of our Board of Directors since January 2001. Mr. Dal Pozzo has served as the President of The Jacmar Companies since 1993 and was Jacmar's Chief Financial Officer and Treasurer from 1987 to 1992. Mr. Dal Pozzo served as the Chief Financial Officer of the Ojai Ranch and Investment Company in 1992. Mr. Dal Pozzo also serves as a director of Monrovia Nurseries and Retention Education, and is a Governor of Shawnigan Lake School in Shawnigan Lake, BC. Mr. Dal Pozzo is a certified public accountant and was with Peat Marwick from 1981 to 1987, where he specialized in the restaurant, distribution, retail and manufacturing industries.

JOHN ("JACK") F. GRUNDHOFER has been a member of our Board of Directors since April 2002. Mr. Grundhofer is Chairman Emeritus, a non-elected honorary position, of U.S. Bancorp, the 6th largest financial services holding company in the United States. Mr. Grundhofer retired from U.S. Bancorp in 2002. Prior to his retirement, Mr. Grundhofer served as U.S. Bancorp's Chairman from 1990 to 1997 and in 1999. Mr. Grundhofer also served as Chief Executive Officer of U.S. Bancorp from 1990 until February 2001, and served as President of U.S. Bancorp from 1990 until 1999. He reassumed the position of President from August 2000 until the merger of Firstar Corporation and U.S. Bancorp in February 2001. Prior to joining U.S. Bancorp, Mr. Grundhofer served as Vice Chairman and Senior Executive Officer for Southern California with Wells Fargo Bank. Mr. Grundhofer is a director of The Donaldson Company, Inc., Securian Financial Group (formerly known as Minnesota Life Insurance Company), World Point Terminals, Inc. and Capmark Financial Group, Inc. He also serves on the board of numerous charitable organizations, universities, and advisory boards.

J. ROGER KING has been a member of our Board of Directors since April 2002. Mr. King spent 29 years in the human resources field for PepsiCo, Inc. During that tenure, he served as Senior Vice President of Human Resources at PepsiCo, Inc., Vice President of Labor Relations at Frito-Lay and Vice President of Human Resources at Pizza Hut. Mr. King also serves on the Board of Trustees of Texas Christian University. In addition, he has served as Chairman of the Employee Relations Committee of The Business Roundtable and Vice Chairman of the Labor Policy Association in Washington, D.C.

In addition to our current directors, Paul A. Motenko and Jeremiah J. Hennessy also served as directors during fiscal 2008. Messrs. Motenko and Hennessy resigned as directors effective December 30, 2008 to pursue new entrepreneurial ventures outside of the Company. Accordingly, in March 2009, we amended our bylaws to change the authorized number of directors from nine to seven.

We have entered into an employment agreement with Mr. Deitchle that require us to take all reasonable action within our control to cause him to continue to be appointed or elected to our Board of Directors during the term of his employment agreement. Effective June 4, 2008, Mr. Deitchle was appointed Chairman of the Board, succeeding Mr. Motenko and Mr. Hennessy who had previously served as Co-Chairmen.

The terms of all directors will expire at the next annual meeting of shareholders or when their successors are elected and qualified. Each Company officer is elected by, and serves at the discretion of, the Board of Directors, subject to the terms of any employment agreement.

Shareholders wishing to contact any Board member may do so by writing a letter addressed to such Board member and addressing it to our corporate headquarters located at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL OF THE NOMINEES ABOVE.

INFORMATION CONCERNING THE BOARD OF DIRECTORS AND CERTAIN COMMITTEES THEREOF

Determination of Director Independence

In March 2009, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships between us and our subsidiaries and affiliates and each of our directors or any members of their immediate family, including those reported under "Certain Relationships and Related Transactions." The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent under the applicable rules of the Securities and Exchange Commission ("SEC") and the NASDAQ.

As a result of this review, the Board affirmatively determined that all of our directors who served as directors for fiscal 2008 or who are nominated for election at the annual meeting are independent of us and our management under the applicable rules of the SEC and the NASDAQ, with the exception of Messrs. Deitchle and Dal Pozzo. Mr. Deitchle is not considered to be independent due to his current service as our Chief Executive Officer. Mr. Dal Pozzo is not considered to be independent due to his employment as President of The Jacmar Companies, which currently provides food and supply distribution services to us. Additionally, Messrs. Motenko and Hennessy were not considered to be independent due to their status as Company employees during their period of service on our Board.

Board Meetings and Board Committees

The Board met six times during fiscal 2008. Each of our directors attended 75% or more of the aggregate of the total number of meetings of the Board of Directors and the total meetings of all committees of the Board on which he served held during the last fiscal year, except for Mr. Grundhofer who attended three meetings of the Board. At the end of each board meeting, the non-employee directors meet in executive session without members of management present. While we do not have a policy regarding board member attendance at our Annual Meeting, all directors attended our annual shareholders' meeting in June 2008. Each director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his duties, including attendance of meetings of our shareholders, the Board and those committees of which he is a member.

The business of our Board of Directors is conducted through full meetings of the Board of Directors, as well as through meetings of its committees. The following provides certain information regarding the committees of the Board of Directors.

Audit Committee

Our Board maintains an Audit Committee which reviews and reports to the Board on various auditing, internal controls and accounting matters, including the quarterly reviews and annual audit report from our independent auditors. Throughout fiscal 2008, the Audit Committee consisted of Mr. Grundhofer, Mr. Bouts and Mr. Bassi, all of whom are independent directors. Mr. Grundhofer is the Chairman of the Audit Committee. The Audit Committee held six meetings during the last fiscal year. See "Report of the Audit Committee" for a further description of the functions performed by the Audit Committee. The charter for the Audit Committee is available under "Corporate Governance" in the "Investors" section on our website at www.bjsrestaurants.com. Our website address is not intended to function as a hyperlink, and the information on our website is not and should not be considered part of this Proxy Statement and is not incorporated by reference herein.

Compensation Committee

The Compensation Committee determines executive compensation policies, administers compensation plans, reviews programs and policies and monitors the performance and compensation of certain officers and other employees. The Compensation Committee also determines appropriate awards under our 1996 Stock Option Plan and our 2005 Equity Incentive Plan. The Compensation Committee consisted of Mr. King, Mr. Bassi and Mr. Brassfield during the fiscal year 2008, all of whom are independent directors. Mr. King is the Chairman of the Compensation Committee. The Compensation Committee held three meetings during the last fiscal year. See "Compensation Discussion and Analysis" for a further description of the functions performed by the Compensation Committee. The charter for the Compensation Committee is available under "Corporate Governance" in the "Investors" section on our website at www.bjsrestaurants.com. Our website address is not intended to function as a hyperlink, and the information on our website is not and should not be considered part of this Proxy Statement and is not incorporated by reference herein.

Governance and Nominating Committee

Our Board also maintains a Governance and Nominating Committee that is responsible for developing and implementing and monitoring policies and practices relating to our corporate governance. The Governance and Nominating Committee, in conjunction with management, implements our Code of Integrity, Ethics and Conduct, which covers all of our directors, officers and employees and is designed to promote the honest and ethical conduct of our business. In addition, the Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also prepares and supervises the Board's annual review of directors' independence and the Board's performance self-evaluation. The charter for the Governance and Nominating Committee is available under "Corporate Governance" in the "Investors" section on our website at www.bjsrestaurants.com. Our website address is not intended to function as a hyperlink, and the information on our website is not and should not be considered part of this Proxy Statement and is not incorporated by reference herein.

The Governance and Nominating Committee was established in March 2004 and consists of Mr. Grundhofer, Mr. Brassfield and Mr. King, all of whom are independent directors. Mr. Grundhofer serves as Chairman of the Governance and Nominating Committee. The Governance and Nominating Committee conducted its business within the context of regularly scheduled Board meetings and also held one separate meeting during the last fiscal year.

The Governance and Nominating Committee considers candidates for Board membership suggested by its members and other Board members, as well as candidates suggested by members of our management and by our shareholders. A shareholder who wishes to recommend a prospective nominee for the Board should notify any member of the Governance and Nominating Committee in writing with whatever supporting material the shareholder considers appropriate. The Governance and Nominating Committee will also consider whether to nominate any person nominated by a shareholder pursuant to the provisions of our bylaws relating to shareholder nominations.

Once the Governance and Nominating Committee has identified a prospective nominee, the Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Committee with the recommendation of the prospective candidate, as well as the Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Committee determines, in consultation with the Chairman of the Board and other Board members, as appropriate, that additional consideration is warranted, it may request a third-party search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Committee. The Committee then evaluates the prospective nominee against the following standards and qualifications:

- the ability of the prospective nominee to represent the interests of all of our shareholders;
- the prospective nominee's standards of integrity, commitment and independence of thought and judgment;
- the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee's service on other public company boards;
- the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board; and,
- the extent to which the prospective nominee helps the Board reflect the diversity of our shareholders, employees, customers, guests and communities.

The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. In connection with this evaluation, the Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Committee, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Committee.

Shareholder Communications

Any shareholder who wishes to communicate directly with the Board of Directors or one or more specific directors, may send a letter addressed to the Board of Directors or to the specific directors intended to be addressed to our corporate headquarters. We will forward all communications to the Board of Directors or to the specific directors identified by the shareholder. Our current policy is to send every shareholder's communication addressed to the Board of Directors or to one or more specific directors to the identified directors.

Lead Independent Director

In March 2008, our Board of Directors created the position of Lead Independent Director to chair the Board's executive sessions of non-employee directors. The Lead Independent Director also advises the Chairman of the Board and committee chairs with respect to agendas and information needs relating to Board and committee meetings, and performs such other duties as the Board may from time to time assign to assist the Board in fulfilling its responsibilities. Mr. Bassi currently serves as our Lead Independent Director.

Compensation of Directors

We compensate each non-employee director with an annual cash retainer of $30,000 (paid in quarterly installments), plus an annual grant of stock options valued at $40,000, with the underlying number of option shares determined using the Black-Scholes option pricing model. The directors' annual equity grant occurs on January 15 each year. Annual equity grants vest over a three-year period. Stock options have an exercise price equal to the closing market price of our Common Stock on the grant date. In addition, the Chairmen of our Audit, Compensation and Governance Committees receive an additional annual cash retainer of $5,000, paid in quarterly installments. Our Lead Independent Director also receives an additional annual cash retainer of $7,500, payable in quarterly installments, commencing June 2008.

New non-employee directors receive their quarterly installment of their annual cash retainer at the first meeting upon being elected to the Board of Directors. In addition to the regular annual cash retainer, upon initially joining the Board of Directors, each non-employee director receives options to acquire 25,000 shares of Common Stock at a price equal to the closing market price of our Common Stock on the date of the grant. Such options vest over a two-year period. This initial option award will be granted as of the date of the recipient's election to the Board if the election date is open for trading under our "blackout" policy for stock trading, or as of the first open trading day after the election date if the election date is not open for trading under our "blackout" policy.

The following table sets forth information concerning the compensation of our non-employee directors during 2008:

Name (1)	Fees Earned or Paid in Cash($)	Option Awards ($)(2)	Total ($)
Pete A. Bassi (3)	35,625	35,877	71,502
Larry D. Bouts (4)	30,000	35,877	65,877
Shann M. Brassfield (5)	30,000	35,877	65,877
James A. Dal Pozzo (6)	30,000	45,972	75,972
John F. Grundhofer (7)	40,000	45,972	85,972
J. Roger King (8)	35,000	45,972	80,972

(1) Directors who are also our employees receive no additional compensation for serving on the Board of Directors. The compensation of Gerald W. Deitchle, our current Chairman, President and Chief Executive Officer, as well as former Board members Paul A. Motenko and Jeremiah J. Hennessy, are reflected in the Summary Compensation Table.

(2) These amounts do not reflect amounts paid to or realized by the named individual for fiscal 2008. Instead, these amounts reflect the aggregate compensation cost for financial statement reporting purposes for fiscal 2008 under Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS 123R"), for the fair value of stock options granted in 2008 and prior years. There is no guarantee that, if and when these option awards are ultimately exercised, they will have this or any other value. Pursuant to the Securities and Exchange Commission ("SEC") rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to 2008 grants, refer to note 1 of our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 30, 2008, as filed with the SEC.

(3) Aggregate number of option awards outstanding held by Mr. Bassi at December 30, 2008 is 44,632.

(4) Aggregate number of option awards outstanding held by Mr. Bouts at December 30, 2008 is 44,632.

(5) Aggregate number of option awards outstanding held by Mr. Brassfield at December 30, 2008 is 70,401.

(6) Aggregate number of option awards outstanding held by Mr. Dal Pozzo at December 30, 2008 is 70,401.

(7) Aggregate number of option awards outstanding held by Mr. Grundhofer at December 30, 2008 is 20,502.

(8) Aggregate number of option awards outstanding held by Mr. King at December 30, 2008 is 60,401.

Director Stock Ownership Guidelines

Effective January 3, 2007, the Board resolved that all non-employee directors are required to hold shares of our Common Stock with a value equal to four times the amount of the annual cash retainer paid to non-employee directors, calculated using the most current year annual cash retainer adopted by the Board. All non-employee directors are required to achieve these guidelines within four years of joining the Board, or at the time these guidelines were adopted. Shares that count towards satisfaction of these guidelines include:

- Stock purchased on the open market;
- Stock obtained through stock option exercises;
- Restricted stock units;
- Deferred stock units; and,
- Stock beneficially owned in a trust, by spouse and/or minor children.

REPORT OF THE AUDIT COMMITTEE

The following Audit Committee report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any of our filings under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate this Audit Committee report by reference therein.

In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board in overseeing and monitoring our financial reporting practices. The members of the Audit Committee are independent (as such term is defined in the applicable rules of the NASDAQ and the SEC. In addition, all members of the Audit Committee have been designated as "audit committee financial experts" (as such term is defined by Item 407(d)(5)(ii) of Regulation S-K).

As more fully described in its charter, the Audit Committee oversees our financial reporting and internal control processes on behalf of the Board of Directors, as well as the independent audit of our consolidated financial statements by our independent auditors. The Audit Committee appointed and the shareholders ratified Ernst & Young LLP ("E&Y") as our independent auditors for fiscal year 2008. Management has the primary responsibility for our consolidated financial statements and the financial reporting process, including our system of internal controls. E&Y, as our independent auditors, is responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed our audited consolidated financial statements for fiscal year 2008 with management and E&Y. Management and E&Y have represented to the Audit Committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles.

In addition, during the most recent fiscal year, the Audit Committee:

- reviewed with E&Y their judgments as to the quality, not just the acceptability, of our consolidated financial statements for fiscal year 2008;

- discussed with E&Y the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*;

- reviewed the written disclosures and the letter from E&Y required by the Public Accounting Oversight Board Rule 3526, *Communication with Audit Committees Concerning Independence*, and discussed with E&Y its independence, including the compatibility of non-audit services with the auditors' independence; and,

- discussed with E&Y the overall scope and plans for their respective audits.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors and the Board has approved that our audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 30, 2008 for filing with the Securities and Exchange Commission. The Committee and the Board have also appointed Ernst & Young LLP as our independent auditors for its fiscal year 2009.

The Audit Committee

John F. Grundhofer, Chairman   Larry D. Bouts   Peter A. Bassi

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

(PROPOSAL NO. 2 ON PROXY CARD)

The Audit Committee has appointed Ernst & Young LLP as our independent auditors for the fiscal year ending December 29, 2009, and the Board is recommending shareholders ratify that appointment at the Annual Meeting. Ernst & Young LLP does not have, and has not had at any time, any direct or indirect financial interest in us or any of our subsidiaries and does not have, and has not had at any time, any relationship with us or any of our subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer, or employee. Neither BJ's nor any of our officers or directors has or has had any interest in Ernst & Young LLP.

As a matter of good corporate governance, the Board has determined to submit the appointment of Ernst & Young LLP to the shareholders for ratification. In the event that this appointment of Ernst & Young LLP is not ratified by a majority of the shares of Common Stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will reconsider its appointment of an independent registered public accounting firm for future periods.

Representatives of Ernst & Young LLP will be present at the Annual Meeting, will have an opportunity to make statements if they so desire, and will be available to respond to appropriate questions.

Notwithstanding the ratification by shareholders of the appointment of Ernst & Young LLP, the Board of Directors or the Audit Committee may, if the circumstances dictate, appoint other independent auditors.

Fees Billed by Ernst & Young LLP

The following table sets forth the aggregate fees billed to us for the fiscal years ended December 30, 2008 (fiscal 2008) and January 1, 2008 (fiscal 2007) by our independent auditors, Ernst & Young LLP:

	2008	2007
Audit Fees (1)	$356,500	$339,900
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

(1) These amounts represent fees of Ernst & Young LLP for the audit of our consolidated financial statements, the review of consolidated financial statements included in our quarterly Form 10-Q reports, the audit of our management's assessment of internal controls over financial accounting and reporting as required by the Sarbanes-Oxley Act of 2002, and the services that an independent auditor would customarily provide in connection with audits, regulatory filings and similar engagements for the fiscal year.

Pre-Approval Policies and Procedures

The Audit Committee has established policies and procedures for the approval and pre-approval of audit services and permitted non-audit services. The Audit Committee has the responsibility to appoint and terminate our independent auditors, to pre-approve their performance of audit services and permitted non-audit services, to approve all audit and non-audit fees, and to set guidelines for permitted non-audit services and fees. All the fees for fiscal 2008 and 2007 were pre-approved by the Audit Committee or were within pre-approved guidelines for permitted non-audit services and fees established by the Audit Committee, and there were no instances of waiver of approval requirements or guidelines during the same periods.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of the Record Date by: (a) each of our directors, (b) each executive officer identified in the Summary Compensation Table, (c) all of our executive officers and directors as a group and (d) each person known by us to be the beneficial owner of 5% or more of the outstanding shares of our Common Stock. Ownership of less than 1% is indicated by an asterisk.

	Shares Beneficially Owned (1)	
Name and Address (2)	**Number of Shares (3)**	**Percentage of Class (3)**
The Jacmar Companies William H. Tilley c/o The Jacmar Company 2200 W. Valley Boulevard Alhambra, CA 91803	4,202,319(4)	15.72%
Golden Resorts, Inc. Jerry G. Brassfield, Director c/o Golden Resorts, Inc. 1901 S. Bascom Avenue, Suite 1700 Campbell, CA 95008	2,128,795(5)	7.96%
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	2,118,133(6)	7.92%
Morgan Stanley 1585 Broadway New York, NY 10036	1,832,404(7)	6.85%
Eagle Asset Management, Inc. 880 Carillon Parkway St. Petersburg, FL 33716	1,741,941(8)	6.52%
Next Century Growth Investors, LLC 5500 Wayzata Boulevard, Suite 1275 Minneapolis, MN 21202	1,411,503(9)	5.28%
Gerald W. Deitchle	358,298(10)	1.32%
Paul A. Motenko	278,678(11)	1.04%
Jeremiah J. Hennessy	258,828(12)	*
James A. Dal Pozzo	4,354,453(13)	16.25%
Shann M. Brassfield	674,039(14)	2.52%
John F. Grundhofer	79,334(15)	*
J. Roger King	74,884(16)	*
Larry D. Bouts	103,565(17)	*
Peter A. Bassi	53,565(18)	*
Gregory S. Levin	73,174(19)	*
Gregory S. Lynds	116,550(20)	*
John D. Allegretto	64,537(21)	*
All directors and executive officers as a group (14 persons)	6,686,695(22)	23.95%

* Less than 1%

(1) The persons named in the table, to our knowledge, have sole voting and sole investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes hereunder.

(2) The address of our officers and directors is at our principal executive offices at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647.

(3) Shares of Common Stock which a person had the right to acquire within 60 days are deemed outstanding in calculating the percentage ownership of the person, but not deemed outstanding as to any other person. Does not include shares issuable upon exercise of any options issued by us which are not exercisable within 60 days from the date hereof.

(4) Consists of 2,624,129 shares held of record by The Jacmar Companies, 1,487,964 shares held by the William H. Tilley Trust, 15,000 shares held by the William Tilley SEP IRA, 26,000 shares held by The William Tilley Family Foundation and 49,226 shares held by Tilley family members and affiliates. The Jacmar Companies are controlled by William H. Tilley whose address is the same as that of the Jacmar Companies. See "Certain Relationships and Related Transactions."

(5) Consists of 729,660 shares held of record by the Jerry G. Brassfield Revocable Trust, 62,166 shares held by Jerry G. Brassfield and family, 499,003 shares held by Golden Resorts, Inc., 68,500 shares held by Autofocus of which Jerry G. Brassfield is a director and major shareholder and 769,466 shares held by Sunline Settlement Trust of which Jerry G. Brassfield is the beneficial owner. Golden Resorts, Inc. is controlled by Jerry G. Brassfield whose address is the same as that of Golden Resorts, Inc. Shann M. Brassfield, one of our Directors, is the son of Jerry G. Brassfield.

(6) Consists of shares owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. serves as investment advisor with the power to vote and/or direct investment. The number of shares set forth in this table and the foregoing information is based solely on a Schedule 13G/A filed on February 12, 2009. T. Rowe Price Associates, Inc. has disclaimed beneficial ownership of these shares.

(7) Based solely on a Schedule 13G/A filed on February 17, 2009, it is our belief that Morgan Stanley beneficially owned the number of shares indicated as of December 31, 2008. Morgan Stanley is the parent corporation of Morgan Stanley Investment Management Inc., which is an investment adviser having beneficial ownership of a substantial portion of the shares indicated.

(8) Based solely on a Schedule 13G filed on January 26, 2009, it is our belief that Eagle Asset Management, Inc., a Florida corporation, is the beneficial owner of the shares indicated as of December 31, 2008.

(9) Based solely on a Schedule 13G/A filed on March 18, 2009, it is our belief that Next Century Growth Investors, LLC, a Delaware limited liability company that is controlled by Thomas L. Press and Donald M. Longlet, is the beneficial owner of the shares indicated as of December 31, 2008.

(10) Consists of 10,000 shares of Common Stock held of record by the Deitchle Family Trust, 8,000 shares of Common Stock held in Mr. Deitchle's IRA, 3,608 shares of Common Stock of which Mr. Deitchle is the beneficial owner and 336,690 shares of Common Stock purchasable upon exercise of options.

(11) Consists of 193,678 shares of Common Stock and options exercisable for up to 85,000 shares of Common Stock. See "Compensation Discussion and Analysis." Mr. Motenko resigned from his positions as an officer and director of BJ's effective December 30, 2008.

(12) Consists of 173,828 shares of Common Stock and options exercisable for up to 85,000 shares of Common Stock. See "Compensation Discussion and Analysis." Mr. Hennessy resigned from his positions as an officer and director of BJ's effective December 30, 2008.

(13) Consists of 2,624,129 shares held of record by The Jacmar Companies, 102,800 shares held by Mr. Dal Pozzo, 26,000 shares held by The William Tilley Family Foundation (of which Mr. Dal Pozzo is Secretary and a Director), 1,537,190 shares held by various Tilley family trusts (of which Mr. Dal Pozzo is co-trustee) and 64,334 shares of Common Stock purchasable upon exercise of options. Mr. Dal Pozzo is an executive officer and director of The Jacmar Companies. See "Certain Relationships and Related Transactions."

(14) Consists of 102,300 shares held of record by the Shann M. Brassfield Revocable Trust, 499,003 shares held by Golden Resorts, Inc., 8,402 shares of Common Stock of which Mr. Shann Brassfield is the beneficial owner and 64,334 shares of Common Stock purchasable upon exercise of options. Mr. Brassfield is an executive officer and director of Golden Resorts, Inc., which is controlled by his father Jerry G. Brassfield.

(15) Consists of 64,899 shares of Common Stock of which Mr. Grundhofer is the beneficial owner and 14,435 shares of Common Stock purchasable upon exercise of options.

(16) Consists of 20,550 shares of Common Stock of which Mr. King is the beneficial owner and 54,334 shares of Common Stock purchasable upon exercise of options.

(17) Consists of 65,000 shares of Common Stock of which Mr. Bouts is the beneficial owner and 38,565 shares of Common Stock purchasable upon exercise of options.

(18) Consists of 15,000 shares of Common Stock of which Mr. Bassi is the beneficial owner and 38,565 shares of Common Stock purchasable upon exercise of options.

(19) Consists of 4,105 shares of Common Stock of which Mr. Levin is the beneficial owner and options exercisable for up to 69,069 shares of Common Stock. See "Compensation Discussion and Analysis."

(20) Consists of 1,503 shares of Common Stock of which Mr. Lynds is the beneficial owner and options exercisable for up to 115,047 shares of Common Stock. See "Compensation Discussion and Analysis."

(21) Consists of 451 shares of Common Stock of which Mr. Allegretto is the beneficial owner and options exercisable for up to 64,086 shares of Common Stock. See "Compensation Discussion and Analysis."

(22) Includes 1,183,467 shares of Common Stock issuable upon exercise of options.

COMPENSATION DISCUSSION AND ANALYSIS
ROLE OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board has the responsibility for establishing, implementing and continually monitoring adherence to our compensation philosophy. The Compensation Committee ensures that the total compensation paid to our executive officers is fair, reasonable and competitive. The Compensation Committee is comprised entirely of independent directors who are also non-employee directors as defined in Rule 16b-3 under the Securities Exchange Act of 1934 ("Rule 16b-3") and outside directors as defined under Section 162(m) of the Internal Revenue Code ("Code"). The Compensation Committee reviews the performance of our officers and key employees and reports to the Board of Directors. In such capacity, the Compensation Committee administers our executive compensation plans, reviews our general compensation and benefit programs and policies, and monitors the performance and compensation of executive officers and other key employees. However, the basic compensation arrangement for Mr. Deitchle was originally established under an employment agreement previously approved by the Compensation Committee and the Board of Directors and is described in the section entitled "Compensation of the Chief Executive Officer" in this Proxy Statement. The Compensation Committee also makes recommendations regarding equity awards to executive officers and other employees pursuant to our equity compensation plans, including our 2005 Equity Incentive Plan.

The Compensation Committee's charter establishes the various responsibilities of the Compensation Committee including those described above. The Compensation Committee periodically reviews and revises the charter. In addition, the Compensation Committee regularly receives reports and recommendations from management and, as appropriate, consults with legal, accounting or other advisors in accordance with the authority granted to the Compensation Committee in its charter.

Three independent directors, J. Roger King, Shann M. Brassfield, and Peter A. Bassi, currently serve on the Compensation Committee and served as Compensation Committee members during all of fiscal 2008. Mr. King is the chairman of the Compensation Committee. Each member of the Compensation Committee meets the independence requirements specified by the applicable rules of the SEC and the NASDAQ and by Section 162(m) of the Code, as determined annually by the Board. The Chairman of the Compensation Committee reports the Compensation Committee's actions and recommendations to the Board of Directors following each Compensation Committee meeting.

Executive Officers

The named executive officers of the Company held the following positions as of April 28, 2009

Name	Position	Age
Gerald W. Deitchle	Chairman of the Board, President and Chief Executive Officer	57
Gregory S. Levin	Executive Vice President, Chief Financial Officer and Secretary	41
Gregory S. Lynds	Executive Vice President and Chief Development Officer	47
John D. Allegretto	Chief Supply Chain Officer	45

Departed Executive Officers

On December 30, 2008, Paul A. Motenko and Jeremiah J. Hennessy resigned from their positions as Vice President and members of our Board of Directors. We currently do not plan to appoint specific replacements for these two executive positions. However, we may appoint additional executive officers to assume different management responsibilities in the future.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all final decisions regarding the compensation of executive officers, including base salaries, and cash-based and equity-based incentive compensation programs. The Compensation Committee and the Chief Executive Officer annually review the performance of the other executive officers. This annual review is based on the individual performance objectives established annually for each executive officer as well as the Chief Executive Officer's perspective on the performance of each executive officer. Any recommendations or conclusions made by the Chief Executive Officer based on the executive officer's annual review, including with respect to salary adjustments and annual award amounts, are presented to the Compensation Committee which, in turn, exercises its independent discretion to approve, disapprove or modify any recommended compensation adjustments or rewards. The Compensation Committee annually reviews the performance of the Chief Executive Officer.

Overview of Compensation Philosophy and Program

The Compensation Committee believes that executive compensation should be closely aligned with our performance on both a short-term and a long-term basis. In addition, the Compensation Committee believes that compensation should be designed to assist us in attracting and retaining management personnel that are critical to our long-term success. To that end, the Compensation Committee believes that executive compensation should be comprised of three principal components:

- annual base salary;
- performance-based annual cash incentive bonuses, which are dependent on our annual consolidated financial performance and, for most executives, their individual performance; and,
- long-term incentive compensation in the form of stock options, restricted stock units or other equity-based awards that are designed to align executive officers' interests with those of shareholders by rewarding outstanding performance and providing long-term incentives.

The Compensation Committee considers a variety of factors when it establishes the amount of total compensation to award to executive officers each year. Among these factors are:

- the amount of total compensation paid to our executives compared to amounts paid to similar executives at targeted peer group companies both for the prior year and over a multi-year period;
- the value of equity-based compensation awarded in prior years;
- internal pay equity considerations; and,
- broad trends in executive compensation generally and within the restaurant industry.

Determining Executive Compensation

We have structured our annual and long-term incentive-based cash and non-cash executive compensation programs to motivate executives to achieve our business goals and reward them for achieving these goals. The Compensation Committee determines relevant market data and alternatives to consider when making compensation decisions regarding the executive officers. The Compensation Committee generally makes its annual executive compensation decisions at its meeting held in December of each year. Additionally, the Compensation Committee meets after our annual financial results have been audited by our independent auditors to finalize the most recently completed fiscal year's annual incentive calculations for executives and other applicable employees.

In determining executive compensation, the Compensation Committee reviews base pay, annual cash bonus and equity awards for the current year and on a cumulative basis. The Compensation Committee also receives information regarding the performance of each executive based upon predetermined individual objectives and other attributes. Additionally, the Compensation Committee compares executive compensation levels and practices for executives holding comparable positions at targeted comparator group companies, which helps the Compensation Committee set compensation at competitive levels. For fiscal 2008, the Compensation Committee used Mercer Human Resource Consulting to analyze our comparator group. For fiscal 2009, the Compensation Committee used Semler Brossy Consulting Group, LLC to analyze the comparator group. Generally, the Compensation Committee's philosophy is to target annual executive compensation to executives at approximately the 50th percentile of the comparator group. The Compensation Committee believes that targeting total compensation at approximately the 50th percentile enables us to remain competitive with our peers in attracting and retaining executive talent. However, the Compensation Committee does not use formulas or specifically set the compensation for our executives based solely on this industry data or based on a specific percentile of this industry data. Instead, the Compensation Committee uses this information and the executive's level of responsibility and experience, as well as the executive's success in achieving business objectives and their overall leadership qualities, in determining the executive's compensation. The Compensation Committee believes that this approach allows it to take into consideration the executive's overall contribution to us in determining executive compensation rather than relying solely on specific peer group targets.

The comparable companies used in the assessment for both fiscal 2008 and 2009 did not change except for Rare Hospitality, which was included in the 2008 analysis, but was acquired in 2008 by Darden Restaurants and therefore was not included in the comparable companies for 2009. The comparable companies included in our assessment were:

Benihana
California Pizza Kitchen
CEC Entertainment
Cheesecake Factory
Chipotle Mexican Grill
McCormick & Schmicks Seafood Restaurants
Mortons Restaurant Group
Peet's Coffee & Tea
PF Chang's China Bistro
Rare Hospitality
Red Robin Gourmet Burgers
Ruth's Chris Steakhouse
Texas Roadhouse

The Compensation Committee believes that the above peer group represents the optimal cross-section of companies for which we compete for talent or which are similar to us in size and business focus. Because our management team, as well as the institutional investment community, generally assess our performance by reference to other companies in our industry, the Compensation Committee believes that setting compensation by reference to that same group would allow for the most meaningful comparisons of our actual performance against our peers, and therefore would enable the Compensation Committee to best structure compensation packages for our executive officers in a manner rewarding superior operating performance and the creation of shareholder value.

A significant percentage of total compensation is allocated to incentive compensation as a result of the philosophy mentioned above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. The Compensation Committee gathers and reviews data from either Mercer Human Resource Consulting (fiscal 2008) or Semler Brossy Consulting Group, LLC (fiscal 2009) as well as relevant information from industry sources, SEC filings and other publicly available sources to determine the appropriate level and mix of incentive compensation. Income from such incentive compensation is realized as a result of our performance or the individual, depending on the type of award, compared to established goals.

The results of Semler's assessment indicated that Mr. Deitchle's total compensation was near the 25th percentile for comparable companies surveyed. For Messrs. Levin, Lynds and Allegretto base pay was in the 25th to 50th percentile for comparable companies surveyed.

Elements of Executive Compensation

Base Salary. Base salaries for executive officers are generally reviewed on an annual basis and at the time of promotion or other change in responsibilities. Increases in base salary are determined using both objective and subjective factors, such as the level of responsibility, individual performance, level of pay, both of the executive in question and other similarly situated executives, and the comparative group companies' base salary levels. For fiscal 2009, the Compensation Committee elected to provide its executive officers with modest increases in their base salaries over the amounts paid in fiscal 2008 to maintain the competitiveness of the their total compensation.

Annual Incentive Bonus. Each executive officer participates in our annual Performance Incentive Plan ("PIP"). Annual bonuses under the PIP are generally determined based on a percentage of each officer's base salary, which for 2008, ranged from 25% to 65%. The Compensation Committee approves and recommends to the Board of Directors the objective performance measure or measures, bonus target percentages and all other terms and conditions of awards under the PIP. For fiscal 2008, the principal objective performance measure used by the Compensation Committee for the purposes of the PIP was a targeted amount for our consolidated pre-tax income, as adjusted for the impact of certain pre-tax charges related to asset disposals in connection with restaurant facility image enhancements and upgrades, as well as non-recurring legal settlements and terminations and natural disaster and related costs. The Compensation Committee used adjusted consolidated pre-tax income as the objective performance measure because it believes that this performance measure gives our executives a more definitive target that is largely within their ability to influence and control. In addition to the formula-based PIP, the Compensation Committee may exercise its discretion to modify an annual incentive bonus for any executive based on other performance factors.

Under the fiscal 2008 PIP, 67% of the executives' incentive bonus (other than for the Chief Executive Officer – see "Compensation of the Chief Executive Officer and the Co-Chairmen") was based on the degree of achievement of our consolidated pre-tax income target, as adjusted for the non-cash charges noted above. The remaining 33% of the 2008 PIP incentive bonus was based on each executive's achievement of certain agreed-upon individual performance objectives. For example, if the executive's base salary was $100,000 and his/her total PIP incentive bonus was 25% of base salary (or $25,000), then 67% of the $25,000 total bonus (or $16,750) would be driven by the degree of achievement of the consolidated pre-tax income target, and 33% of the $25,000 total bonus (or $8,250) would be driven by the degree of achievement of individual performance objectives. The specific individual performance objectives established for each executive officer takes into account certain factors including the contributions of these officers to the success of our key strategic initiatives, as well as each officer's personal development. These individual performance objectives usually change each year based on the strategic initiatives for the year and other factors.

Our targeted consolidated pre-tax income for fiscal 2008, as adjusted for the aforementioned non-cash charges, was $24.1 million. The 2008 PIP also provided for a sliding scale of potential incentive award percentages, starting with a required minimum performance threshold of at least 80% of target for any incentive to be earned under this section of the PIP and capping at 150% of target achievement. For fiscal 2008, our actual consolidated pre-tax income, as adjusted, was $16.4 million or approximately 68% of target. The Company's performance shortfall compared to target for fiscal 2008 was principally due to a shortfall in targeted comparable restaurant sales which, in turn, was principally attributable to the slowing national economy and related factors that significantly affected consumer visits in general to casual dining restaurants during the year, as well as unplanned volatility in the costs for certain food commodities and energy that were outside the control of management. As a result of us only achieving 68% of our target, we did not pay out any cash incentive to any executive under the consolidated pre-tax income target section under our 2008 PIP.

The remaining 33% of the 2008 PIP incentive bonus is based on individual performance goals, except for Mr. Deitchle, whose fiscal 2008 PIP incentive bonus was based on consolidated pre-tax income because he is responsible for the financial performance of the entire Company. We believe individual bonus goals for certain executives are appropriate primarily to drive individual performance against strategic corporate initiatives. These individual goals are determined annually in conjunction with our strategic initiatives and presented to the Compensation Committee and Board of Directors at our annual strategic planning meeting. At the end of the year, the Compensation Committee, with the input from the Chief Executive Officer, reviews the individual performance goals of the respective executive officers; determines which performance goals were achieved; and, determines the resulting incentive bonus earned for this component of the PIP. The table below shows the fiscal 2008 target annual incentive bonus for each named executive officer as compared to the actual fiscal 2008 bonus payout.

Fiscal 2008 Annual Incentive Bonus Plan Target Bonus vs. Actual Payout

Name	Target Bonus (as a % of Base Pay)	Actual Bonus (as a % of Target Bonus)
Paul A. Motenko	—%	—%
Jeremiah J. Hennessy	—%	—%
Gerald W. Deitchle	65%	33.3%
Gregory S. Levin	45%	29.7%
Gregory S. Lynds	45%	24.1%
John D. Allegretto	35%	30.0%

The Compensation Committee approved the fiscal 2009 PIP at its December 2008 meeting. The basic terms, conditions, structure and percentage metrics of the fiscal 2009 PIP are substantially the same as that for the 2008 PIP. However, the 2009 principal objective performance target is consolidated income before interest income/expense and income taxes. The Compensation Committee decided to exclude interest income/expense in the 2009 target due to the volatility of the financial markets which can have an uncontrollable impact on the Company's interest income/expense. As such, the Compensation Committee believes that consolidated income before interest and income taxes give a more definitive target that is largely within management's ability to influence and control.

Long-Term Equity Compensation. We design our long-term incentive compensation to drive long-term company performance, to align the interests of our executives with those of our shareholders and to retain executives through long-term vesting and wealth accumulation. In fiscal 2008, long-term incentive compensation took the form of stock option awards and restricted stock units for executive officers based on prior year's performance. Currently, the Compensation Committee targets a specific economic value for annual equity awards and then grants one half of the economic value in stock options and the other half of the economic value in restricted stock units. However, this allocation may change in the future, or may change for specific circumstances involving a given executive. The amount of annual equity awards granted to executive officers is based on a target economic value, which was set at approximately the 50th percentile of comparator group companies for comparable positions. However, as discussed above, in specific cases we set the target economic value of the equity award higher or lower than the median where appropriate based on factors such as our prior year performance and individual executive performance.

Beginning in 2007, all of our restaurant general managers, executive kitchen managers, regional kitchen operations managers, area/regional directors and certain brewery operations positions became eligible to receive restricted stock units in accordance with our Gold Standard Stock Ownership Program under our 2005 Equity Incentive Plan. This program is designed to increase employee retention and to promote long-term wealth building based on ownership of our restricted stock units. Ownership of restricted stock units is dependent on the participant's extended service with us in their respective positions and their achievement of certain agreed-upon performance objectives during that service period (generally 5 years).

Stock Options. In determining the size of annual stock option grants to executive officers, the Compensation Committee bases its determinations and recommendations to the Board of Directors on such considerations as the value of total direct compensation for comparable positions in comparative group companies, company and individual performance against the strategic plan for the prior fiscal year, the number and value of stock options previously granted to the executive officer, the allocation of overall share awards attributed to executive officers and the relative proportion of long-term incentives within the total compensation mix.

All stock options granted by us during fiscal 2008 were granted as nonqualified stock options with an exercise price equal to the closing price of our Common Stock on the date of grant (except for annual stock option grants which utilize the average closing price of the Company's Common Stock for the last five trading days of the fiscal year). Accordingly, stock options will have value only if the market price of our Common Stock increases after that date. Other than the stock options granted to Messrs. Motenko, Hennessy and Deitchle discussed elsewhere in this Proxy Statement, stock options granted to our executive officers generally vest in five equal annual installments. Because employees will only realize value from their options if our stock price increases over the exercise price, the vesting schedule is designed to provide our employees with an incentive to work toward increasing the long-term value of our Common Stock.

Restricted Stock and Restricted Stock Units ("RSUs"). Restricted stock awards differ from stock options in that the primary purpose of restricted stock awards is to provide a component of equity-based compensation that, unlike stock options, has a measurable value to recipients immediately upon their grant, which we believe helps with overall retention. Such awards, when vested, are generally paid in shares and thereby have little or no out-of-pocket cost to the recipients, other than related income tax obligations.

The Compensation Committee believes that restricted stock and restricted stock unit awards may also be very effective in attracting, motivating and retaining high quality management talent for all levels of our organization. Beginning in 2007, all of our restaurant general managers, executive kitchen managers, regional kitchen operations managers, area/regional directors and certain brewery operations positions became eligible for the Gold Standard Stock Ownership Program under our 2005 Equity Incentive Plan. This program is a long-term wealth building program based on our RSUs that is dependent on the participant's extended service with us in their respective positions and their achievement of certain agreed upon performance objectives during that service period (generally 5 years). Our fiscal 2009 annual equity award grant to officers and other employees (which is determined based on 2008 performance) includes both stock options and RSUs. Moreover, because we do not currently have a pension or a supplemental executive retirement plan, we believe our annual grants of RSUs will assist certain key employees with their retirement planning through the potential wealth accumulation benefits of our annual grants.

Executive Benefit and Perquisites. Pursuant to their employment agreements, during fiscal 2008, each of Mr. Motenko and Mr. Hennessy were entitled to certain fringe benefits including use of a company automobile or automobile allowance of $1,000 per month and a $1,000,000 life insurance policy (premiums for which shall not exceed $7,500 per year) on the life of Mr. Motenko and Mr. Hennessy, as the case may be, with the beneficiaries designated by Mr. Motenko or Mr. Hennessy. In addition, they were entitled to receive customary vacation benefits, family health insurance and the right to participate in our customary executive benefit plans. Both Mr. Motenko and Mr. Hennessy resigned from all officer and director positions they held with us effective December 30, 2008.

In addition, pursuant to his employment agreement, Mr. Deitchle is entitled to certain fringe benefits including up to $3,000 per year for unreimbursed out-of-pocket costs associated with an annual physical examination, use of a company automobile or automobile allowance, family health insurance and the right to participate in our customary executive benefit plans. Other executive officers are entitled to receive customary vacation benefits, automobile allowances, family health insurance and the right to participate in our customary executive benefit plans.

Equity Grant Timing Practices

The Compensation Committee and the Board have adopted guidelines for equity grant timing practices. The guidelines approved by the Board are as follows:

Regular Annual Equity Grant Dates. Annual equity grants are presented and approved at the meeting of the Compensation Committee held in December of each year, before fiscal year-end earnings are released. The regular annual equity grant date for all employees, including executive officers, is the first business day of the new fiscal year and the exercise price for the annual stock option grants is determined using the average of the closing price of our Common Stock for the last five trading days of the fiscal year.

For annual grants of restricted stock units, the Compensation Committee approves a specific dollar amount to be granted to each recipient and the number of shares is thereafter determined by dividing the dollar amount approved by the Compensation Committee by the average of the closing market price of our Common Stock for the last five trading days of the fiscal year.

New Hire Grant Dates. Prior to 2007, stock option grants to newly-hired employees that fall within parameters previously set by the Compensation Committee were approved by written action by the Chief Executive Officer. Beginning in 2007, the Chief Executive Officer requested that all new hire grants be approved by the Compensation Committee prior to the new employee's first day of employment. These grants occur on the first day of employment as stated in the offer letters for new employees, unless the first day of employment for a new Company officer is during one of our stock trading "black-out" periods, in which case the grants occur on the first trading day subsequent to the end of our "black-out" period. The exercise price is always the closing price of our Common Stock on the date of grant. Options granted to new employees generally vest ratably over five years. Beginning in 2008, we also began issuing restricted stock units to our newly-hired employees. The number of restricted stock units granted to our new employees is determined by dividing the approved dollar amount by the closing market price of our Common Stock on the date of grant. These restricted stock units generally vest at 20% per year or in five equal annual installments.

Participants in Our Gold Standard Stock Ownership Program ("GSSOP"). Beginning in 2007, all of our restaurant general managers, executive kitchen managers, regional kitchen operations managers, area/regional directors and certain brewery related positions became eligible for the Gold Standard Stock Ownership Program under our 2005 Equity Incentive Plan. New participants receive their grants on the first day of each month subsequent to their acceptance into the program in accordance with the GSSOP documentation. The number of RSUs granted to a participant in the GSSOP is determined by their position and calculated as the dollar amount of their grant, as determined in the GSSOP document, divided by the closing market price of our Common Stock on the date of grant. All RSUs under the GSSOP "cliff vest" after five years from the date of grant.

All Other Grants. Our general practice is to issue equity grants annually or upon new employment as described above. In those instances when equity awards occur during the year due to employee promotions or other factors, the equity awards are approved in advance by the Compensation Committee and a future grant date is selected by the Committee. The exercise price for such awards will always be based on the closing price of our Common Stock on the date of grant.

Compensation of the Chief Executive Officer and the Co-Chairmen

Gerald W. Deitchle Employment Agreement

On January 19, 2005, we announced that Gerald W. (Jerry) Deitchle had been appointed as our President and CEO and his employment commenced February 1, 2005. In June 2008, Mr. Deitchle was unanimously elected to the additional post of Chairman of the Board. Under the terms of Mr. Deitchle's employment agreement, he is entitled to receive annual cash compensation of $300,000, subject to a minimum escalation annually in accordance with increases in the Consumer Price Index and otherwise at the discretion of the Compensation Committee. Additionally, under the terms of his employment contract, Mr. Deitchle was entitled to a bonus based on the Company achieving a targeted EBITDA for fiscal 2005, and all subsequent year bonuses shall be determined by the Board of Directors in its sole discretion and shall be commensurate with that offered to the chief executive officers of similarly situated public restaurant companies, including our comparator companies listed above. Mr. Deitchle's employment agreement expires on December 31, 2009 (the "Termination Date"). The agreement shall be automatically extended for additional one-year terms beyond the Termination Date (the "Extended Termination Date") unless at least 30 calendar days prior to the Termination Date or the then current Extended Termination Date, Mr. Deitchle or the Company shall have given notice that he or it does not wish to extend the Agreement.

In May 2007, the Compensation Committee engaged Mercer Human Resource Consulting to evaluate the then-current compensation for our Chief Executive Officer (Mr. Deitchle), Chief Financial Officer (Mr. Levin) and Chief Development Officer (Mr. Lynds). Mercer's evaluation concluded that Mr. Deitchle's then-current annual target cash compensation was below the 25th percentile of comparator companies (see list of peer group companies in the "Compensation, Discussion and Analysis" section). As a result of this evaluation, and after also considering the Company's performance compared to other similarly-situated casual dining restaurant companies, Mr. Deitchle's annual base salary was increased to $420,000 for fiscal 2008 and $450,000 for fiscal 2009. Additionally, his annual PIP incentive bonus potential for 2008 and 2009 was established at 65% of his annual base salary as determined based on the degree of the achievement of our consolidated financial performance target for each year. For each 1% by which the targets are exceeded, Mr. Deitchle's target bonus would be increased by 10% up to a maximum of 150% of the original incentive bonus. Based on the latest executive compensation market assessment by Semler Brossy Consulting Group, LLC, conducted in 2008, Mr. Deitchle's annual target cash compensation remains below the 25th percentile of peer restaurant companies.

For fiscal 2008, the Company did not achieve its targeted pre-tax income target for the principal reasons previously stated (see "Elements of Executive Compensation – Annual Incentive Bonus"). However, at the discretion of the Compensation Committee, Mr. Deitchle was awarded an incentive bonus for fiscal 2008 of $91,000, or approximately 33% of his annual bonus potential under the 2008 PIP. Mr. Deitchle was awarded this bonus based on the Company's outperformance of its peer restaurant companies with respect to the comparable restaurant sales metric and also in recognition of his contributions to the achievement of key companywide strategic and restaurant expansion initiatives during the year, including (but not limited to) the successful achievement of the 22% increase in targeted restaurant operating week growth during fiscal 2008. BJ's comparable restaurant sales for 2008 declined by only 0.3%, compared to a decline of 3.1% for the casual dining segment of the restaurant industry as reported by the independent and widely-known Knapp Track™ survey of casual dining comparable restaurant sales. As such, the 33% payout of Mr. Deitchle's total potential bonus reflects the Company's overall achievement of its key strategic and restaurant expansion initiatives as approved by the Board of Directors at the Company's annual planning meeting in December 2007.

In addition to Mr. Deitchle's base salary and annual incentive bonus, Mr. Deitchle is entitled to certain other fringe benefits pursuant to his employment agreement including up to $3,000 per year for unreimbursed out-of-pocket costs associated with an annual physical examination, the use of a company automobile or automobile allowance, family health insurance and the right to participate in our customary executive benefit plans.

In connection with his initial employment as our Chief Executive Officer in 2005, Mr. Deitchle received an initial grant of stock options to purchase 275,000 shares of our Common Stock under our existing stock option plan, of which 100,000 options vested on the date of grant and 87,500 vested on each of the second and third anniversaries of the date of grant. Additionally, Mr. Deitchle received a stock option grant of 25,000 shares upon joining our Board of Directors in November 2004, of which 12,500 options vested on each of the first and second anniversaries of the date of grant. Pursuant to his employment agreement, Mr. Deitchle shall be entitled to additional stock options or other equity-based compensation from time to time as determined by our Board of

Directors in its sole discretion. Per the amendments to Mr. Deitchle's base salary and incentive compensation for fiscal 2008 and fiscal 2009, the Board agreed to grant Mr. Deitchle an equity award under our 2005 Equity Inventive Plan having a grant date value of $600,000 for both fiscal 2008 and fiscal 2009. As such, effective on January 2, 2008 in accordance with the Company's annual grant practice, Mr. Deitchle received an equity grant of 18,044 shares of our restricted stock units and options to acquire 43,453 shares of our Common Stock at an exercise price of $16.63 per share for fiscal 2008. Additionally, effective on December 31, 2008 in accordance with our annual grant practice, Mr. Deitchle received an equity grant of 29,674 shares of our restricted stock units and options to acquire 42,796 shares of our Common Stock at an exercise price of $10.11 per share for fiscal 2009. Both the restricted stock units and the stock options granted for fiscal 2008 and fiscal 2009 vest ratably over five years from the date of grant.

Pursuant to the terms of his employment agreement, we have agreed to take all reasonable action within our control to cause Mr. Deitchle to continue to be appointed or elected to the Board of Directors during the term of his agreement. We may terminate Mr. Deitchle's employment at any time. If the termination is by us for "Cause" (as defined below), as a result of the death or "Disability" (as defined below) of Mr. Deitchle, or by Mr. Deitchle for other than "Good Reason" (as defined below), Mr. Deitchle will be entitled to receive all amounts payable by us under his employment agreement to the date of termination (including a prorated portion of any accrued bonuses). In addition, if the termination is by us or Mr. Deitchle as a result of "Disability," to the extent that Mr. Deitchle is not covered by any other comprehensive insurance that provides a comparable level of benefits, we will pay Mr. Deitchle an amount equivalent to his COBRA payments for up to 18 months following the termination or the maximum term allowable by then applicable law for coverage of Mr. Deitchle and his eligible dependents. For purposes hereof, "Disability" shall mean incapacity due to physical or mental illness which results in Mr. Deitchle being absent from the full-time performance of substantially all of his material duties with us for 90 consecutive days or 180 days in any 12 month period.

In the event of termination of employment by us without "Cause" or by Mr. Deitchle for "Good Reason," Mr. Deitchle shall be entitled to receive the following: (i) such base salary, vacation, prorated bonus and other benefits as have been earned through the date of termination and, to the extent that Mr. Deitchle is not covered by any other comprehensive insurance that provides a comparable level of benefits, we will pay Mr. Deitchle an amount equivalent to his COBRA payments for up to 18 months following the termination or the maximum term allowable by then applicable law for coverage of Mr. Deitchle and his eligible dependents, and (ii) a lump sum severance equal to the greater of (a) one year's then current base salary, or (b) fifty percent (50%) of the base salary that would be due to him (including annual increases) between the date of termination and the end of the remaining term of his employment contract.

For purposes of Mr. Deitchle's employment agreement, "Cause" means: (i) an act or acts of dishonesty undertaken by Mr. Deitchle and intended to result in material personal gain or enrichment of him or others at our expense; (ii) gross misconduct that is willful or deliberate on Mr. Deitchle's part and that, in either event, is materially injurious to us; (iii) the conviction of Mr. Deitchle of a felony; or, (iv) the material breach of any terms and conditions of his employment agreement by Mr. Deitchle, which breach has not been cured within 30 days after written notice thereof from us. The cessation of employment by Mr. Deitchle shall not be deemed to be for Cause unless and until there shall have been delivered to Mr. Deitchle a copy of a resolution, duly adopted by the affirmative vote of not less than a majority of the entire membership of the Board (not including Mr. Deitchle) at a meeting of the Board called and held for such purpose (after reasonable notice to Mr. Deitchle and an opportunity for him, together with his counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, one or more causes for termination exist and specifying the particulars thereof in detail.

For purposes of Mr. Deitchle's employment agreement, "Good Reason" means: (i) any removal of Mr. Deitchle from, or any failure to nominate or re-elect Mr. Deitchle to, his current office and/or the Board, except in connection with termination of Mr. Deitchle's employment for death, Disability or Cause; (ii) the failure by us to obtain the assumption of this Agreement by any successor to us, as provided in this Agreement;

(iii) our material breach of any terms and conditions of Mr. Deitchle's employment agreement, which breach has not been cured by us within thirty (30) days after written notice thereof to us from Mr. Deitchle; or, (iv) in the event of certain events constituting our change in control: (a) (1) any reduction in Mr. Deitchle's then-current base salary or any material reduction in Mr. Deitchle's comprehensive benefit package (other than changes, if any, required by group insurance carriers applicable to all persons covered under such plans or changes required under applicable law), (2) the assignment to Mr. Deitchle of duties that represent or constitute a material adverse change in Mr. Deitchle's position, duties, responsibilities and status with us immediately prior to a change in control, or (3) a material adverse change in Mr. Deitchle's reporting responsibilities, titles, offices, or any removal of Mr. Deitchle from, or any failure to re-elect Mr. Deitchle to, any of such positions, except in connection with the termination of Mr. Deitchle's employment for Cause, upon the Disability or death of Mr. Deitchle, or upon the voluntary termination by Mr. Deitchle; (b) the relocation of Mr. Deitchle's place of employment from the location at which Mr. Deitchle was principally employed immediately prior to the date of the change in control to a location more than 50 miles from such location; or, (c) the failure of any successor to us to assume and agree to perform its obligations under Mr. Deitchle's employment agreement.

Paul A. Motenko and Jeremiah J. Hennessy Employment Agreements

On June 27, 2005, we entered into Amended and Restated Employment Agreements with each of Paul A. Motenko and Jeremiah J. Hennessy. The forms of employment agreements were substantially identical except that the agreement for Mr. Motenko provided that he would serve as our Co-Chairman, Secretary and as a Vice President whereas Mr. Hennessy's employment agreement provided that he will serve only as the Co-Chairman. Both Mr. Motenko and Mr. Hennessy resigned from all officer and director positions they held with us effective December 30, 2008. During fiscal 2008, pursuant to the terms of their employment agreements, Mr. Motenko initially served as our Co-Chairman as well as a Vice President and Secretary and Mr. Hennessy initially served as our Co-Chairman. Effective June 4, 2008, Mr. Deitchle was appointed as our Chairman of the Board, replacing Mr. Motenko and Mr. Hennessy as Co-Chairmen. However, Mr. Motenko and Mr. Hennessy continued to serve as Co-Founders, Vice Presidents and directors until their resignation from all such positions at the end of fiscal 2008.

During fiscal 2008, each of Mr. Motenko and Mr. Hennessy received cash compensation of $337,770. For fiscal 2008, Mr. Motenko and Mr. Hennessy did not receive a cash bonus.

Pursuant to their employment agreements, during fiscal 2008, each of Mr. Motenko and Mr. Hennessy were entitled to certain fringe benefits including use of a company automobile or automobile allowance of $1,000 per month and a $1,000,000 life insurance policy (premiums for which shall not exceed $7,500 per year) on the life of Mr. Motenko and Mr. Hennessy, as the case may be, with the beneficiaries designated by Mr. Motenko or Mr. Hennessy. In addition, they were entitled to receive customary vacation benefits, family health insurance and the right to participate in our customary executive benefit plans.

Pursuant to the terms of their employment agreements, each of Mr. Motenko and Mr. Hennessy received an initial grant of stock options to purchase 85,000 shares of our Common Stock under our 2005 Equity Incentive Plan. The option exercise price was the closing price of our Common Stock on the date of grant. Pursuant to the separation agreements between us and Mr. Motenko and Mr. Hennessy, discussed below, all of these options accelerated and vested in full upon the termination of their employment with us.

Paul A. Motenko and Jeremiah J. Hennessy Separation Agreements

Effective December 17, 2008, we entered into a separation agreements with each of Mr. Motenko and Mr. Hennessy pursuant to which each of Mr. Motenko and Mr. Hennessy agreed that their respective employment with us would terminate effective December 30, 2008 and that, simultaneously with such termination, each would resign and cease to serve as a director and officer of BJ's Restaurants and its subsidiaries. The terms of the separation agreements for each of Mr. Motenko and Mr. Hennessey were identical in all material respects.

Pursuant to the separation agreements, we will pay each of Mr. Motenko and Mr. Hennessy an amount equal to the $349,592 in base salary to which they were entitled pursuant to the terms of their respective employment agreements through the end of 2009. Such payments will be made in 26 bi-weekly installments in accordance with our payroll practices. In addition, we shall reimburse each of Mr. Motenko and Mr. Hennessy for a period of 18 months for the cost of premiums to maintain health insurance coverage in effect for each of them and their respective dependents. The current cost of coverage for each executive is $13,457 per annum and our reimbursement obligations shall increase in the event the cost of maintaining the existing health insurance coverage is increased by the insurer, subject to a maximum increase of 15% during the 18-month reimbursement period. Further, each of Mr. Motenko and Mr. Hennessy currently has options to purchase up to 85,000 shares of our Common Stock at an exercise price of $19.38 per share and pursuant to their separation agreements, effective as of the termination date of their employment, all of these options accelerated and vested in full and shall continue to be exercisable until December 31, 2009. Also, for a period of at least five years following the termination date of their employment, we shall continue to provide coverage to Mr. Motenko and Mr. Hennessy under any directors and officers' liability insurance maintained by us in accordance with its usual and customary insurance practice.

The separation agreements also contain customary releases by each of Mr. Motenko, Mr. Hennessy and us with respect to any and all claims either party may have had against the other party arising out of the services of Mr. Motenko and Mr. Hennessy as officers and directors with us. Finally, the separation agreements provides for continuation of the confidentiality, non-disparagement and two (2) year non-solicitation covenants that were contained in Mr. Motenko's and Mr. Hennessy's employment agreements. However, we agreed to release Mr. Motenko and Mr. Hennessy from the non-competition covenants that were included in their respective employment agreements.

Compensation Committee Interlocks and Insider Participation

During fiscal 2008, Mr. King, Mr. Brassfield and Mr. Bassi served on the Compensation Committee. No member of the Compensation Committee was, during fiscal 2008, an officer or employee of BJ's, a former officer of BJ's or any of its subsidiaries or had a relationship requiring disclosure by us under Item 404 of Regulation S-K. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board of Directors or the Compensation Committee during fiscal 2008.

Certain of the members of our Board of Directors or their affiliates have entered into transactions or arrangements with us during the past fiscal year which transactions and arrangements are described in "Certain Relationships and Related Transactions" below.

Review of All Components of Executive Compensation

The Compensation Committee and the Board of Directors have reviewed information about all components of the compensation provided to our executive officers, including base salary, annual bonus, equity compensation (including realized gains and accumulated unrealized values on stock options), perquisites and other personal benefits and the effect of retirement and our change in control on stock option vesting. A summary of our compensation programs, practices and internal controls, and tables quantifying the estimated values of these components for each executive, were presented to and reviewed by the Compensation Committee.

Tax and Accounting Implications

Section 162(m) of the Code disallows a federal income tax deduction to publicly held companies for certain compensation paid to our chief executive officer and four other most highly compensated executive officers to the extent that compensation exceeds $1 million per executive officer covered by Section 162(m) in any fiscal year. The limitation applies only to compensation that is not considered "performance-based" as defined in the Section 162(m) rules.

In designing our compensation programs, the Compensation Committee considers the effect of Section 162(m) together with other factors relevant to our business needs. We have historically taken, and intend to continue taking, appropriate actions, to the extent we believe desirable, to preserve the deductibility of annual incentive and long-term performance awards. However, the Compensation Committee has not adopted a policy that all compensation paid must be tax-deductible and qualified under Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE

J. Roger King, Chairman   Peter A. Bassi   Shann M. Brassfield

Summary Compensation Table

The following table sets forth information concerning compensation for the fiscal year ended December 30, 2008 of the current Chief Executive Officer, the current Chief Financial Officer and each of our four other most highly compensated executive officers who were serving as of December 30, 2008, and whose salary and bonus compensation for the year ended December 30, 2008 was at least $100,000.

2008 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)	Total ($)
Paul A. Motenko	2008	337,770	—	—	362,924	13,965(5)	714,659
Vice President, Co-Founder (4)	2007	322,916	—	—	65,246	15,000(5)	403,162
Jeremiah J. Hennessy	2008	337,770	—	—	362,924	14,737(7)	715,431
Vice President, Co-Founder (6)	2007	322,916	—	—	65,246	16,042(7)	404,204
Gerald W. Deitchle	2008	420,000	91,000	56,157	168,185	6,984(8)	742,326
Chairman, President and Chief Executive Officer	2007	375,000	203,250	—	574,292	6,984(8)	1,159,526
Gregory S. Levin	2008	300,000	40,095	32,763	204,646	12,984(9)	590,488
Executive Vice President, Chief Financial Officer and Secretary	2007	275,625	103,969	—	173,365	12,984(9)	565,943
Gregory S. Lynds	2008	275,000	29,811	23,393	172,923	9,756(10)	510,883
Executive Vice President and Chief Development Officer	2007	250,625	94,594	—	207,053	9,384(10)	561,656
John D. Allegretto	2008	218,500	22,965	7,020	199,380	13,236(11)	461,101
Chief Supply Chain Officer	2007	210,000	68,164	—	193,122	12,984(11)	484,270

(1) Bonus amounts may include amounts earned in a given fiscal year but not paid until the subsequent fiscal year.

(2) The fair value of the restricted stock units is based on the closing stock price of our Common Stock on the date of grant.

(3) The amounts in this column do not reflect amounts paid to or realized by the named individual for fiscal 2008 and 2007. Instead, these amounts reflect the aggregate compensation cost for financial statement reporting purposes for fiscal 2008 and 2007 under SFAS 123R for the fair value of stock options granted in 2008 and 2007. There is no guarantee that, if and when these option awards are ultimately exercised, they will have this or any other value. Pursuant to the SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to 2008 grants, refer to note 1 of our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 30, 2008, as filed with the SEC. See the Grants of Plan-Based Awards Table for the information on options granted in 2008.

(4) Mr. Motenko resigned from all officer and director positions he held with us effective December 30, 2008. In connection with Mr. Motenko's separation agreement with the Company, stock options having a value for financial accounting purposes of $163,915 were vested on an accelerated basis and are reflected in the amount shown for him as "Option Awards" in the table above.

(5) The amount shown is the estimated value of perquisites and other personal benefits received in fiscal 2008 and fiscal 2007, respectively, including group term life insurance ($1,312 and $984) and auto reimbursement/allowance ($12,653 and $14,016).

(6) Mr. Hennessy resigned from all officer and director positions he held with us effective December 30, 2008. In connection with Mr. Hennessy's separation agreement with the Company, stock options having a value for financial accounting purposes of $163,915 were vested on an accelerated basis and are reflected in the amount shown for him as "Option Awards" in the table above.

(7) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2008 and fiscal 2007, respectively, including group term life insurance ($1,312 and $984) and auto reimbursement/allowance ($13,425 and $15,058).

(8) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2008 and fiscal 2007, respectively, including group term life insurance ($984) and auto reimbursement/allowance ($6,000).

(9) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2008 and fiscal 2007, respectively, including group term life insurance ($984) and auto reimbursement/allowance ($12,000).

(10) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2008 and fiscal 2007, respectively, including group term life insurance ($1,356 and $984) and auto reimbursement/allowance ($8,400).

(11) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2008 and fiscal 2007, respectively, including group term life insurance ($1,236 and $984) and auto reimbursement/allowance ($12,000).

Grants of Plan-Based Awards

The following table provides certain information concerning grants of options to purchase our Common Stock and other plan-based awards made during the fiscal year ended December 30, 2008, to the persons named in the 2008 Summary Compensation Table.

2008 Grants of Plan-Based Awards

		Stock Awards		Option Awards		
Name	**Grant Date**	**Number of Securities Underlying Stock Awards (#)(1)**	**Grant Date Fair Value of Stock Awards ($)(2)**	**Number of Securities Underlying Option Awards (#)(3)**	**Exercise or Base Price of Option Awards ($/Share)(4)**	**Grant Date Fair Value of Option Awards ($)(5)**
Paul A. Motenko	—	—	—	—	—	—
Jeremiah J. Hennessy	—	—	—	—	—	—
Gerald W. Deitchle	01/02/08	18,044	282,389	43,453	16.63	274,323
Gregory S. Levin	01/02/08	10,526	164,732	25,348	16.63	160,024
Gregory S. Lynds	01/02/08	7,518	117,657	18,105	16.63	114,299
John D. Allegretto	01/02/08	2,256	35,306	5,432	16.63	34,293

(1) This column shows the number of restricted stock units granted in 2008 to the Named Executive Officers. Restricted stock units vest in five equal annual installments.

(2) The fair value of the restricted stock units is based on the closing stock price of our Common Stock on the date of grant.

(3) This column shows the number of stock options granted in 2008 to the Named Executive Officers. All of such options vest in five equal annual installments and expire ten years from the date of grant.

(4) Reflects annual stock option grants which have an exercise price per share equal to an average of the closing prices of our Common Stock for the last five days of the fiscal year.

(5) The amounts in this column do not reflect amounts paid to or realized by the named individual for fiscal 2008. Instead, these amounts reflect the aggregate compensation cost for financial statement reporting purposes under SFAS 123R for the fair value of stock options granted in 2008. There is no guarantee that, if and when these option awards are ultimately exercised, they will have this or any other value. The fair value of options granted was estimated at the date of grant using a Black-Scholes option pricing model.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning equity awards for each Named Executive Officer that remained outstanding as of December 30, 2008.

Outstanding Equity Awards at December 30, 2008

	Stock Awards		Option Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Paul A. Motenko	—	—	85,000	—	19.38	06/27/15
Jeremiah J. Hennessy	—	—	85,000	—	19.38	06/27/15
Gerald W. Deitchle	—	—	25,000	—	14.77	11/23/14
	—	—	275,000	—	14.04	01/12/15
	—	—	12,000	18,000(3)	23.26	01/04/16
	—	—	5,000	20,000(4)	19.96	01/03/17
	18,044	186,755	—	43,453(10)	16.63	01/02/18
Gregory S. Levin	—	—	60,000	40,000(5)	20.74	09/06/15
	—	—	2,000	8,000(6)	19.96	01/03/17
	10,526	108,944	—	25,348(10)	16.63	01/02/18
Gregory S. Lynds	—	—	90,000	—	11.26	07/22/13
	—	—	1,666	834(7)	13.57	04/15/14
	—	—	2,964	5,926(8)	15.50	02/22/15
	—	—	6,000	9,000(3)	23.26	01/04/16
	—	—	2,000	8,000(6)	19.96	01/03/17
	7,518	77,811	—	18,105(10)	16.63	01/02/18
John D. Allegretto	—	—	60,000	40,000(9)	23.47	08/08/15
	—	—	1,500	6,000(6)	19.96	01/03/17
	2,256	23,350	—	5,432(10)	16.63	01/02/18

(1) All restricted stock units vest in five equal installments.

(2) The fair value of the restricted stock units is based on the closing stock price of our Common Stock on the date of grant.

(3) The unexercisable options vest in five annual installments commencing January 4, 2007.

(4) The unexercisable options vest in five annual installments commencing January 3, 2008.

(5) The unexercisable options vest in five annual installments commencing September 6, 2006.

(6) The unexercisable options vest in five annual installments commencing January 3, 2008.

(7) The unexercisable options vest in three annual installments commencing April 15, 2007.

(8) The unexercisable options vest in three annual installments commencing February 22, 2008.

(9) The unexercisable options vest in five annual installments commencing August 8, 2006.

(10) The unexercisable options vest in five annual installments commencing January 2, 2009.

Option Exercises and Stock Vested During Last Fiscal Year

The following table sets forth information concerning each exercise of stock options during 2008 for each of the Named Executive Officers on an aggregated basis:

	Option Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**
Paul A. Motenko	170,679	1,437,800
Jeremiah J. Hennessy	170,679	1,437,800
Gerald W. Deitchle	—	—
Gregory S. Levin	—	—
Gregory S. Lynds	—	—
John D. Allegretto	—	—

Potential Payments upon Termination or Change in Control

The separation agreements with Mr. Motenko and Mr. Hennessy discussed elsewhere in this Proxy Statement contain severance arrangements providing for the payment of certain benefits following the termination of their respective employment.

The employment agreement with Mr. Deitchle discussed elsewhere in this Proxy Statement contain severance arrangements providing for the payment of certain benefits if his employment is terminated, including termination following a change in control. In addition, in the event we terminate the employment of Mr. Levin without cause, he will be eligible to receive a severance payment of six months salary. Further, in the event we terminate the employment of Mr. Lynds without cause (including in connection with a change in control), he will be eligible to receive a severance payment of six months salary plus an additional month for every year he was employed by us (not to exceed an aggregate of 12 months).

We also have additional severance arrangements with certain other executive officers, pursuant to which the officer is eligible to receive a severance payment of no more than six months salary in the event we terminate the officer's employment without cause. In addition, stock option awards granted to all employees generally provide for accelerated vesting or lapse of restrictions on awards if an employee's employment is terminated within a year after a change in control, the acquiring company does not assume outstanding awards or substitute equivalent awards and other conditions are satisfied as described in the 2005 Equity Incentive Plan.

The following table describes the potential payments upon termination without cause or, after our change in control, termination without cause or termination for good reason for each named executive officer:

Name	Termination Without Cause or Termination for Good Reason (including Termination following a Change in Control)		
	Cash Payment($) (1)	Acceleration of Vesting of Awards($) (2)	Benefits & Perquisites ($) (3)
Paul A. Motenko (4)	349,592	—	23,213
Jeremiah J. Hennessy (4)	349,592	—	23,213
Gerald W. Deitchle	420,000	186,755	14,507
Gregory S. Levin	150,000	108,944	6,671
Gregory S. Lynds	252,083	77,811	12,570
John D. Allegretto	—	—	4,193

(1) Assumes a termination and base salary payments as of December 30, 2008 for each executive.

(2) Calculated based on a termination date of December 30, 2008 and the fair market value of our Common Stock as of the close on the last trading day of our fiscal year.

(3) Reflects the continuation of health benefits following the termination of employment for the period specified above.

(4) Reflects the amounts payable to Mr. Motenko and Mr. Hennessy upon the termination of their employment pursuant to the separation agreements we entered into with each of them discussed elsewhere in this Proxy Statement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreements with Related Parties

As of December 30, 2008, Jacmar Companies and their affiliates (collectively referred to herein as "Jacmar") owned approximately 16.2% of our outstanding Common Stock. James A. Dal Pozzo, a member of our Board of Directors, is the President of Jacmar. Jacmar, through its specialty wholesale food distributorship, is currently our largest supplier of food, beverage and paper products. In July 2006, after an extensive competitive bidding process, we entered into a three-year agreement with a national foodservice distribution system whose shareholders are prominent regional foodservice distributors, of which Jacmar is one. Jacmar will continue to service our restaurants in California and Nevada, while other system distributors will service our restaurants in all other states. Jacmar sells products to us at prices comparable to those offered by unrelated third parties. Jacmar supplied us with $46.8 million, $42.9 million and $27.1 million of food, beverage and paper products for fiscal 2008, 2007 and 2006, respectively, which represent 49.5%, 53.4% and 44.2% of our total costs for these products, respectively. We had trade payables due to Jacmar related to these products of $2.5 million and $1.8 million at December 30, 2008 and January 1, 2008, respectively. The Board of Directors has reviewed the terms of the agreements relating to pricing between Jacmar and us, and believes that the terms are at least as favorable or more favorable than we could obtain from another third party offering comparable goods and services.

Procedures for Approval of Related Party Transactions

We have a written policy concerning the review and approval of related party transactions. Potential related party transactions are identified through an internal review process that includes a review of payments made in connection with transactions in which related persons may have had a direct or indirect material interest. Those transactions that are determined to be related party transactions under Item 404 of Regulation S-K issued by the Securities and Exchange Commission are submitted for review by the Board of Directors for approval and to conduct a conflicts-of-interest analysis. The individual identified as the "related party" may not participate in any review or analysis of the related party transaction.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file various reports with the Securities and Exchange Commission concerning their holdings of, and transactions in, our securities. Copies of these filings must be furnished to us.

To our knowledge, based solely on a review of the copies of such forms furnished to us and written representations from our executive officers and directors, except as described below, we believe all filings required to be made by our executive officers, directors and greater than 10% beneficial owners under Section 16 of the Securities Exchange Act of 1934 were made on a timely basis, except for William H. Tilley and Jerry G. Brassfield. Based on information provided to the Company by the persons or entities indicated, Mr. Tilley failed to file a Form 4 with respect to a gift of shares on or about December 23, 2008 and Mr. Brassfield failed to file a Form 4 with respect to a gift of shares on or about December 31, 2008. Mr. Tilley subsequently filed the required Form 4 and Mr. Brassfield subsequently filed a Form 5.

We notify our employees of their annual equity grants at the time of their annual review, which usually takes place in mid-January of each year. As such, employees are not notified of their equity grants until after the deadline for filing the required forms with the SEC. Once the employee is notified of their annual grant as part of the annual review process, all required forms are filed with the SEC. Therefore, the following individuals were late filers in regards to their annual equity grants:

Gerald W. Deitchle
Gregory S. Lynds
Matthew D. Hood
Lon F. Ledwith
Gregory S. Levin
John D. Allegretto
Alexander M. Puchner

SHAREHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

Requirements for Shareholder Proposals to be Considered for Inclusion in Our Proxy Materials. In order for a shareholder proposal to be included in the Board of Directors' Proxy Statement for the next Annual Meeting of Shareholders, such proposal must be received at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647, Attention: Corporate Secretary, no later than the close of business on December 31, 2009

Requirements for Shareholder Proposals to be Brought Before the Annual Meeting. In order for a proposal made outside of the requirements of Rule 14a-8 to be considered timely in connection with our 2010 Annual Meeting of Shareholders, such proposal must be received by our office of the Corporate Secretary at the address stated above no later than December 31, 2009. However, in the event that the annual meeting is called for a date that is not within thirty days of the anniversary of the date on which the immediately preceding annual meeting of shareholders was called, to be timely, notice by the shareholder must be so received not later than the close of business on the tenth day following the date on which announcement of the date of the annual meeting is first made.

The proxy solicited by the Board of Directors for the 2010 Annual Meeting of Shareholders will confer discretionary authority to vote on any proposal presented by a shareholder at that meeting for which we have not been provided with notice on or prior to March 16, 2009. If the shareholder does not comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on such shareholder proposal or nomination.

ANNUAL REPORT TO SHAREHOLDERS

Our Annual Report to Shareholders containing our consolidated financial statements for the fiscal year ended December 30, 2008, has been mailed concurrently herewith. The Annual Report to Shareholders is not incorporated in this Proxy Statement and is not deemed to be a part of the proxy solicitation material. Any shareholder who does not receive a copy of such Annual Report to Shareholders may obtain one by writing to us.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors does not know of any other matter which will be brought before the Annual Meeting. However, if any other matter properly comes before the Annual Meeting, or any adjournment thereof, the person or persons voting the proxies will vote on such matters in accordance with their best judgment and discretion.

ANNUAL REPORT ON FORM 10-K

A copy of our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (exclusive of Exhibits), will be furnished by first class mail without charge to any person from whom the accompanying proxy is solicited upon written request to: BJ'S RESTAURANTS, INC., 7755 CENTER AVENUE, SUITE 300, HUNTINGTON BEACH, CALIFORNIA 92647, ATTENTION: CORPORATE SECRETARY. If Exhibit copies are requested, a copying charge of $.20 per page may be required.

By Order of the Board of Directors,

GERALD W. DEITCHLE
Chairman of the Board, President and Chief Executive Officer

April 28, 2009
Huntington Beach, California

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 30, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 0-21423

BJ'S RESTAURANTS, INC.
(Exact name of registrant as specified in its charter)

California	**33-0485615**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

7755 Center Avenue
Suite 300
Huntington Beach, California 92647
(714) 500-2400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each Exchange on Which Registered
Common Stock, No Par Value	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☒ Accelerated filer
☐ Non-accelerated filer (do not check if smaller reporting company)	☐ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the common stock of the Registrant ("Common Stock") held by non-affiliates as of the last business day of the second fiscal quarter, July 1, 2008, was $211,856,313, calculated based on the closing price of our common stock as reported by the NASDAQ Global Select Market on such date.

As of March 6, 2009, 26,733,147 shares of the common stock of the Registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the following documents are incorporated by reference into Part III of this Form 10-K: The Registrant's Proxy Statement for the Annual Meeting of Shareholders.

INDEX

PART I

BJ'S RESTAURANTS, INC.

PART I

Unless the context otherwise requires, when we use the words "BJ's," "the Company," "we," "us" or "our" in this Form 10-K, we are referring to BJ's Restaurants, Inc., a California corporation, and its subsidiaries, unless it is clear from the context or expressly stated that these references are only to BJ's Restaurants, Inc.

Cautionary Factors That May Affect Future Results
(Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

This Form 10-K contains forward-looking statements and information that are based on the current beliefs of our management as well as assumptions made by and information currently available to us. When we use the words "believe," "plan," "will likely result," "expect," "intend," "will continue," "is anticipated," "estimate," "project," "may," "could," "would," "should," and similar expressions in this Form 10-K, as they relate to us or our management, we are intending to identify forward-looking statements. These statements reflect our current views with respect to expected future plans, initiatives, operating conditions and other potential events and are subject to certain risks, uncertainties and assumptions.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from forward-looking statements described in this document. These forward-looking statements include, among others, statements concerning:

- our restaurant concept, its competitive advantages and our strategies for its continued evolution and expansion;
- the rate and scope of our planned future restaurant development;
- anticipated dates on which we will commence or complete development of new restaurants;
- expectations as to the timing and success of the planned expansion of our contract brewing strategy;
- expectations for consumer spending on casual dining restaurant occasions in general;
- expectations as to the availability and costs of key commodities used in our restaurants and brewing operations;
- expectations as to our menu price increases and their effect, if any, on our revenues and results of operations;
- expectations as to our capital requirements, line of credit availability and our ability to liquidate our investments in auction rate securities in an orderly manner;
- expectations as to our future revenues, operating costs and expenses, and capital requirements; and,
- other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

These forward-looking statements are subject to risks and uncertainties, including financial, regulatory, consumer behavior, demographic, industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. Significant factors that could prevent us from achieving our stated goals include, but are not limited to:

- Continued deterioration in general economic conditions affect consumer spending and may adversely affect our revenues, operating results and liquidity.
- If we do not successfully expand our restaurant operations, our growth rate and results of operations would be adversely affected.

- Our ability to open new restaurants on schedule in accordance with our projected growth rate may be adversely affected by delays or problems associated with securing suitable restaurant locations and leases and by other factors, some of which are beyond our control and the timing of which is difficult to forecast accurately.
- Access to sources of capital and our ability to raise capital in the future may be limited, which could adversely affect our business.
- Continued deterioration in general economic conditions could have a material adverse impact on our landlords or on businesses neighboring our locations, which could adversely affect our revenues and results of operations.
- Any failure of our existing or new restaurants to achieve expected results could have a negative impact on our consolidated sales and financial results, including a potential impairment of the long-lived assets of certain restaurants.
- Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.
- Our decision to reduce openings or accelerate the pace of openings may positively or adversely affect our comparative financial performance.
- Our future operating results may fluctuate significantly due to our relatively small number of existing restaurants and the expenses required to open new restaurants.
- A significant number of our restaurants are concentrated in California and other Western states, which makes us particularly sensitive to economic, regulatory, weather and other conditions in those states.
- Our operations are susceptible to changes in our food and supply costs, which could adversely affect our profitability.
- Our increasing dependence on contract brewers could have an adverse effect on our operations if they cease to supply us with our proprietary beer.
- Other government laws and regulations affecting the operation of our restaurants, particularly those that apply to the acquisition and maintenance of our brewing and retail liquor licenses, could increase our operating costs and restrict our growth.

These cautionary statements are to be used as a reference in connection with any forward-looking statements. The factors, risks and uncertainties identified in these cautionary statements are in addition to those contained in any other cautionary statements, written or oral, which may be made or otherwise addressed in connection with a forward-looking statement or contained in any of our filings with the Securities and Exchange Commission. Because of these factors, risks and uncertainties, we caution against placing undue reliance on forward-looking statements.

The risks described in this Annual Report on Form 10-K are not the only risks we face. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. There may be other risks and uncertainties that are not currently known by us or that are currently deemed by us to be immaterial. However, they may ultimately manifest themselves and thereby have a material adverse affect on our business, financial condition and/or operating results. Although we believe that the assumptions underlying forward-looking statements are reasonable on the dates they are made, any of the assumptions could be incorrect, and there can be no guarantee or assurance that forward-looking statements will ultimately prove to be accurate. Forward-looking statements speak only as of the date on which they are made. We do not undertake any obligation to modify or revise any forward-looking statement to take into account or otherwise reflect subsequent events or circumstances arising after the date that the forward-looking statement was made. For further information regarding the risks and uncertainties that may affect our future results, please review the information set forth below under "ITEM 1A. RISK FACTORS."

ASSUMPTIONS USED IN THIS FORM 10-K

Throughout this Form 10-K, our fiscal years ended December 30, 2008, January 1, 2008, January 2, 2007, January 3, 2006 and January 2, 2005, are referred to as fiscal years 2008, 2007, 2006, 2005, and 2004, respectively. Our fiscal year consists of 52 or 53 weeks. In fiscal 2005, we changed our year end to the Tuesday closest to December 31, from the Sunday closest to December 31. As such, fiscal 2005 included 52 weeks and two days. Fiscal 2004 included 53 weeks. All other years were 52 weeks. All prior quarters consisted of 13 weeks except for the third quarter of fiscal 2005, which consisted of 13 weeks and two days, and the fourth quarter of fiscal 2004 which consisted of 14 weeks.

ITEM 1. BUSINESS

GENERAL

BJ's Restaurants, Inc. owned and operated 82 restaurants at the end of fiscal 2008, located in California, Texas, Arizona, Colorado, Oregon, Nevada, Florida, Ohio, Oklahoma, Kentucky, Indiana, Louisiana and Washington. A licensee also operates one restaurant in Lahaina, Maui. Each of our restaurants is operated either as a BJ's Restaurant & Brewery ® which includes a brewery within the restaurant, a BJ's Restaurant & Brewhouse ® which receives the beer it sells from one of our breweries or an approved third-party craft brewer of our proprietary recipe beers ("contract brewer"), or a BJ's Pizza & Grill ® which is a smaller format, full service restaurant with a more limited menu than our other restaurants. Our menu features our BJ's ® award-winning, signature deep-dish pizza, our own handcrafted beers as well as a wide selection of appetizers, entrees, pastas, sandwiches, specialty salads and desserts including our unique Pizookie ® dessert. Several of our BJ's Restaurant & Brewery restaurants feature in-house brewing facilities where BJ's proprietary handcrafted beers are produced for many of our restaurants.

The first BJ's restaurant was opened in 1978 in Orange County, California and centered on bringing the unique flavor of deep-dish pizza to California. The Company acquired the original BJ's restaurants in 1995 from the original owners. Our initial public offering of common stock occurred in 1996. Over the years we expanded the BJ's concept from its beginnings as a small pizzeria to a full service, high energy casual dining restaurant with over 100 menu items, including appetizers, specialty salads, soups, pastas, sandwiches, entrees and desserts. In 1996, we introduced our own handcrafted beers through our first BJ's Restaurant & Brewery in Brea, California. Since that time, we have opened additional BJ's Restaurants & Breweries where our handcrafted beers are manufactured for sale in many of our restaurants. The differentiated, high-quality, handcrafted beers have added a unique dimension to the BJ's concept which further distinguishes BJ's from many other restaurant concepts and compliments our signature pizza and many of our other menu items. Over the years, our renowned beers have earned 25 medals at the Great American Beer Festival, including two Gold medals in 2008.

The casual dining segment of the restaurant industry is a large, highly fragmented segment with estimated annual sales of approximately $87 billion during 2008, a decrease of approximately 2% compared to 2007. According to some industry analysts and observers, the annual rate of sales growth for the segment has been gradually decreasing since 2004 as a result of increased competition from more innovative quick-service and "fast casual" restaurant concepts and other food-away-from-home retailers, as well as a leveling off of certain favorable demographic trends (the number of two wage-earner households, etc.). We believe that, in addition to these factors, the segment has suffered from low levels of innovation and a general reduction in the overall quality and differentiation of many of the larger, more mature casual dining chains that collectively operate several thousand "commoditized" restaurants. We believe that the BJ's restaurant concept offers consumers a higher quality, more contemporary and approachable "casual-plus" dining experience with higher energy and relevance for about the same amount of money. Accordingly, our primary business objective is to continue our national expansion program and attempt to capture additional market share in the segment over time.

Our Internet address is *http://www.bjsrestaurants.com*. Electronic copies of our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are available, free of charge, by visiting the

"Investor Relations" section of *http://www.bjsrestaurants.com*. These reports are posted as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission ("SEC"). We caution that the information on our website is not part of this or any other report we file with, or furnish to, the SEC.

THE BJ's RESTAURANT CONCEPT AND MENU

Our primary growth objective is to gradually expand the BJ's "casual-plus" restaurant concept nationwide during the next several years and to consistently deliver the BJ's dining experience at the "BJ's Gold Standard of Operational Excellence" (i.e., by providing a genuine commitment to passionately connect with every guest, on every visit, through flawless and relentless execution of every detail during every shift). We believe that by delivering upon this commitment to our guests, we should have the best opportunity to generate significant repeat business and capture additional market share in the "varied menu" or "grill and bar" segment of casual dining. To achieve these objectives, we plan to focus primarily on the development of additional BJ's Restaurant & Brewhouse format restaurants in new and existing markets in a carefully controlled manner.

Our signature menu offering is our deep-dish pizza, which has been highly acclaimed since it was originally developed in 1978. Approximately 17% of our total restaurant sales in 2008 consisted of deep-dish pizza. Our unique version of deep-dish pizza is unusually light, with a crispy, flavorful, bakery-type crust, which we believe has a broader appeal than many other versions of deep-dish pizza. Our pizza is topped with high-quality meats, fresh vegetables and a blend of five cheeses. In the past, BJ's pizza has been awarded "best pizza" honors by restaurant critics and public opinion polls in Orange County, California, where the BJ's concept originated.

In addition to our deep-dish pizza, we have a broad menu with approximately 100 items featuring appetizers, specialty salads, soups, pastas, sandwiches, entrees and desserts. Examples of our other menu offerings include Santa Fe Spring Rolls, BBQ Chicken Chopped Salad, Blackened New York Steak, Cajun Pasta, Halibut Fish Tacos, Balsamic Glazed Chicken and our famous BJ's Pizookie ® dessert. All of our menu items are prepared to order using high-quality ingredients. This broad menu is an important factor in our differentiation from the other casual dining competitors. Our entrees generally range in price from $8.50 to $19.95. We also offer a daily lunch menu with lunch specials beginning at $5.95. We estimate that our average guest check in 2008 was approximately $12.15. Our extensive menu and moderate pricing allow BJ's to appeal to a variety of guests and dining occasions, including everyday lunch and dinner, special occasions, and late night business. We believe these competitive attributes have been a significant factor in achieving a comparable restaurant sales decrease of only 0.3% for the fiscal year ended 2008 in light of the slowing national economy and the associated weakening in consumer demand for casual dining. Our comparable restaurant sales increased 6.2% and 5.8% during fiscal 2007 and 2006, respectively.

Our large, flexible kitchens allow us to adapt to changing consumer tastes and trends. Generally, we evaluate our menu offerings and prices twice a year, and we may add, delete or modify certain menu offerings. All prospective menu offerings are initially evaluated by our internal menu development team and then tested in selected restaurants before any company-wide roll-out to our restaurant locations.

All of our restaurants feature our award-winning, handcrafted beers, which we believe not only differentiate us from many other restaurant concepts, but enhance our desire to provide quality and uniqueness to our guests in everything we do. Approximately 11% of our total restaurant sales in 2008 consisted of our proprietary handcrafted beers. Generally, we offer seven standard beers along with a rotating selection of seasonal handcrafted specialty beers. We also offer "guest" domestic and imported craft beers on our draft beer taps, as well as a wide selection of bottled Belgian beers. During 2008, the majority of our beers were produced at our in-house breweries located in our BJ's Restaurant & Brewery locations, and then distributed to our other locations in a "hub and spoke" fashion. We also have contract brewing arrangements with qualified, third-party craft brewers to produce our handcrafted beers under our proprietary recipes. During 2008, our in-house breweries produced approximately 33,000 barrels of beer, and contract brewers produced approximately 13,000 barrels of beer for distribution to our restaurants. A barrel of beer is approximately equivalent to two retail "kegs" of beer. Going forward, we intend to gradually shift the majority of our beer production to contract brewers. We also offer a selection of popular wines and spirits for sale in our restaurants. Alcoholic beverages, including our handcrafted beers, represented approximately 22% of our total restaurant sales in 2008.

RESTAURANT OPERATIONS

Based on internal and publicly available data, we believe that our larger-format brewery and brewhouse restaurants, on average, generate relatively high guest counts per square foot compared to many other casual dining concepts. Therefore, we have implemented operational systems and procedures, aided by certain automated tools, to support our desire to run our restaurants "quality fast," particularly at peak dining periods, in order to effectively and efficiently process every guest transaction offered to us. In order to serve our relatively large number of guests, we carefully select, train and supervise our restaurant-level employees. The typical management team for a BJ's Restaurant & Brewery and BJ's Restaurant & Brewhouse consists of a general manager, a kitchen or executive kitchen manager and four to five other managers depending on the sales volume for each restaurant. Additionally, each restaurant typically has an average of approximately 150 hourly employees, many of whom are paid at the statutory minimum wage level and work part-time. The general manager is responsible for the day-to-day operations of their restaurant, including hiring, training, and the development of personnel, as well as for sales and operating profit. The kitchen or executive kitchen manager is responsible for food quality, purchasing, inventories and kitchen labor costs.

The general manager of each restaurant reports to a regional or area director, who generally supervises five to seven restaurants and in turn, reports to a regional vice president. Our regional vice presidents report to the Senior Vice President of Restaurant Operations, who is in charge of the day-to-day operations within our restaurants. Our Senior Vice President of Restaurant Operations reports to our Executive Vice President and Chief Restaurant Operations Officer who oversees all aspects of restaurant operations including kitchen operations, restaurant facility management, new restaurant openings and the roll out of key operational initiatives. We currently have 14 regional or area directors and three regional vice presidents. In addition, each regional vice president has two regional kitchen operations managers who help educate, coach and develop the kitchen personnel in their respective restaurants. We also have a Vice President of Kitchen Operations who maintains company-wide standards for food quality, food waste and yields, kitchen operations, sanitation, and who also supervises the execution of all menu changes in our restaurants. We prepare detailed weekly and monthly operating budgets or forecasts for each restaurant and compare our actual results to the budgets or forecasts. We also measure the productivity and efficiency of our restaurant operations using a variety of qualitative and quantitative statistical indicators such as kitchen ticket times, actual versus theoretical food waste, labor hours worked per 100 guests served, controllable operating costs incurred per guest served and other activity measures.

Excluding our BJ's Pizza and Grill restaurants, our typical restaurant hours of operations are generally from 11:00 am to 12:00 am Sunday through Thursday and 11:00 am to 1:00 am Friday and Saturday. Several of our shopping-mall based restaurants open at 10:00 am Saturdays and Sundays. Our restaurants are typically open every day of the year except for Thanksgiving and Christmas. Most of our restaurants currently offer either in-house or third-party delivery service. Additionally, all restaurants offer on-line ordering for guest pick-up.

Our goal is to staff our restaurants with qualified, trained and enthusiastic employees, who desire to be an integral part of BJ's fun, casual atmosphere and, at the same time, have the passion, intensity, work ethic and ability to execute our concept correctly and consistently on every shift. Prior experience in the restaurant industry is only one of the qualities management looks for in our restaurant employees. Enthusiasm, motivation and the ability to interact well with our customers and correctly execute our concept are the most important qualities for BJ's management and staff.

In order to maintain our high standards, all new restaurant hourly staff members undergo formal training from certified trainers at each restaurant. Our certified trainers oversee the training by position for each new hourly employee and are also utilized to support our new restaurant openings. Our hourly staff goes through a series of in-depth interactive and automated training for their respective positions. New restaurant managers are required to successfully complete a comprehensive training program dedicated to all aspects of the operation of our restaurants including both restauranteuring and restaurant business-related topics. Our restaurant management training program is closely monitored by our regional trainers and our home office talent development professionals. We continuously review our training curriculum for our hourly team members, new managers and our existing restaurant managers. As a result of this review, beginning in 2009 we have increased our 10-week management training program by one additional week. We also plan to introduce new continuing professional education for both our hourly and management team members. Approximately 140 new restaurant managers joined our Company during fiscal 2008, and we currently anticipate a requirement for approximately 175 additional managers during fiscal 2009.

Our future growth and success is highly dependent upon our ability to attract, develop and retain qualified restaurant management and hourly employees to correctly and consistently operate our restaurants. We attempt to accomplish this by providing our employees with opportunities for increased responsibilities and advancement as well as performance-driven incentives based on both financial and guest satisfaction metrics. We also support our employees by offering what we believe to be competitive wages and, for eligible employees, competitive fringe benefits (including a 401(k) plan with a company match, medical insurance and dining discounts). Additionally, since 2007, all of our general managers, executive kitchen managers, regional kitchen operations managers, area and regional directors and certain brewery personnel are eligible to be selected to participate in our Gold Standard Stock Ownership Program under our 2005 Equity Incentive Plan. This program is intended to be a long-term wealth building program based on awards of restricted stock units of the Company and is dependent on the participant's extended service with us in their respective positions and their achievement of certain agreed upon performance objectives during that service period (generally 5 years).

RESTAURANT SITE SELECTION AND EXPANSION OBJECTIVES

Our BJ's Restaurant & Brewhouse format (which receives the beer it sells from one of our BJ's Restaurant & Brewery locations or an approved contract brewer) is currently expected to represent the vast majority of our planned new restaurant growth for the foreseeable future. We may also open new BJ's Restaurant & Brewery formats if operating an on-site brewery is the only legally permissible way to offer our handcrafted beer in certain highly-desirable locations. We may also consider opening smaller-format BJ's Pizza and Grill formats as fill-in locations in certain densely-populated, urban trade areas where a larger-format location could not be obtained.

We desire to obtain high-quality, high-profile locations for our "casual plus" restaurants, which we believe have the ability to draw guests from a much larger area than most casual dining chain restaurants. The sizes of our restaurant trade areas vary from location to location, depending on a number of factors such as population density, retail traffic generators and geography. We believe the locations of our restaurants are critical to our long-term success. Accordingly, we devote significant time and resources to analyzing each prospective site. Since BJ's has proven that it can be successful in a variety of locations (urban or suburban shopping malls, retail strip centers, lifestyle centers, and entertainment centers—either freestanding or in-line) and in a variety of income demographics, we can be highly selective and flexible in choosing suitable locations. In general, we currently prefer to open our restaurants at high-profile sites in mature trade areas with dense populations. It is not our intention to open new restaurants in locations that compete for significant numbers of customers with our existing restaurants. However, as with most growing retail and restaurant chain operations, there can be no assurance that sales transfers or "cannibalization" among our locations will not inadvertently occur or become more significant in the future as we gradually increase our presence in existing markets to maximize our competitive position and financial performance in each market.

As a result of our successful restaurant openings in Kentucky, Indiana, Louisiana and Washington during fiscal 2008, coupled with our successful openings in California, Texas, Florida and other markets over the past few years, we believe that the viability of the BJ's restaurant concept has been successfully demonstrated in a variety of site layouts, trade areas and markets. Accordingly, we intend to continue developing BJ's restaurants in high-quality, high-profile locations within mature, densely populated trade areas in both existing and new markets. There are a number of risk factors associated with opening new restaurants, including those identified under "Risk Factors" in Part I, Section 1A of this Annual Report on Form 10-K.

During fiscal 2008, we opened 15 new restaurants and thereby successfully achieved our goal to increase our total restaurant operating weeks by approximately 22% during the year. However, due to the current national economic slowdown, many new retail projects have been delayed or cancelled due to the inability of many developers to secure sufficient financing or obtain enough satisfactory retail and restaurant tenants for their projects. As a result, we have reduced the rate of our planned expansion to 9 to 11 restaurants for fiscal 2009, and we have targeted a 15% to 16% increase in total restaurant operating weeks for the upcoming year. Based on information currently available, we expect to open as many as two restaurants during the first quarter of 2009; none during the second quarter; as many as four to five restaurants during the third quarter; and, as many as three to four restaurants during the fourth quarter. However, it is difficult for us to precisely predict the timing of our new restaurant openings due to many factors that are outside of our control, including those identified under "Risk Factors" in Part I, Section 1A of this Annual Report on Form 10-K.

We have signed leases or letters of intent for all of our 2009 potential restaurant openings. As of March 6, 2009, the following table sets forth information with respect to future restaurant locations that we expect to open in fiscal 2009 and beyond for which leases have been signed:

Future Restaurants with Signed Leases
Gainesville, Florida
Henderson, Nevada
Dallas, Texas
Carlsbad, California
Downey, California

We are currently negotiating additional leases for potential future locations that could open during fiscal 2009 and 2010. From time to time, we will evaluate opportunities to acquire and convert other restaurant locations to a BJ's restaurant. However, we currently have no binding commitments (other than the signed leases set forth in the table above) or agreements to acquire or convert any other restaurant locations to our concepts.

We typically lease our locations for primary periods of 15 to 20 years. Our restaurants can either be freestanding or in-line, and we may utilize both ground leases and build-to-suit leases. Our rent structures vary from lease to lease, but generally provide for the payment of both minimum base rent and contingent (percentage) rent based on restaurant sales. We generally are also responsible for our proportionate share of common area maintenance ("CAM"), insurance, property tax and other occupancy-related expenses under our leases. We expend cash for leasehold improvements and furnishings, fixtures and equipment to build out our leased premises. We may also expend cash for permanent structural additions that we make to leased premises. We also expend cash for restaurant preopening costs. At times, we may have some of our costs to open a restaurant effectively reimbursed to us by our landlords in the form of tenant improvement allowance incentives pursuant to agreed-upon terms in our leases. If obtained, these allowances usually take the form of up-front cash, full or partial credits against minimum or percentage rents otherwise payable by us, or a combination thereof. However, there can be no assurance that such allowances will be available for every potential location that we seek to develop into a new restaurant. Generally, a landlord will charge us additional rent for any allowances provided to us in this regard. We may also purchase properties if they become available.

TARGETED NEW RESTAURANT ECONOMICS

On average, we target a blended 1-to-1 sales-to-total investment ratio at maturity for each group of new restaurants to be opened each year, which includes both our invested capital and the landlord's invested capital (based on a capitalized value of the minimum rents to be paid to the landlord). On average, we target a blended 30% return on our invested capital and a blended 25% return on total invested capital for each group of new restaurants to be opened each year, measured once the restaurants reach their mature level of operations. Maturation periods vary from restaurant to restaurant, but generally range from two to four years. We generally target our new restaurants to achieve average annual sales at maturity of $4.5 million to $5.5 million, and we generally target an average "four wall" operating cash flow margin in the 20% range at maturity, after all occupancy expenses. Not all new restaurants are expected to achieve our average return-on-investment targets. Some may be targeted to achieve higher returns and some may be targeted to achieve lower returns based on factors specific to each restaurant location. These factors include: the level of overall consumer and market awareness for our brand, the specific occupancy structure and capital expenditure requirements, the availability and amount of tenant improvement allowances and the expected operating cost structure in the trade area (minimum hourly wages, local cost of fresh commodities such as produce, etc.). Our current BJ's Restaurant and Brewhouse freestanding locations average approximately 8,500 productive square feet, and we generally target average annual sales per productive square foot to be in the range of $500 to $650. During 2008, our restaurants that were open for the entire year achieved sales greater than $600 per productive square foot on average. Our investment costs for new restaurants vary significantly depending on a number of factors including, but not limited to: their absolute sizes, layouts (custom or prototype), type of construction labor (union or non-union), local permitting requirements, the scope of any required site work, the cost of liquor and other licenses and hook-up fees, geographical location and brand type (brewery compared to brewhouse). In general, our cash outlay for site improvements, leasehold improvements and furniture, fixtures and equipment, excluding any tenant improvement allowances we may receive from landlords, currently averages approximately $500 per square foot. We typically seek tenant improvement allowances that currently average approximately $125 per square foot. The aforementioned return-on-investment targets for our restaurant operations do not consider field supervision and corporate support expenses, exclude non-cash items such as depreciation expense, exclude income taxes, and do not represent a targeted return on an investment in our common stock. Additionally, actual performance of any new restaurant location will usually differ from its originally targeted performance due to a variety of factors, many of which are outside of our control. There can be no assurance that any new restaurant opened will have similar operating results to those of established restaurants. See "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K for a discussion of certain risks relating to the development and operation of our restaurants.

It is common in the casual dining industry for many new locations to initially open with sales volumes well in excess of their sustainable run-rate levels. This initial "honeymoon" sales period usually results from the energy and excitement generated by restaurant openings in new lifestyle centers or retail projects that generate unusually high consumer traffic during grand openings. During the several months following the opening of new restaurants, consumer traffic and sales volumes will gradually adjust downward to their expected, more predictable and sustainable run-rate levels. In fact, it may take 12 to 24 months for a new restaurant's sales to eventually settle in at a more predictable and sustainable run-rate level. Every restaurant has its own individual opening sales pattern, and this pattern is difficult to predict. For example, many BJ's restaurant openings in our "home" state of California often experience "honeymoon" sales periods where sales may initially be 20% to 40% higher than their expected run-rate level. On the other hand, BJ's restaurant openings in other states, where the BJ's concept is not that well known, can often experience a "reverse honeymoon" sales period, where initial sales may be 10% to 20% less than where we expect their run-rate level to ultimately settle. Additionally, all of our new restaurants usually require several months, after opening, to reach their targeted restaurant-level operating margin due to cost of sales and labor inefficiencies commonly associated with more complex casual dining restaurants. As a result, a significant number of restaurant openings in any single fiscal quarter, along with their associated opening expenses, could have a significant impact on our consolidated results of operations for that period. Therefore, our results of operations for any single fiscal quarter are not necessarily indicative of results expected for any other fiscal quarter nor for a full fiscal year.

RESTAURANT OPENING EXPENSES

Restaurant opening expenses (also referred to as "preopening" expenses) include incremental out-of-pocket costs that are directly related to the openings of new restaurants that may not be otherwise capitalized. As a result of the more complex operational nature of our "casual plus" restaurant concept compared to that of a typical casual dining chain restaurant, the preopening process for our new restaurants is more extensive, time consuming and costly. The preopening expense for one of our restaurants usually includes costs to compensate an average of six to seven restaurant management employees prior to opening; costs to recruit and train an average of 150 hourly restaurant employees; wages, travel and lodging costs for our opening training team and other support employees; costs for practice service activities; and, straight-line minimum base rent during the construction and in-restaurant training period in accordance with Financial Accounting Standards Board ("FASB") Statement of Position No. 13-1, *Accounting for Rental Costs Incurred during a Construction Period* ("FSP 13-1"). Preopening expenses will vary from location to location depending on a number of factors, including the proximity of our existing restaurants; the size and physical layout of each location; the number of management and hourly employees required to operate each restaurant; the relative difficulty of the restaurant staffing process; the cost of travel and lodging for different metropolitan areas; the timing of the restaurant opening and the extent of unexpected delays, if any, in obtaining final licenses and permits to open the restaurants. The acquisition of our final licenses and permits may also be dependent on our landlords obtaining their licenses and permits, as well as completing their construction activities, for the developments that our leased premises are located within.

Our preopening expense for a prototypical BJ's Restaurant & Brewhouse location in an established market averages approximately $500,000. Preopening expenses could be higher for non-prototypical "custom footprint" restaurants and for those restaurants initial entry into new markets. We usually incur the most significant portion of direct preopening costs within the two-month period immediately preceding and the month of a restaurant's opening. Preopening costs can fluctuate significantly from period to period, based on the number and timing of restaurant openings and the specific preopening costs incurred for each restaurant. We expense preopening costs as incurred.

BREWERY OPERATIONS

Sales of our proprietary recipe, handcrafted beers represented approximately 11% of our total restaurant sales during fiscal 2008. On average, each of our large-format restaurants utilizes approximately 650 barrels of proprietary beer per year. Our internal brewery operations originated in 1996 with the opening of the first large format BJ's Restaurant & Brewery location in Brea, California, which included our first on-site brewery. The Brea BJ's Restaurant & Brewery serviced not only that restaurant, but also several other California restaurants, using a "hub and spoke" production and distribution model that is legally permitted in California. Over the years we gradually increased the number of our on-site breweries, and we also developed relationships with smaller-scale contract brewers to produce our beer in Texas and other jurisdictions where the "hub and spoke" model was not legally permitted. In 2008, our breweries produced approximately 33,000 barrels of beer, and contract brewers produced approximately 13,000 barrels of beer. Our on-site breweries are typically staffed with a chief brewer and an assistant brewer, which report to a regional brewmaster. Production planning and quality control are monitored by our corporate brewery operations department which is led by a Senior Vice President of Brewing Operations. Additionally, our on-site breweries periodically send out samples of each batch of BJ's beer to an independent laboratory for quality control testing purposes.

The continued growth of the Company's restaurant locations has resulted in the increased requirement for our proprietary handcrafted beer. As a result of that growing requirement, beginning in 2008 we were able to begin to access the services of larger-scale contract brewers with greater economies of scale and quality control capabilities. We currently believe that larger-scale contract brewing under our indirect supervision represents the optimal production method for our higher-volume handcrafted beers as we continue the expansion of our restaurants nationally. We estimate our total proprietary beer requirement to be approximately 55,000 barrels for fiscal 2009, with as much as 55% of that requirement expected to be produced by contract brewers. Over time, we also believe that the average production cost per barrel of beer can be gradually reduced as a result of large-scale contract brewing. However, freight costs from our current contract brewing locations will likely absorb a large portion of those production cost savings for a period of time until we can further increase the number of restaurants we operate and therefore obtain increased leverage within our beer distribution network. Provided that these relationships prove to be satisfactory, we intend to continue to gradually expand our contract brewing capabilities during the next few years. As a result, we will gradually rebalance our remaining internal beer production activities to focus on our specialty and seasonal beers. As part of this rebalancing effort, we may elect to decommission additional internal breweries, which may result in the disposal of brewery related assets. We will continue to evaluate the benefits of internal brewing versus contract brewing and consider factors such as availability of adequate production capacity, brewery quality control procedures, federal and state laws, consistency of corporate and brand strategy, and the operating and capital costs associated with contract brewing versus the costs of brewery ownership.

MARKETING

We have historically relied on high profile locations, operational excellence, media interest and "word of mouth" to attract and retain restaurant guests instead of extensive use of media advertising or discounting. Accordingly, our marketing activities have historically been focused on community-based promotions and customer referrals. Our fundamental marketing philosophy has historically been to "spend our marketing dollars on the plate" or use resources that would typically be allocated to external marketing programs to provide better quality food, service and facilities to our guests. We believe this is the most effective method over the long run to protect and enhance our guest visit frequency. While we intend to maintain these historical philosophies to the maximum extent possible, we also recognize that we have to prudently respond from time to time to changes in the operating environment for consumer spending on casual dining occasions. Accordingly, due to the current difficult operating environment for consumer spending and casual dining occasions in general, we increased the amount of external print and internet-based media during 2008 to maintain BJ's top-of-mind awareness with consumers and to promote BJ's new menu offerings and guest services. We intend to continue this incremental resource allocation during fiscal 2009. We may also utilize special reduced-price offers for certain restaurants in certain trade areas from time to time to stimulate guest trial and frequency. However, we do not currently anticipate that such offers would be used extensively on a longer-term basis. The Company's total marketing-related expenditures are currently not expected to exceed 1.0% to 1.5% of sales during fiscal 2009. However, due to the current operating conditions for casual dining restaurants, in general, we may decide to increase our marketing expenditures beyond our current expectations. We also focus on the support of local community and charitable causes, providing food and other resources for many worthwhile charitable events. Our commitment to supporting humanitarian causes is exemplified by our "Cookies for Kids" program, which supports the Cystic Fibrosis Foundation ("CFF") by donating a portion of our Pizookie sales to CFF. In addition, we arrange for the collection and donation of other funds to CFF through our restaurant preopening training programs and our sponsorship of the BJ's Restaurants Foundation ("Foundation"). As a collective result of these programs combined with programs administered by the Foundation, we donated $567,000, $620,000 and $400,000 to CFF for during fiscal 2008, 2007 and 2006, respectively.

INFORMATION SYSTEMS

We utilize an integrated information system to manage the flow of information within each restaurant and between the restaurants and our home office. These systems include a point-of-sale local area network, an automated kitchen display system ("KDS"), a web-based labor scheduling and productivity analyzer system, a theoretical food cost system and an automated front desk table management system. Our point-of-sale system is used to record sales transactions and send the menu orders to our kitchen. Additionally, the point-of-sale system is utilized to authorize, batch and transmit credit card transactions, to record employee time clock information and to produce a variety of management reports. Our KDS is integrated into our point-of-sale system and automates the timing of the firing of different food items on the cook line. Additionally, our web-based labor scheduler and productivity analyzer automates the labor scheduling for the managers and employees and produces a number of different productivity reports for our management team. Our theoretical food cost system allows us to better measure our product yields and waste in our kitchens, and our automated front desk table management system helps us to better optimize the overall seating efficiencies and "table turns" in our restaurants. Many of our systems provide information to our home office and our field supervision organization on a daily basis, which enables our senior management to monitor certain metrics of our business on a daily, weekly and monthly basis.

During 2008, we continued to enhance both our restaurant information systems and our home office information systems by rolling out and promoting our enhanced "curbside to-go" program that features on-line ordering, improved packaging, car-side cashiering and our "call-ahead" seating program for the convenience of our guests which is managed within our automated table management system. We believe that well-deployed technology can provide us with a competitive advantage and allows us to operate our restaurants with a "quality fast" mentality. Therefore, we will continue to invest in new technologies that have the ability to help us build sales and become more productive and efficient in our execution. In 2009, we expect to roll out a new theoretical beverage cost system and also introduce an automated daily prep list program to further reduce inventory shrinkage and waste. Additionally, in 2009, we plan to enhance our statistical and activity based reporting from our various restaurant systems.

SUPPLY CHAIN MANAGEMENT

Our supply chain department is responsible for the selection and procurement of all of our food ingredients, beverages, products and supplies for our restaurants and brewery operations. This department, in conjunction with our brewery operations department, also manages our contract brewing arrangements. We seek to obtain the highest quality ingredients, products and supplies from reliable sources at competitive prices. We continually research and evaluate various food ingredients, products and supplies for consistency and quality and compare them to our detailed specifications. In order to provide the high-quality ingredients and products, and to maximize operating efficiencies between purchase and usage, each restaurant's executive kitchen manager determines daily usage requirements for food ingredients, products and supplies for his/her restaurant and places all orders to approved vendors. Our executive kitchen managers also inspect all deliveries daily to ensure that the items received meet our quality specifications and negotiated prices. For the majority of our menu ingredients, we have competitively priced high-quality alternative manufacturers, vendors, growers and distributors available in order to reduce risk in our supply chain.

Where economically feasible and possible, we attempt to negotiate short-term and long-term contracts depending on our expected requirements for the key commodities used in the preparation of our food and beverage offerings. Most of our contracts typically average in duration from three to twelve months. Generally, the majority of our more significant commodities (chicken, beef, and pizza dough) are contracted for various periods of time to help stabilize our costs and to ensure availability. However, due to the overall cost environment and volatility experienced in food commodities in 2008, we are either unable to or have currently elected not to contract some of our more significant commodities at the current time. Commencing in 2006, we entered into a three-year distribution agreement with a consortium of regional food distributors located throughout the United States. Jacmar Foodservice Distribution, an affiliate of one of our largest shareholders, is a member of our foodservice distributor consortium and is the primary distributor of food and operating supplies for our California and Nevada restaurants. See "Related Party Transactions." We have a non-exclusive contract with this consortium on terms and conditions that we believe are consistent with those made available to similarly situated restaurant companies. This agreement expires in June 2009, and we are currently negotiating a new distribution agreement with our current distribution consortium, as well as other potential providers of this service. Based on our negotiations to date, we believe that a new agreement can be obtained with terms and conditions substantially similar to our existing distribution agreement. However, there can be no assurances that we will be successful in this respect. Additionally, since 2006, we have had an agreement in place with the largest foodservice distributor of fresh produce in the United States to provide produce to most of our restaurants and, where licensed, to distribute our handcrafted beer to our restaurants.

We believe the overall cost environment for food commodities in general will remain volatile during 2009, primarily due to domestic and worldwide agricultural, supply/demand and other macroeconomic factors that are outside of our control. The availabilities and prices of food commodities are also influenced by increased energy prices, animal-related diseases, natural disasters, increased geo-political tensions, the relationship of the dollar to other currencies, consumer demand and other factors. Virtually all commodities purchased and used in the restaurant industry — meats, grains, oils, dairy products, and energy — have varying amounts of inherent price volatility associated with them. While we attempt to manage these factors by offering a diversified menu and by attempting to contract for our key commodities for extended periods of time whenever feasible and possible, there can be no assurance that we will be successful in this respect due to the many factors that are outside of our control.

COMPETITION

The restaurant industry is highly competitive. There are a substantial number of casual dining "grill and bar" or "varied menu" chain restaurants and other food and beverage service operations that compete both directly and indirectly with us in every respect, including food quality and service, the price-value relationship, beer quality and selection, atmosphere, suitable sites for new restaurants and qualified personnel to operate our restaurants, among other factors. Our restaurant concept is a relatively small "grill and bar" or "varied menu" casual dining competitor, with over half of our restaurants currently located in one state—California. Our overall brand awareness and competitive presence in states outside of California is not as significant as that of our major casual dining chain competitors. Many competitors with similar concepts to ours have been in business longer than we have, have greater consumer awareness, and often have substantially greater capital, marketing and human resources. Accordingly, we must be prepared to constantly evolve and refine the critical elements of our restaurant concept over time to protect our longer-term competitiveness. Additionally, due to the continuing difficult operating environment for casual dining restaurants, coupled with increasing pressure on the discretionary spending behavior and overall sentiment of the consumer, overall guest traffic in casual dining restaurants is also expected to be under continued pressure for the foreseeable future. Accordingly, we expect that our larger chain restaurant competitors will likely allocate even more resources to their national media advertising and discounting programs in order to protect their respective market shares, which could have an adverse effect on our sales and results of operations.

Because the restaurant industry can be significantly affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns, weather, and the type and number of competing restaurants, any changes in these factors could adversely affect us. In addition, factors such as inflation and increased food, liquor, labor and other employee compensation costs could adversely affect us. We believe, however, that our ability to offer high-quality food at moderate prices with superior service in a distinctive dining environment provides us with the opportunity to capture additional market share in the "grill and bar" or "varied menu" segment of casual dining.

FOOD QUALITY AND SAFETY

Our revenues can be substantially affected by adverse publicity resulting from food quality, illness, or health concerns stemming from incidents occurring at a single restaurant of ours as well as incidents that may occur at our competitors' restaurants. In addition, our revenues can be affected by illness or health concerns stemming from incidents occurring at our suppliers or competing suppliers. While we believe that our internal policies and procedures for food safety and sanitation are thorough, the risk of food-borne illness cannot be completely eliminated, and incidents at other restaurant chains or in the food supply chain may affect our restaurants even if our restaurants are not implicated in a food safety concern. We attempt to manage risks of this nature, but the occurrence of any one of these factors in any one of our restaurants or elsewhere within the foodservice industry could cause our entire Company to be adversely affected.

RELATED PARTY TRANSACTIONS

As of December 30, 2008, we believe that Jacmar Companies and their affiliates (collectively referred to herein as "Jacmar") owned approximately 16.2% of our outstanding common stock. Jacmar, through its specialty wholesale food distributorship, is currently the Company's largest single distributor of food, beverage and paper products to our restaurants. In July 2006, after an extensive competitive bidding process, the Company entered into a three-year agreement with a national foodservice distribution consortium whose shareholders are prominent regional foodservice distributors, of which Jacmar is one. Under that agreement, Jacmar will continue to service the Company's restaurants in California and Nevada, while other consortium distributors will service our restaurants in all other states. We believe that Jacmar sells products to us at prices comparable to those offered by unrelated third parties. Jacmar supplied us with $46.8 million, $42.9 million and $27.1 million of food, beverage and paper products for fiscal 2008, 2007 and 2006, respectively, which represent 49.5%, 53.4% and 44.2% of our total costs for these products, respectively. We had trade payables due to Jacmar related to these products of $2.5 million and $1.8 million at December 30, 2008 and January 1, 2008, respectively.

GOVERNMENT REGULATIONS

We are subject to various federal, state and local laws, along with rules and regulations that affect our business. Each of our restaurants are subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, building, land use, health, safety and fire agencies in the state or municipality in which the restaurant is located. Difficulties obtaining or maintaining the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area or could adversely affect the operation of an existing restaurant. We believe, however, that we are in compliance in all material respects with all relevant laws, rules, and regulations. Furthermore, we have never experienced abnormal difficulties or delays in obtaining the licenses or approvals required to open a new restaurant or to continue the operation of an existing restaurant. Additionally, we are not aware of any environmental regulations that have had or that we believe will have a materially adverse effect upon our operations.

During fiscal 2008, approximately 22% of our restaurant sales were attributable to alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a federal and state authority and, in certain locations, municipal authorities for a license and permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause by such authority at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses or permits to date. The failure to receive or retain, or a delay in obtaining, a liquor license in a particular location could adversely affect our ability to obtain such a license elsewhere.

We are subject to "dram-shop" statutes in California and other states in which we operate. Those statutes generally provide a person who has been injured by an intoxicated person the right to recover damages from an establishment that has wrongfully served alcoholic beverages to such person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance which we believe is consistent with coverage carried by other entities in the restaurant industry and would help protect us from possible claims. Even though we carry liquor liability insurance, a judgment against us under a dram-shop statute in excess of our liability coverage could have a materially adverse effect on us.

Various federal and state labor laws, along with rules and regulations, govern our relationship with our employees, including such matters as minimum wage, overtime, working conditions, safety and citizenship requirements. Significant additional governmental mandates such as an increased minimum wage, an increase in paid leaves of absence, extensions in health benefits or increased tax reporting and payment requirements for employees who receive gratuities, could negatively impact our restaurants. We are also subject to the regulations of the Bureau of Citizenship and Immigration Services ("BCIS"). In addition, some states in which we operate have adopted immigration employment protection laws. Even if we operate our restaurants in strict compliance with BCIS and state requirements, some of our employees may not meet federal citizenship or residency requirements, which could lead to a disruption in our work force. Various proposals that would require employers to provide health insurance for all of their employees are considered from time to time in Congress and various states and municipalities. The imposition of any requirement that we provide health insurance benefits to employees that are more extensive than the health insurance benefits we currently provide could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general. Our suppliers may also be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

Our restaurants and breweries are subject to "tied house laws" and the "three tier system" of liquor distribution, both of which were introduced at the federal level after the repeal of Prohibition. These laws prohibit brewers from holding retail licenses and require separate licensing for manufacturers, distributors and retailers. Over the last 25 years, "brewpubs" have been legalized in most states through the loosening of these laws. However, brewpubs are generally licensed as retailers and do not have the same privileges as a microbrewery, and the restrictions imposed on brewpubs vary from state to state. These restrictions prevent us from operating both brewpubs and restaurants in some states. We believe that we are currently in compliance with the brewpub regulations in the states where we hold licenses. However, there is some risk that a state's brewpub regulations or the interpretation of these regulations may change in a way that could impact our current model of manufacturing beer and/or supplying beer to our restaurants in that state. We apply for our liquor and brewing licenses with the advice of outside legal and licensing consultants. Even after the issuance of these licenses, our operations could be subject to differing interpretations of the "tied house laws" and the requirements of the "three tier system" of liquor distribution in any jurisdiction that we conduct business.

We are subject to federal and state environmental regulations. Various laws concerning the handling, storage, and disposal of hazardous materials, such as cleaning solvents, and the operation of restaurants in environmentally sensitive locations may impact aspects of our operations. During fiscal 2008, there were no material capital expenditures for environmental control facilities and no such expenditures are anticipated.

Our facilities must comply with the applicable requirements of the Americans With Disabilities Act of 1990 ("ADA") and related state statutes. The ADA prohibits discrimination on the basis of disability with respect to public accommodations and employment. Under the ADA and related state laws, when constructing new restaurants or undertaking significant remodeling of existing restaurants, we must make them readily accessible to disabled persons. We must also make reasonable accommodations for the employment of disabled persons.

We have a significant number of hourly restaurant employees that receive income from gratuities. We have elected to voluntarily participate in a Tip Reporting Alternative Commitment ("TRAC") agreement with the Internal Revenue Service. By complying with the educational and other requirements of the TRAC agreement, we reduce the likelihood of potential employer-only FICA assessments for unreported or under reported tips.

EMPLOYEES

At March 6, 2009, we employed approximately 9,200 employees at our 82 restaurants, which we refer to as team members. Most of our team members are part-time employees in our restaurant operations. We also employed approximately 130 team members at our home office and in our field supervision organization. We believe that we maintain favorable relations with our employees. Currently, no unions or collective bargaining arrangements are in place at our Company.

INSURANCE

We maintain workers' compensation, general liability, property insurance and other insurance coverage with deductibles and limits that we believe are currently appropriate for our operations. However, there is no assurance that any insurance coverage maintained by us will be adequate or that we will not experience claims in excess of our coverage limits, or that we can continue to obtain and maintain such insurance at all or that our premium costs will not rise to an extent that they adversely affect our ability to economically obtain or maintain such insurance. While we also carry employment practices insurance, a settlement or judgment against us in excess of our coverage limitations could have a material adverse effect on our results of operations, liquidity, financial position or business.

TRADEMARKS AND COPYRIGHTS

Our domestically-registered trademarks and service marks include, among others, the word mark "BJ's Chicago Pizzeria," and our stylized logo, displaying the name "BJ's." In addition, among others, we have registered the word marks "BJ's Restaurant & Brewery," "BJ's Restaurant & Brewhouse" and "BJ's Pizza & Grill" for our restaurant services; "Harvest Hefeweizen," "BJ's Jeremiah Red," "BJ's P.M. Porter," "Brewhouse Blonde," "Owen's IPA," "Pooks," "Piranha," "NitWit," "Nutty Brewnette," "Tatonka" and "Berry Burst Cider" for our proprietary beers; "Great White" for our proprietary pizza; "Together At Last!" for our proprietary appetizer; and, "Pizookie" for our proprietary dessert. We have registered all of these marks with the United States Patent and Trademark Office. Additional trademark applications are pending. We have also registered our ownership of the internet domain name "www.bjsrestaurants.com" and other internet domain names. Currently we have not applied to register any of our trademarks internationally; however, we plan to begin doing so in 2009. We believe that the trademarks, service marks and other proprietary rights have significant value and are important to our brand-building effort and the marketing of our restaurant concepts. However, there are other restaurants and retailers that use the name "BJ's" in some form or fashion throughout the United States. We have in the past protected, and expect and intend to continue to vigorously protect, our proprietary rights. We cannot predict whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning our executive officers and senior management employees as of March 6, 2009:

Name	Age	Position
Gerald W. Deitchle	57	Chairman, President and Chief Executive Officer
Gregory S. Levin	41	Executive Vice President, Chief Financial Officer and Secretary
Gregory S. Lynds	47	Executive Vice President and Chief Development Officer
Wayne L. Jones	49	Executive Vice President and Chief Restaurant Operations Officer
John D. Allegretto	45	Chief Supply Chain Officer
Matthew W. Hood	39	Chief Marketing Officer
Alexander M. Puchner	47	Senior Vice President of Brewing Operations
Lon F. Ledwith	51	Senior Vice President of Restaurant Operations

GERALD ("JERRY") W. DEITCHLE was unanimously elected by the Board of Directors to the additional post of Chairman of the Board effective June 2008. Mr. Deitchle has been President and Chief Executive Officer of the Company since February 2005 and a member of the Company's Board of Directors since November 2004. From April 2004 to January 2005, Mr. Deitchle served as President, Chief Operating Officer and a director of Fired Up, Inc., a privately held company that owns, operates and franchises the Johnny Carino's Italian restaurant concept. From 1995 to 2004, he was a member of the executive management team at The Cheesecake Factory Incorporated, a publicly held operator of upscale casual dining restaurants with his last position as corporate President. From 1984 to 1995, he was employed by the parent company of Long John Silver's restaurants, with his last position as Executive Vice President.

GREGORY S. LEVIN has been the Company's Chief Financial Officer since September 2005 and was promoted to Executive Vice President in October 2007 and Secretary in June 2008. From February 2004 to August 2005, Mr. Levin served as Chief Financial Officer and Secretary of SB Restaurant Company, a privately held company that operates the Elephant Bar Restaurants. From 1996 to 2004, Mr. Levin was employed by publicly-held California Pizza Kitchen, Inc., operator and licensor of casual dining restaurants, with his last position as Vice President, Chief Financial Officer and Secretary. Earlier in his career, he served as an audit manager with Ernst & Young LLP.

GREGORY S. LYNDS has been the Company's Chief Development Officer since July 2003 and was promoted to Executive Vice President in October 2007. Prior to joining the Company, Mr. Lynds served as a director of real estate for Darden Restaurants, Inc., the largest casual dining company in America. Prior to joining Darden, Mr. Lynds served as Vice President of Real Estate and Development for Wilshire Restaurant Group (Marie Callender's and East Side Mario's) and was a partner responsible for expanding the Mimi's Café brand.

WAYNE L. JONES was appointed to the newly created position of Executive Vice President and Chief Restaurant Operations Officer of the Company effective January 19, 2009. Mr. Jones has over 25 years of casual dining restaurant management experience, with his last 19 years at The Cheesecake Factory Incorporated, a publicly held operator of upscale casual dining restaurants. During his long tenure at The Cheesecake Factory, Mr. Jones served in progressively responsible restaurant management and leadership positions including restaurant general manager, area director and regional vice president, with his last position as Vice President, Operations Analysis on the corporate staff.

JOHN D. ALLEGRETTO has been the Chief Supply Chain Officer for the Company since July 2005. Prior to joining the Company, Mr. Allegretto served as Vice President of Supply Chain Management for Pick Up Stix Restaurants and Cal-International Foods, Inc. from March 2003 to June 2005. Prior to that, Mr. Allegretto was employed by The Walt Disney Company as a director in their Strategic Sourcing Group from October 1997 to February 2003.

MATTHEW W. HOOD was appointed to the newly created position of Chief Marketing Officer of the Company effective July 1, 2008, after serving as a part-time consultant to the Company since 2007. Prior to joining the Company, Mr. Hood served as a marketing and strategy consultant to the restaurant industry, and also served as the national restaurant brand consultant for Google, Inc. From 2002 to 2006, Mr. Hood was employed by Fired Up, Inc., owner and operator of the Carino's Italian Grill casual dining concept, with his last position as Senior Vice President, Marketing and Brand Development. Prior to that, Mr. Hood served as a marketing manager for Brinker International, owner and operator of the Chili's Grill and Bar and other casual dining concepts.

ALEXANDER M. PUCHNER has been the Senior Vice President of Brewing Operations for the Company since 1996. From 1993 to 1995, Mr. Puchner was a founder and brewmaster for Laguna Beach Brewing Co., Huntington Beach Beer Co., Newport Beach Brewing Co. and Westwood Brewing Co. From 1988 to 1993, Mr. Puchner served as a product manager for Aviva Sports/Mattel Inc. and as a marketing research manager for Mattel Inc. Mr. Puchner has been a nationally certified beer judge since 1990.

LON F. LEDWITH has been the Senior Vice President of Restaurant Operations since April 2006 and as Vice President of Operations since February 2004. From July 1981 to November 2003, Mr. Ledwith was employed by Brinker International, Inc., owner, operator and franchisor of various restaurant brands (Chili's, Macaroni Grill, Maggiano's and On The Border), with his last position as a Regional Vice President of Chili's Grill & Bar.

ITEM 1A. RISK FACTORS

The risk factors presented below may affect our future operating results, financial position and cash flows. The risks described in this Annual Report on Form 10-K are not the only risks we face. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. There may be other risks and uncertainties that are not currently known, or that are currently deemed by us to be immaterial. However, they may ultimately adversely affect our business, financial condition and/or operating results. In addition to the risk factors presented below, changes in general economic conditions and credit markets, consumer tastes and discretionary spending patterns, demographic trends and consumer confidence in the economy, all of which affect consumer behavior and spending for restaurant dining occasions in general, may have a material impact on us. Our actual results could vary significantly from any results expressed or implied by forward-looking statements depending on a variety of factors, including, but not limited to, the following risks and uncertainties.

Continued deterioration in general economic conditions affect consumer spending and may adversely affect our revenues, operating results and liquidity.

Our country is currently in an economic recession, and we believe that weak general economic conditions will continue at least through 2009. The ongoing impacts of the housing crisis, rising unemployment and financial market weakness may further exacerbate current economic conditions. As the economy continues to slow, our restaurant guests may become more apprehensive about the economy and reduce their level of discretionary spending. A decrease in spending due to lower consumer discretionary income or consumer confidence in the economy could impact the frequency with which our guests choose to dine out or the amount they spend on meals while dining out, thereby decreasing our revenues and negatively affecting our operating results.

Fewer guest visits could result in lower sales for our restaurants and cause a de-leveraging of our operating profit margins. Moreover, our restaurants are primarily located near high activity areas such as regional malls, lifestyle centers, "big box" shopping centers and entertainment centers. We depend in large part on a high volume of visitors to these centers to attract guests to our restaurants. A decline in development or in visitors to these centers near our restaurants could negatively affect our sales. As a result, decreased cash flow generated from our established restaurants may adversely affect our ability to fund our expansion plans and therefore result in a deceleration of the number and timing of restaurant openings. There can be no assurances that government responses to the disruptions in the financial markets will restore consumer confidence, stabilize the markets or increase liquidity and the availability of credit. We believe there is also a risk that if the current negative economic conditions persist for a long period of time and become more pervasive, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a more permanent basis.

Additionally, the above factors could impose practical limits on our menu price increases. From time to time, we may announce that we intend to take price increases on selected menu items in order to offset increased operating expenses. Although we have not experienced significant consumer resistance to our past price increases, in light of the current recessionary economy we cannot provide assurance that any future menu price increases will not deter guests from visiting our restaurants, reduce the frequency of their visits or affect their purchasing decisions.

If we do not successfully expand our restaurant operations, our growth rate and results of operations would be adversely affected.

A critical factor in our future success is our ability to expand our restaurant operations successfully, which will depend in large part on our ability to open new restaurants in a profitable manner. We anticipate that our new restaurants will generally take several months or even longer to reach targeted productivity levels due to the inefficiencies typically associated with new restaurants, including lack of initial market and consumer awareness, the need to hire and train sufficient management and restaurant personnel and other factors. We cannot assure you that any restaurant we open will obtain operating results similar to those of our existing restaurants. If we are unable to open and operate new restaurants successfully, our growth rate and our results of operations would be adversely affected. Our expansion plans could also be impacted by the delay or cancellation of potential new sites by developers and landlords, which may become more common during the next couple of years as a result of the current economic recession and tight credit markets.

We intend to open new restaurants in both established and new markets. Opening new restaurants in established markets generally provides some advantages in the form of stronger levels of initial consumer awareness, trial and usage, as well as greater leverage of certain supply chain and field supervision resources. On the other hand, there is a risk that some portion of the sales of existing restaurants in the market may transfer to newly opened restaurants in the market, resulting in lower comparable restaurant sales. While we do not generally select locations for our new restaurants where we believe that a significant sales transfer will likely occur, some unexpected sales transfer may inadvertently occur.

Some of our new restaurants are planned for new markets where we have little or no operating experience. New markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. As a result, new restaurants in those markets may be less successful than restaurants in our existing markets. Consumers in a new market will typically not be familiar with the BJ's brand. We also may find it more difficult to hire, motivate and retain qualified employees in new markets. Restaurants opened in new markets may also have lower average restaurant sales than restaurants opened in our existing markets, and may have higher construction, occupancy or operating costs than restaurants in existing markets. Sales at restaurants opened in new markets may take longer to achieve margins more typical of mature restaurants in existing markets or may never achieve these targeted margins thereby affecting our overall profitability. As we expand into new markets and geographic territories, our operating cost structures may not replicate our experience in existing markets. Because there will initially be fewer restaurants in a given market, our ability to optimally leverage our field supervision and supply chain resources will be limited for a period of time. Further, our overall new restaurant development and operating costs may increase due to more lengthy geographic distances between restaurants resulting in higher purchasing, preopening, labor, transportation and supervision costs. The performance of restaurants in new markets will often be less predictable. New restaurants may not have similar results as our existing restaurants and may not be as profitable, particularly due to the current economic downturn.

Our ability to open new restaurants on schedule in accordance with our projected growth rate may be adversely affected by delays or problems associated with securing suitable restaurant locations and leases and by other factors, some of which are beyond our control and the timing of which is difficult to forecast accurately.

In order to achieve our projected rate of new restaurant growth, we must identify suitable restaurant locations and successfully negotiate and finalize the terms of restaurant leases at a number of these locations. Due in part to the unique nature of each proposed restaurant location, we cannot predict the timing or ultimate success of our site selection process or these lease negotiations. Delays encountered in negotiating, or our inability to finalize to our satisfaction, the terms of a restaurant lease may delay our actual rate of new restaurant growth and cause a significant variance from our projected growth rate. In addition, our scheduled rate of new restaurant openings may be adversely affected by other factors, some of which are beyond our control, including the following:

- the availability and cost of suitable restaurant locations for development;
- our ability to compete successfully for suitable restaurant locations;
- the availability of adequate financing;
- the timing of delivery of leased premises from our landlords so we can commence our build-out construction activities;
- construction and development costs;
- any labor shortages or disputes experienced by our landlords or outside contractors;
- any unforeseen engineering or environmental problems with the leased premises;
- our ability to hire, train and retain additional management and restaurant personnel;
- our ability to secure governmental approvals and permits, including liquor licenses;
- our ability to successfully promote our new restaurants and compete in the markets in which our new restaurants are located;

- weather conditions or natural disasters; and,
- general economic conditions.

Access to sources of capital and our ability to raise capital in the future may be limited, which could adversely affect our business.

Our ability to continue to successfully grow our business depends, in part, on the availability of adequate capital to finance the development of additional new restaurants and other growth-related expenses. Changes in our operating plans, acceleration of our expansion plans, lower than anticipated revenues, unanticipated and/or uncontrollable events in the capital or credit markets that impact our liquidity (including any inability to convert our auction rate securities investments into cash when needed), lower than anticipated tenant improvement allowances offered by landlords, increased expenses or other events, including those described in this Annual Report on Form 10-K, may cause us to seek additional debt or equity financing on an accelerated basis in the event our cash flow from operations is insufficient. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could adversely affect our growth and other plans as well as our financial condition. Additional equity financing, if available, may be dilutive to the holders of our common stock. Debt financing, if available, may involve significant cash payment obligations, covenants and financial ratios that restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs. In addition, continued disruptions in the global credit and equity markets, including unanticipated and/or uncontrollable events in the capital or credit markets, may have an adverse effect on our liquidity and our ability to raise additional capital if and when required. See "Liquidity and Capital Resources" in Part II, Item 7 of this Annual Report on Form 10-K.

Continued deterioration in general economic conditions could have a material adverse impact on our landlords or on businesses neighboring our locations, which could adversely affect our business.

Continued deterioration in general economic conditions could result in our landlords being unable to obtain financing or remain in good standing under their existing financing arrangements which could result in their failure to satisfy obligations to us under leases. Any such failure could adversely impact our operations. In addition, our restaurants are generally located in retail developments with nationally recognized co-tenants, which help increase overall guest traffic into those retail developments. If these developments experience high vacancy rates, we could experience decreases in guest traffic. As a result, our results of operations could be adversely affected.

Any failure of our existing or new restaurants to achieve expected results could have a negative impact on our consolidated sales and financial results, including a potential impairment of the long-lived assets of certain restaurants.

As of March 6, 2009, 39 of our 82 restaurants were opened within the last three fiscal years. The results achieved by these newer restaurants may not be indicative of longer term performance or the potential market acceptance of restaurants in other locations. There can be no assurance that any new restaurant that we open will have similar operating results to those of prior restaurants. Our newer restaurants typically take several months to reach targeted levels of productivity due to inefficiencies typically associated with new restaurants. Accordingly, incremental sales from newly-opened restaurants generally do not make a significant contribution to our total operating profits in their initial months of operation. Any failure of our existing or new restaurants to perform as expected could have a significant negative impact on our results of operations, and we may be required to record related asset impairment charges.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

We plan to continue the pace of new restaurant openings and currently expect to open 9 to 11 new restaurants during 2009. This expansion and our future growth will increase demands on our management team, restaurant management systems and resources, financial controls and information systems. These increased demands may adversely affect our ability to open new restaurants and to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our growth rate and operating results could be adversely affected.

Our decision to reduce openings or accelerate the pace of openings may positively or adversely affect our comparative financial performance.

As a result of our decision to reduce the number of restaurant openings in 2009, our comparable opening costs will be lower and the affect on our comparative financial performance will be favorable over the next few quarters. Conversely, if the rate at which we develop and open new restaurants is increased to higher levels in the future, the resulting increase in opening costs will have an unfavorable affect on our comparative financial performance.

Our trends in average restaurant sales or our trends in comparable restaurant sales are not indicative of future trends or future operating results.

Our average restaurant sales and comparable restaurant sales may not continue to increase at the rates achieved over the past several years and may even decline, particularly due to the current economic downturn. Our ability to operate new restaurants profitably and increase average restaurant sales and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

- our ability to execute our business strategy effectively;
- our menu pricing strategy;
- initial sales performance by new restaurants;
- the timing of new restaurant openings and related expenses;
- changing demographics, consumer tastes or discretionary spending;
- our ability to develop restaurants in geographic locations that do not compete with or otherwise adversely affect the sales of our existing restaurants;
- overall brand awareness in new markets or existing markets where we may develop new restaurants;
- levels of competition in one or more of our markets; and,
- general economic conditions, credit markets and consumer confidence.

Adverse changes in our average restaurant revenues and comparable restaurant sales could have an adverse affect on our common stock or increase the volatility of the price of our common stock.

We have experienced significant increases in the costs for certain food, labor energy and supply items in the past, and we may be unable to successfully and sufficiently raise menu prices to offset rising costs and expenses.

We utilize menu price increases to help offset cost increases, including increased costs for food commodities, minimum wages, employee benefits, insurance arrangements, construction, energy and other costs. In this regard, during 2008, we experienced dramatic increases in prices of certain commodities necessary for our restaurant and brewery operations. For 2009, based on current negotiations with certain suppliers to date, we expect some stabilization in the costs of certain commodities necessary for our restaurant and brewery operations. If our costs do not stabilize, our results of operations will be adversely affected if we are unable to increase our menu prices to offset such increased costs.

Our future operating results may fluctuate significantly due to our relatively small number of existing restaurants and the expenses required to open new restaurants.

As of March 6, 2009, we operated 82 restaurants, 15 of which opened during 2008. The capital resources required to develop each new restaurant are significant. We estimate that the gross cash outlay to open a new BJ's restaurant on leased ground, excluding any tenant allowance for which we may or may not obtain depending on each new restaurant project, currently ranges from $4.0 million to $5.5 million, inclusive of preopening expenses (which average approximately $500,000 to $550,000, including preopening rent). Actual costs may vary significantly depending upon a variety of factors, including the site, type of restaurant ("brewery" compared to "brewhouse") and conditions in the local real estate and employment markets. The combination of our relatively small number of existing restaurants, the significant investment associated with each new restaurant and the average restaurant revenues of our new restaurants may cause our results of operations to fluctuate significantly. Moreover, poor operating results at any one restaurant or a delay or cancellation in the planned opening of a restaurant could adversely affect our entire business, making the investment risks related to any one location much greater than those associated with many other restaurants.

Our inability to renew existing leases on favorable terms may adversely affect our results of operations.

As of March 6, 2009, 78 of our 82 restaurants are located on leased premises and are subject to varying lease-specific arrangements. For example, some of the leases require base rent, subject to regional cost-of-living increases, and other leases include base rent with specified periodic increases. Other leases are subject to renewal at fair market value, which could involve substantial increases. Additionally, many leases require contingent rent based on a percentage of gross sales. In addition, certain of our leases, including one during fiscal 2009, will expire without an automatic renewal or option to renew and we have one restaurant that is operating on a month-to-month lease. While we currently expect to renew substantially all of our expiring leases, no guarantee can be given that such leases will be renewed or, if renewed, that rents will not increase substantially.

The success of our restaurants depends in large part on their leased locations. As demographic and economic patterns change, current leased locations may or may not continue to be attractive or profitable. Possible declines in trade areas where our restaurants are located or adverse economic conditions in surrounding areas could result in reduced revenues in those locations. In addition, desirable leased locations for new restaurant openings or for the relocation of existing restaurants may not be available at an acceptable cost when we identify a particular opportunity for a new restaurant or relocation.

The current economic downturn may also adversely impact our operations if our suppliers are not able to continue to do business with us or are forced to alter the terms on which they do business with us.

Some of our suppliers have been adversely impacted by tightening of the credit markets, decreased economic activity, fluctuations in commodity prices and other consequences of the economic downturn. Some vendors have sought to change the terms on which they do business with us in order to lessen the impact of the economic downturn on their business. If we are forced to find alternative vendors for key services, whether due to demands from the vendor or the vendor's bankruptcy or ceasing operations, that could be a distraction to us and adversely impact our business. For example, the economic environment has forced some food suppliers to seek financing in order to stabilize their businesses, and some suppliers have ceased operations completely. Additional suppliers may encounter difficulties in sustaining their business, and if any of our major suppliers or a large number of other suppliers suspend or cease operations, we may have difficulty keeping our restaurants fully supplied with the commodity and supplies that we require. If we were forced to suspend serving one or more of our menu items, that could have a significant adverse impact on our restaurant traffic and public perceptions of us, which would be harmful to our operations.

A significant number of our restaurants are concentrated in California and other Western states, which make us particularly sensitive to economic, regulatory, weather and other conditions in those states.

As of March 6, 2009, 44 of our 82 restaurants were located in the state of California. Additionally, another 14 of our restaurants were located in other Western states (i.e., Arizona, Nevada, Colorado, Oregon and Washington). In recent years, all of these states have been more negatively impacted by the housing downturn and the overall economic slowdown than most other geographic areas. As a result, we have recently seen a more substantial decline in our aggregate guest traffic at our restaurants in these states. If our restaurants in California are adversely affected by changes in California's economic or regulatory environment, such as changes to California's minimum wage rates, mandatory healthcare proposals, unemployment levels or housing environment, our consolidated sales, financial condition and results of operations may be further impacted. Additionally, we believe that California is subject to a greater risk for earthquakes, fires, water shortages and other natural and man-made disasters than most other states.

We are dependent upon consumer trends and upon high levels of consumer traffic at the sites where our restaurants are located, and any adverse change in such consumer trends or traffic levels could adversely affect our business, revenues and results of operations.

Due to the nature of the restaurant industry, we are dependent upon consumer trends with respect to the public's tastes, eating habits, public perception toward alcohol consumption and discretionary spending priorities, all of which can shift rapidly. We also are dependent upon high consumer traffic rates at the sites surrounding our restaurants, which are primarily located in high-activity areas such as urban, retail, mixed-use and lifestyle centers, to attract guests to our restaurants. In general, such consumer trends and visit frequencies are significantly affected by many factors, including: national, regional or local economic conditions, changes in area demographics, public perception and attitudes, increases in regional competition, food, liquor and labor costs, traffic and shopping patterns, weather, natural disasters, interest rates, co-tenancies in these urban, retail and mixed use lifestyle centers and the availability and relative cost of gasoline. Our success will depend, in part, on our ability to anticipate and respond to such changing consumer preferences, tastes, eating and purchasing habits, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes. Any adverse change in any of the above factors and our inability to respond to such changes could cause our restaurant volumes to decline and adversely affect our business, revenues and results of operations.

Our success depends on our ability to compete effectively in the restaurant industry.

The restaurant industry is highly competitive. We compete on the basis of the taste, quality and price of food offered, guest service, brand name identification, beer quality and selection, attractiveness of the facilities, restaurant location, atmosphere and overall dining experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. In addition, we compete with other restaurants and with retail establishments for real estate. Many of our competitors have substantially greater financial, marketing and other resources than we do.

New information or attitudes regarding diet, health and the consumption of alcoholic beverages could result in changes in regulations and consumer consumption habits that could adversely affect our results of operations.

Regulations and consumer eating habits may change as a result of new information or attitudes regarding diet and health. Such changes may include regulations that impact the ingredients and nutritional content of the food and beverages offered by us. For example, the New York City Board of Health has approved restrictions on the use of trans-fats by restaurants. The success of our restaurant operations is dependent, in part, upon our ability to effectively respond to changes in any consumer health regulations and our ability to adapt our menu offerings to trends in food consumption. If consumer health regulations or consumer eating habits change significantly, we may be required to modify or delete certain menu items. To the extent we are unable to respond with appropriate changes to our menu offerings, it could materially affect customer demand and have an adverse impact on our results of operations.

Approximately 22% of our restaurant sales consist of alcoholic beverages. The gross profit margin on our sales of alcoholic beverages is generally higher than our gross profit margin on sales of food items. Approximately 11% of our sales consist of our craft beers. The alcoholic beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking and health consequences from the misuse of alcohol, including alcoholism. As an outgrowth of these concerns, the possibility exists that advertising by beer producers could be restricted, that additional cautionary labeling or packaging requirements might be imposed, that further restrictions on the sale of alcohol might be imposed, or that there may be renewed efforts to impose increased excise or other taxes on beer sold in the United States. If beer consumption in general were to come into disfavor among domestic drinkers, or if the domestic beer industry were subjected to significant additional governmental regulations, our sales and profits could be adversely affected.

Negative publicity surrounding our restaurants or the consumption of beef, seafood, poultry/produce, beer or alcoholic beverages generally could adversely affect the reputation and popularity of our restaurants, our revenues and our results of operations.

The good reputation of our restaurants is a key factor to the success of our business. Incidents that occur at any of our restaurants may quickly result in negative publicity for us, which could adversely affect our reputation and popularity with our guests. In addition, negative publicity resulting from poor food quality, illness, injury, food tampering or other health concerns, whether related to one of our restaurants, to the restaurant industry in general, or to the beef, seafood, poultry or produce industries in general (such as negative publicity concerning the accumulation of carcinogens in seafood; e-coli; hepatitis A; avian flu; salmonella; and other food-borne illnesses), or operating problems related to one or more of our restaurants, could adversely affect sales for all of our restaurants and make our brand and menu offerings less appealing to consumers. If our restaurant guests or employees become ill from food-borne illnesses, we could be forced to temporarily close the affected restaurants.

Our brewing operations are subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging. While the Company has not experienced any serious contamination problem in its products, the occurrence of such a problem could result in a costly product recall and serious damage to our reputation for product quality, as well as claims for product liability.

Our operations are susceptible to changes in our food and supply costs, which could adversely affect our margins.

Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our supply chain department negotiates prices for all of our ingredients and supplies through either contracts (terms of one month up to one year), spot market purchases or commodity pricing formulas. Furthermore, various factors beyond our control, including adverse weather conditions and governmental regulations, could also cause our food and supply costs to increase. We cannot predict whether we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. A failure to do so could adversely affect our operating results or cash flows from operations.

We believe the overall cost environment for food commodities in general will continue to be volatile during 2009, primarily due to domestic and worldwide agricultural, supply/demand and other macroeconomic factors that are outside of our control. During 2008, commodity prices for key agricultural commodities such as corn, wheat, and soybeans were extremely volatile and reached new multi-year highs before abating towards the end of the year. The availabilities and prices of food commodities are also influenced by increased energy prices, animal-related diseases, natural disasters, increased geo-political tensions, the relationship of the dollar to other currencies, and other issues. Virtually all commodities purchased and used in the restaurant industry—meats, grains, oils, dairy products, and energy — have varying amounts of inherent price volatility associated with them. While we attempt to manage these factors by offering a diversified menu and by contracting for our key commodities for extended periods of time whenever feasible and possible, there can be no assurance that we will be successful in this respect due to the many factors that are outside of our control.

If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages, increased food and beverage costs and quality control problems.

We currently depend on national and regional food distribution service companies, as well as other food manufacturers and suppliers, to provide food and beverage products to all of our restaurants. We also rely on contract brewers to provide us with beer for many of our restaurants. The operations of our distributors, suppliers and contract brewers are subject to risks including labor disputes, financial liquidity, inclement weather, natural disasters, supply constraints, and general economic and political conditions that could limit their ability to timely provide us with acceptable products. If our distributors, suppliers and contract brewers cease doing business with us, or cannot make a scheduled delivery to us, or are unable to obtain credit in a tightened credit market or experience other issues, we could experience short-term product supply shortages in some or all of our restaurants and could be required to purchase food, beer and beverage products from alternate suppliers at higher prices. We may also be forced to temporarily remove popular items from the menu offering of our restaurants. If alternative suppliers cannot meet our current product specifications, the consistency and quality of our food and beverage offerings, and thus our reputation, guest patronage, revenues and results of operations, could be adversely affected.

With respect to potential liability claims related to our food, beer and beverage products, we believe we have sufficient primary or excess umbrella liability insurance in place. However, this insurance may not continue to be available at a reasonable cost or, if available, may not be adequate to cover all claims. We generally seek contractual indemnification and insurance coverage from our key suppliers of food, beer and beverages, but this indemnification or insurance coverage is limited, as a practical matter, by the creditworthiness of the indemnifying party and the insured limits of any insurance provided by suppliers.

Pursuant to various laws and regulations, the majority of our proprietary beer must be distributed to our restaurants through independent wholesale beer distributors, whether we produce the beer or it is produced by contract brewers. Although we currently have arrangements with a sufficient number of beer distributors in all markets where we operate restaurants, our continued national expansion will require us to enter into agreements with additional beer distributors. No assurance can be given that we will be able to maintain or secure additional beer distributors on terms favorable to us. Changes in control or ownership of the participants in our current beer distribution network could lead to less willingness on the part of certain distributors to carry our proprietary beer. Our beer distribution agreements are generally terminable by the distributor on short notice. While these beer distribution agreements contain provisions regarding our enforcement and termination rights, some state laws prohibit us from readily exercising these contractual rights. Our ability to maintain our existing beer distribution agreements may be adversely affected by the fact that many of our distributors are reliant on one of the major beer producers for a large percentage of their revenue and, therefore, they may be influenced by such producers. If our existing beer distribution agreements are terminated, we may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the delivered cost of beer to our restaurants.

Failure to protect our trademarks, service marks, trade secrets or other intellectual property could adversely affect our business.

Our business prospects depend in part on our ability to develop favorable consumer recognition of our brands, including the BJ's Restaurants name in particular. Although BJ's is a federally registered trademark, there are other retailers and restaurants using the name "BJ's" in some form or fashion throughout the United States, and our trademarks, service marks, trade dress, trade secrets or other intellectual property could be imitated or appropriated in ways that we cannot prevent. Alternatively, third parties may attempt to cause us to change our trademarks, service marks or trade dress or not operate in a certain geographic region or regions if our names are deemed confusingly similar to their prior trademarks, service marks or trade dress. We may also encounter claims from prior users of similar intellectual property in areas where we operate or intend to conduct operations. This could harm our image, brand or competitive position and cause us to incur significant penalties and costs. In addition, we rely on trade secrets, proprietary know-how, concepts and recipes. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and may result in a judgment or monetary damages. We do not maintain confidentiality and non-competition agreements with all of our employees or suppliers. Moreover, even with respect to the confidentiality and non-competition agreements we have, we cannot assure you that those agreements will not be breached, that they will provide meaningful protection or that adequate remedies will be available in the event of an unauthorized use or disclosure of our proprietary information. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how or recipes, the appeal of our restaurants could be reduced and our business could be harmed.

Federal, state and local beer, liquor and food service regulations may have a significant adverse impact on our operations.

We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of Treasury, as well as the laws and licensing requirements for alcoholic beverages of states and municipalities where our restaurants are or will be located. In addition, each restaurant must obtain a food service license from local authorities. Failure to comply with federal, state or local regulations could cause our licenses to be revoked and force us to cease the brewing or sale of alcoholic beverages, or both, at our restaurants or the serving of food. Additionally, state liquor laws may prevent or impede the expansion of our restaurants into certain markets. The liquor laws of certain states prevent us from selling at wholesale the beer brewed at our restaurants. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area or increase the costs associated therewith. In addition, in certain states, including states where we have existing restaurants or where we plan to open a restaurant, the number of liquor licenses available is limited, and licenses are traded on the open market. Liquor, beer and wine sales comprise a significant portion of our revenues. If we are unable to maintain our existing licenses, our guest patronage, revenues and results of operations could be adversely affected. Or, if we choose to open a restaurant in those states where the number of licenses available is limited, the cost of a new license could be significant.

Brewery operations require various federal, state, and local licenses, permits and approvals. Our restaurants and on-site breweries operate pursuant to exceptions to the "tied house laws," which created the "three tier system" of liquor distribution. These tied house laws were adopted by all of the states after the repeal of prohibition and, generally, prohibit brewers from holding retail licenses and prohibit vertical integration in ownership and control among the three tiers. Brewery restaurants and brewpubs operate under exceptions to these general prohibitions. Over the last 25 years, nearly all of the states have adopted laws and regulations permitting brewery restaurants and brewpubs; however, the privileges and restrictions for brewpubs and brewery restaurants vary from state to state. Generally, our brewery restaurants are licensed as retailers with limited privileges to brew beer on the restaurant premises, and we do not have the same privileges as a microbrewery. Other restrictions imposed by law may prevent us from operating both brewery restaurants and non-brewery restaurants in some states. We are at risk that a state's regulations concerning brewery restaurants or the interpretation of these regulations may change. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary for us to conduct business within its jurisdiction. Any such change may adversely impact our current model of brewing beer or supplying beer, or both, to our restaurants in that state, and could also cause us to lose the licenses, permits and registrations necessary to conduct our restaurant operations. We apply for our liquor and brewing licenses with the advice of outside legal and licensing consultants. Even after the issuance of these licenses, our operations could be subject to differing interpretations of the "tied house laws" and the requirements of the "three tier system" of liquor distribution in any jurisdiction that we conduct business.

The manufacture and sale of alcoholic beverages is a highly regulated and taxed business. Our operations are subject to more restrictive regulations and increased taxation by federal, state, and local governmental entities than are those of non-alcohol related beverage businesses. Federal, state, and local laws and regulations govern the production and distribution of beer, including permitting, licensing, trade practices, labeling, advertising, marketing, distributor relationships, and related matters. Federal, state, and local governmental entities also levy various taxes, license fees, and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Failure to comply with applicable federal, state, or local laws and regulations could result in higher taxes, penalties, fees, and suspension or revocation of permits, licenses or approvals. There can be no assurance that other or more restrictive laws, regulations or higher taxes will not be enacted in the future.

Our increasing dependence on contract brewers could have an adverse effect on our operations if they cease to supply us with our proprietary beer.

Our proprietary handcrafted beer is a key factor in the success of our business. Each year, our brewery operations department forecasts our annual beer requirements based on our current restaurant requirements and expansion plans and determines our brewery production. Additionally, in certain states we are either legally required or choose to arrange for third party contractors (i.e., "contract brewers") to brew our beer using our proprietary recipes. During 2009, we expect to utilize three to four contract brewers to produce over half of the proprietary beer requirements for our restaurants. The remainder will be produced by our in-house brewery operations. We intend to gradually increase the percentage of beer produced by contract brewers over time, based on demonstrated qualitative and economic advantages of doing so. However, there are risks associated with increasing our dependence on contract brewers. If our contract brewers cease doing business with us, or cannot make a scheduled delivery to us because of a supply chain or production disruption or other issues, or if we cannot otherwise satisfy our internal brewing requirements, we could experience short-term supply shortages in some or all of our restaurants which may result in a loss of revenue. Additionally, if these contract brewers cease doing business with us we could be required to purchase or brew our own beer at higher costs to us until we are able to secure an alternative supply source. If our contract brewers fail to adhere to our proprietary recipe and brewing specifications, the consistency and quality of beer offerings, and thus our reputation, guest patronage, revenues and results of operations, could be adversely affected.

From time to time, we or our contract brewers may also experience shortages of kegs necessary to distribute our draft beer. We distribute our draft beer in kegs that are owned by us as well as leased from third-party vendors. We are also responsible for providing kegs to the contract brewers that produce our proprietary beers.

Other government laws and regulations affecting the operation of our restaurants, particularly those that apply to the acquisition and maintenance of our brewing and retail liquor licenses, could increase our operating costs and restrict our growth.

Our development and construction of additional restaurants must comply with applicable zoning, land use and environmental regulations. More stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors could delay construction of new restaurants and add to their cost in the future. In addition, difficulties or failure in obtaining the required licenses and approvals could delay, or result in our decision to cancel, the opening of new restaurants.

In addition, various federal and state labor laws govern our relationship with our employees and affect our operating costs. These laws include minimum wage requirements, overtime pay, meal and rest breaks, unemployment tax rates, workers' compensation rates, citizenship requirements and other employment taxes. Changes to these aforementioned laws or other employment laws or regulations, could adversely affect our operating results and thus restrict our growth, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence, mandated health benefits, increased tax reporting and tax payment requirements for employees who receive gratuities, a reduction in the number of states that allow tips to be credited toward minimum wage requirements and increased employee litigation, including claims relating to the Fair Labor Standards Act.

In addition, some states in which we operate have adopted immigration employment protection laws. Even if we operate our restaurants in strict compliance with BCIS and state requirements, some of our employees may not meet federal citizenship or residency requirements, which could lead to a disruption in our work force. Various proposals that would require employers to provide health insurance for all of their employees are considered from time to time in Congress and various states and municipalities. The imposition of any requirement that we provide health insurance benefits to employees that are more extensive than the health insurance benefits we currently provide could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general. Our suppliers may also be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

Additionally, some states, counties and cities have enacted menu labeling laws and there is current discussion regarding a national menu labeling law. These laws require us to provide certain nutritional information to our guests. Non-compliance with these laws could result in the imposition of fines or the closure of restaurants. These menu labeling laws could also result in changing consumer preferences which may adversely affect our results of operations and financial position. We may not be able to adequately adapt our menu offerings to keep pace with developments in current consumer preferences related to nutrition, which may adversely impact our sales.

The Americans with Disabilities Act of 1990 prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons. Non-compliance with this law and related laws enacted at the state or local level could result in the imposition of fines or an award of damages to private litigants.

Limitations in our insurance coverage or rising insurance costs could adversely affect our business or financial condition in certain circumstances.

We purchase comprehensive insurance coverage, including workers' compensation, general liability, directors' and officers' liability, employment practices, fire and extended coverage and property insurance with coverage levels that we consider appropriate, based on the advice of our outside insurance and risk management advisors. However, such insurance is subject to limitations, including deductibles, exclusions and maximum liabilities covered. The cost of workers' compensation insurance, general liability insurance and directors and officers' liability insurance fluctuates based on market conditions and availability as well as our historical trends. Moreover, there are certain types of losses that may be uninsurable or not economically insurable. Such hazards may include earthquake, hurricane and flood losses and certain employee practices. If such a loss should occur, we would, to the extent that we were not covered for such loss by insurance, suffer a loss of the capital invested, as well as anticipated profits and cash flow from such damaged or destroyed properties. Punitive damage awards are generally not covered by insurance; thus, any awards of punitive damages as to which we may be liable could adversely affect our ability to continue to conduct our business, to expand our operations or to develop additional restaurants. There is no assurance that any insurance coverage we maintain will be adequate, that we can continue to obtain and maintain such insurance at all or that the premium costs will not rise to an extent that they adversely affect us or our ability to economically obtain or maintain such insurance. We self-insure a substantial portion of our workers' compensation and general liability costs and unfavorable changes in trends could have a negative impact on our profitability. Additionally, health insurance costs in general have risen significantly over the past few years and are expected to continue to increase in 2009. These increases, as well as potential federal and state legislation requirements for employers to provide health insurance to employees, could have a negative impact on our profitability if we are not able to offset the effect of such increases with plan modifications and cost control measures, or by continuing to improve our operating efficiencies.

Labor shortages or increases in labor costs could slow our growth or adversely affect our business.

Our success depends in part on our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers and kitchen managers, necessary to continue our operations and keep pace with our growth. If we are unable to recruit and retain a sufficient number of qualified restaurant managers, our business and our growth could be adversely affected. Competition for qualified restaurant managers and other restaurant employees remain intense and could require us to pay higher wages and benefits, which would result in higher labor costs. In addition, we have a substantial number of hourly employees who are paid the federal or state minimum wage and who rely on tips for a significant portion of their income. Government-mandated increases in minimum wages or decreases in tip credits would increase our labor costs. We may be unable to increase our prices in order to pass these increased labor costs on to our guests, in which case our profitability would be adversely affected.

Litigation could have a material adverse effect on our business.

Our business is subject to the risk of litigation by employees, consumers, suppliers, shareholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. In addition, we are subject to state "dram shop" laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under such "dram shop" statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage, and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, we may be adversely affected by publicity resulting from such claims. We also are subject to claims and disputes from landlords under our leases, which could lead to litigation or a threatened or actual lease termination. Litigation of any nature may be expensive to defend and may divert money and management's attention from our operations and adversely affect our financial condition and results of operations.

The occurrence or threat of extraordinary events, including terrorist attacks, could cause consumer spending to decline, which would adversely affect our sales and results of operations.

The occurrence or threat of extraordinary events, including future terrorist attacks and military and governmental responses and the prospect of future wars, may result in negative changes to economic conditions. Growth of the domestic economy is projected by many economists to continue to slow and recede during 2009 as the recent global financial crisis has broadened and intensified. When economic conditions worsen, casual dining guest traffic in general will likely decrease. We believe that a decrease in consumer discretionary spending could impact the frequency with which our guests choose to dine out or the amount they spend on meals while dining out, thereby adversely affecting our sales and results of operations. Additionally, a decrease in consumer discretionary spending could adversely affect our ability to achieve the benefit of planned menu price increases to help preserve our operating margins.

Natural disasters could unfavorably affect our operations.

The occurrence of natural disasters, such as hurricanes or earthquakes, particularly in California where our centralized operating systems and home office administrative personnel are located, could unfavorably affect our operations and financial performance. Such events could result in physical damage to one or more of our restaurants; the temporary or permanent closure of one or more of our restaurants or home office; the temporary lack of an adequate work force in an affected geographical trade area; the temporary or long-term disruption in the supply of food , beverages, beer and other products to our restaurants; the temporary disruption of electric, water, sewer and waste disposal services necessary for our restaurants to operate; and/or, the temporary reduction in the availability of certain products in our restaurants.

Future changes in financial accounting standards may cause adverse unexpected operating results and affect our reported results of operations.

A change in accounting standards can have a significant effect on our reported results and may affect our reporting of transactions before the change is effective. New pronouncements and varying interpretations of pronouncements have occurred and may occur in the future. Changes to existing accounting rules or the questioning of current accounting practices may adversely affect our reported financial results. Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to, revenue recognition, fair value of investments, impairment of long-lived assets, leases and related economic transactions, self-insurance, income taxes, property and equipment, unclaimed property laws and litigation, and stock-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance.

The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

- actual or anticipated variations in comparable restaurant sales or operating results, whether in our operations or in those of our competitors;
- changes in financial estimates by research analysts;
- actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;
- changes in the consumer spending environment;
- changes in the market valuations of other restaurant companies;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;
- a loss of a key member of management; and,
- changes in the costs or availabilities of key inputs to our operations.

In addition, we cannot assure you that an active trading market for our common stock will continue which could affect our stock price and the liquidity of any investment in our common stock.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which would significantly harm our profitability and reputation.

Failure to establish, maintain and apply adequate internal control over our financial reporting could affect our reported results of operations.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002. These provisions provide for the identification of material weaknesses in internal control over financial reporting, which is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Should we identify a material weakness in internal controls, there can be no assurance that we will be able to remediate any future material weaknesses that may be identified in a timely manner or maintain all of the controls necessary to remain in compliance. Any failure to maintain an effective system of internal controls over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

We are heavily dependent on information technology and any material failure of that technology could impair our ability to efficiently operate our business.

We rely heavily on electronic information systems in all aspects of our operations, including (but not limited to) point-of-sale transaction processing in our restaurants; efficient operation of our restaurant kitchens; management of our inventories and overall supply chain; collection of cash; payment of payroll and other obligations; and various other processes and procedures. Our ability to efficiently manage our business depends significantly on the reliability and capacity of our in-house information systems and those technology services and systems that we contract for from third parties. Our electronic information systems, including our back-up systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, internal or external security breaches, catastrophic events such as fires, earthquakes, tornadoes and hurricanes, and/or errors by our employees. The failure of any of these systems to operate effectively, any problems with their maintenance, any issues with upgrades or transitions to replacement systems, or any breaches in data security could cause material interruptions to our operations. While we have invested and continue to invest in technology security initiatives and disaster recovery plans, these measures cannot fully insulate us from technology disruption that could result in adverse effects on operations and profits. Significant capital investments might be required to remediate any problems, infringements, misappropriations or other third party claims.

We may incur costs resulting from security risks we face in connection with our electronic processing and transmission of confidential customer information.

We accept electronic payment cards from our guests for payment in our restaurants. During 2008, approximately 70% of our sales were attributable to credit/debit card transactions, and credit/debit card usage could continue to increase. A number of restaurant operators and retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen. While we have taken reasonable steps to prevent the occurrence of security breaches in this respect, we may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit or debit card information may be brought by payment card providers, banks and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit) and federal and state regulators. Any such proceedings could distract our management from running our business and cause us to incur significant unplanned losses and expenses. Consumer perception of our brand could also be negatively affected by these events, which could further adversely affect our results and prospects. Additionally, privacy and information security laws and regulations change over time, and compliance with those changes may result in cost increases due to necessary systems changes and the development of new administrative processes.

Our federal, state and local tax returns may, from time to time, be selected for audit by the taxing authorities, which may result in tax assessments or penalties that could have a material adverse impact on our results of operations and financial position.

We are subject to federal, state and local taxes. Significant judgment is required in determining the provision for income taxes. Although we believe our tax estimates are reasonable, if the IRS or other taxing authority disagrees with the positions we have taken on our tax returns, we could have additional tax liability, including interest and penalties. If material, payment of such additional amounts, upon final adjudication of any disputes, could have a material impact on our results of operations and financial position.

An increase in beer excise taxes could adversely affect our financial results.

The federal government and all of the states levy excise taxes on beer and hard cider. For brewers producing no more than 2.0 million barrels of malt beverages per calendar year, the federal excise tax is $7.00 per barrel on the first 60,000 barrels of malt beverages removed for consumption or sale during a calendar year, and $18.00 per barrel for each barrel in excess of 60,000. For brewers producing more than 2.0 million barrels of malt beverages for domestic consumption in a calendar year, the federal excise tax is $18.00 per barrel for all barrels produced. Our contract brewing arrangements generally call for all such excise taxes to be reimbursed by us. Most of our contract brewers produce more than 60,000 barrels of malt beverages annually. However, we believe the increased excise tax is more than offset by other production economies of scale. Our annual internal beer production volumes have not exceeded the 60,000 barrel threshold and are not expected to do so in the future. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. In addition, if federal or state excise taxes are increased, we may need to increase our selling price for beer to maintain our present profit margins, which may or may not be accepted by our restaurants guests.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

RESTAURANT LOCATIONS

As of March 6, 2009, we operated a total of 82 restaurants (consisting of seven BJ's Pizza & Grill restaurants, 64 BJ's Restaurant & Brewhouses and 11 BJ's Restaurant & Breweries, of which 6 are producing our proprietary beer) in 13 states as follows:

	BJ's Pizza & Grill	BJ's Restaurant & Brewhouse	BJ's Restaurant & Brewery	Total
Arizona	—	4	1	5
California	6	32	6	44
Colorado	—	2	1	3
Florida	—	4	—	4
Indiana	—	1	—	1
Kentucky	—	1	—	1
Louisiana	—	1	—	1
Nevada	—	1	1	2
Ohio	—	2	—	2
Oklahoma	—	2	—	2
Oregon	1	—	1	2
Texas	—	12	1	13
Washington	—	2	—	2
	7	64	11	82

The average square footage is as follows:

	BJ's Pizza & Grill	BJ's Restaurant & Brewhouse	BJ's Restaurant & Brewery
Arizona	—	8,025	8,800
California	2,757	8,298	10,788
Colorado	—	8,150	5,500
Florida	—	8,500	—
Indiana	—	8,500	—
Kentucky	—	9,000	—
Louisiana	—	9,000	—
Nevada	—	8,110	13,300
Ohio	—	8,750	—
Oklahoma	—	8,500	—
Oregon	4,350	—	7,930
Texas	—	8,093	10,710
Washington	—	9,500	—
Total Weighted Average	2,984	8,330	10,088

As of March 6, 2009, 78 of our 82 existing restaurants are located on leased properties. We own the underlying land for four of our existing restaurants. There can be no assurance that we will be able to renew expiring leases after the expiration of all remaining renewal options. Most of our restaurant leases provide for contingent rent based on a percentage of restaurant sales (to the extent this amount exceeds a minimum base rental) and payment of certain occupancy-related expenses. We own substantially all of the equipment, furnishings and trade fixtures in our restaurants. Our home office is located in leased premises in Huntington Beach, California. The office lease expires in 2012.

ITEM 3. LEGAL PROCEEDINGS

We are subject to a number of private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. These claims typically involve claims from guests, employees and others related to operational issues common to the foodservice industry. A number of these claims may exist at any given time. We believe that most of our guest claims will be covered by our general liability insurance, subject to certain deductibles and coverage limits. Punitive damages awards and employee unfair practice claims, however, are not covered by our general liability insurance. To date, we have not paid punitive damages with respect to any claims, but there can be no assurance that punitive damages will not be awarded with respect to any future claims, employee unfair practice claims or any other actions. We could be affected by adverse publicity resulting from allegations in lawsuits, claims and proceedings, regardless of whether these allegations are valid or whether we are ultimately determined to be liable. We currently believe that the final disposition of these types of lawsuits, proceedings and claims will not have a material adverse effect on our financial position, results of operations or liquidity. It is possible, however, that our future results of operations for a particular quarter or fiscal year could be impacted by changes in circumstances relating to lawsuits, proceedings or claims.

The following paragraphs describe certain legal actions recently settled or pending:

Labor Related Matters

On February 5, 2004, a former employee of ours, on behalf of herself, and allegedly other employees, filed a class action complaint in Los Angeles County, California Superior Court, Case Number BC310146, and on March 16, 2004, filed an amended complaint, alleging causes of action for: (1) failure to pay reporting time minimum pay; (2) failure to allow meal breaks; (3) failure to allow rest breaks; (4) waiting time penalties; (5) civil penalties; (6) reimbursement for fraud and deceit; (7) punitive damages for fraud and deceit; and,

(8) disgorgement of illicit profits. On June 28, 2004, the plaintiff stipulated to dismiss her second, third, fourth and fifth causes of action. During September 2004, the plaintiff stipulated to binding arbitration of the action. On March 2, 2008, and on March 19, 2008, one of Plaintiff's attorneys filed a notice with the California Labor and Workforce Development Agency, alleging failure to keep adequate pay records and to pay Plaintiff minimum wage. To our knowledge, the Agency has not responded to either of these notices. The parties met for mediation on a non-binding basis. In November 2008, the parties agreed to settle this matter subject to approval from the arbitrator and/or the court. The terms of this proposed settlement are not considered by us to be material to our consolidated financial position.

On February 16, 2006, a former employee filed a lawsuit in Orange County, California, Superior Court, Case Number 06CC00030, on behalf of herself and allegedly other employees, for alleged failure to provide rest periods and meal periods and violation of California Business and Professions Code Section 17200. We have answered the complaint, denying the allegations and raising various additional defenses. The parties met for mediation on a non-binding basis. In May 2008, the parties agreed to settle this matter subject to final approval from the court. The terms of this proposed settlement are not considered by us to be material to our consolidated financial position.

Other Matters

On June 12, 2008, we filed an arbitration claim with the Financial Industry Regulatory Authority (FINRA) against Citigroup Global Investments, Inc. ("Citigroup") asserting claims for breach of contract, breach of the implied covenant of good faith and fair dealing, fraud, breach of fiduciary duty, a failure to act to the highest standards of good faith and commercial honor, violations of Federal and California securities laws, failure to properly train financial advisers, violation of settlement agreements with regulatory authorities, conspiracy, and violation of its duty to us concerning selection of proper securities arising out of our auction rate securities investments. Citigroup has denied the allegations. The three arbitrators have been selected. The first day for the arbitration hearing has been set for September 29, 2009. The arbitration hearing will be held in Los Angeles, California.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock (symbol BJRI) trades on the NASDAQ Global Select Market. All stock prices are closing prices per the NASDAQ Global Select Market. On March 6, 2009, the closing price of our Common Stock was $10.66 per share. The table below shows our high and low common stock closing sales prices as reported by the NASDAQ Global Selėct Market.

	Common Stock	
	High	**Low**
Fiscal year ended December 30, 2008		
First Quarter	$17.26	$11.86
Second Quarter	$15.86	$ 9.70
Third Quarter	$13.89	$ 8.48
Fourth Quarter	$12.52	$ 6.79
Fiscal year ended January 1, 2008		
First Quarter	$21.88	$19.41
Second Quarter	$21.41	$18.45
Third Quarter	$23.81	$19.63
Fourth Quarter	$20.79	$16.26

As of March 6, 2009 we had approximately 113 shareholders of record and we estimate that there were approximately 6,000 beneficial shareholders.

Stock Performance Graph

The following chart compares the 5-year cumulative total stock performance of our common stock, the S&P 500 Index and a peer group consisting of: Brinker International, Inc., Buffalo Wild Wings, Inc., California Pizza Kitchen, Inc., The Cheesecake Factory Incorporated, Darden Restaurants, Inc., Famous Dave's of America, Inc., Kona Grill, Inc., O'Charley's, Inc., PF Chang's China Bistro, Red Robin Gourmet Burgers, Inc., Ruby Tuesday, Inc. (GA), and Texas Roadhouse, Inc. (Class A). These peer group companies all compete in the "casual dining" segment of the restaurant industry. The graph assumes that $100 was invested at inception in our common stock and in each of the indices that all dividends were reinvested. The measurement points utilized in the graph consist of the last trading day in each calendar year, which closely approximates the last day of the respective fiscal year of the Company. The historical stock performance presented below is not intended to and may not be indicative of future stock performance.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG BJ'S RESTAURANTS INC.,
S&P 500 INDEX AND PEER GROUP INDEX



DOLLARS
200
175
150
125
100
75
50
25
0
2003
2004
2005
2006
2007
2008
BJ'S RESTAURANTS
PEER GROUP INDEX
S&P 500 INDEX

Stock-Based Compensation Plan Information

We have two stock-based compensation plans—the 2005 Equity Incentive Plan and the 1996 Stock Option Plan—under which we may issue shares of our common stock to employees, officers, directors and consultants. Upon effectiveness of the 2005 Equity Incentive Plan, the 1996 Stock Option Plan was closed for purposes of new grants and the remaining available shares for grant, including those shares related to option awards forfeited or terminated without exercise under the 1996 Stock Option Plan accrue to the 2005 Equity Incentive Plan. Both of these plans have been approved by our shareholders. Under the 2005 Equity Incentive Plan, we have granted incentive stock options, non-qualified stock options and restricted stock units. The following table provides information about the shares of our common stock that may be issued upon exercise of awards under these two plans as of December 30, 2008 (share numbers in thousands).

Plan Category	Number of securities to be issued upon exercise of outstanding stock options and restricted stock units	Weighted average exercise price of outstanding stock options and restricted stock units	Number of securities remaining available for future issuance under stock-based compensation plans
Stock-based compensation plans approved by shareholders	2,499	$15.82	1,711
Stock-based compensation plans not approved by shareholders	—	$ —	—

Dividend Policy and Stock Repurchases

We have not paid any dividends since our inception and have currently not allocated any funds for the payment of dividends. Rather, it is our current policy to retain earnings, if any, for expansion of our operations, remodeling of existing restaurants and other general corporate purposes. We have no plans to pay any cash dividends in the foreseeable future. Should we decide to pay dividends in the future, such payments would be at the discretion of the Board of Directors. We did not have any stock repurchases in fiscal 2008.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial and operating data for each of the five fiscal years in the period ended December 30, 2008 are derived from our audited consolidated financial statements. This selected consolidated financial and operating data should be read in conjunction with the consolidated financial statements and accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this report.

Beginning in 2005, to conform to more prevalent casual dining practices, we reclassified certain non-food related items from cost of sales to operating and occupancy expenses and manager-in-training salaries from restaurant labor to general and administrative expenses. In 2005, these reclassifications were made to the prior years' financial statements to conform to our current reporting standards. As such, we reclassified $1.6 million from cost of sales to operating and occupancy expenses for 2004. We also reclassified $555,000 from labor and benefits to general and administrative expenses for 2004. These reclassifications had no effect on operating income, net income or earnings per share.

	Fiscal Year (2)				
	2008	2007	2006	2005	2004
	(in thousands, except per share data)				
Consolidated Statements of Income Data:					
Revenues	$374,076	$316,095	$238,928	$178,210	$129,049
Costs and expenses:					
Cost of sales	94,412	80,374	61,420	45,458	32,193
Labor and benefits	131,328	111,031	83,292	63,867	45,775
Occupancy and operating	80,212	61,906	46,198	33,987	25,242
General and administrative	27,264	26,008	19,832	13,290	11,365
Depreciation and amortization	19,184	14,421	9,983	6,984	5,249
Restaurant opening	7,384	6,940	5,253	3,520	2,918
Loss on disposal of assets	855	2,004	—	—	—
Natural disaster and related	446	—	—	—	—
Legal settlements and terminations	2,086	—	—	—	—
Gain on sale of Pietro's restaurants	—	—	—	—	(1,658)
Total costs and expenses	363,171	302,684	225,978	167,106	121,084
Income from operations	10,905	13,411	12,950	11,104	7,965
Other income (expense):					
Interest income (expense), net	1,764	3,306	1,690	1,119	421
Other income (expense), net	376	482	39	149	165
Total other income (expense)	2,140	3,788	1,729	1,268	586
Income before taxes	13,045	17,199	14,679	12,372	8,551
Income tax expense (1)	2,737	5,494	4,834	4,021	2,286
Net income	$ 10,308	$ 11,705	$ 9,845	$ 8,351	$ 6,265
Net income per share:					
Basic	$ 0.39	$ 0.45	$ 0.42	$ 0.38	$ 0.32
Diluted	$ 0.39	$ 0.44	$ 0.41	$ 0.36	$ 0.30
Weighted average shares outstanding:					
Basic	26,484	26,187	23,287	22,134	19,498
Diluted	26,749	26,880	24,131	23,381	20,570
Consolidated balance sheets data (end of period):					
Cash and cash equivalents	$ 8,852	$ 11,617	$ 51,758	$ 8,144	$ 3,766
Investments (3)	$ 30,617	$ 41,100	$ 32,895	$ 41,703	$ 15,775
Total assets	$335,209	$285,299	$249,849	$163,958	$100,866
Total long-term debt (including current portion)	$ 9,500	$ —	$ —	$ —	$ —
Shareholders' equity	$232,277	$220,523	$202,862	$129,899	$ 78,780

(1) Fiscal 2004 includes a $298,000 benefit for the elimination of the net deferred tax asset valuation allowances.

(2) Fiscal 2005 consists of 52 weeks and two days, fiscal 2004 consists of 53 weeks and all other fiscal years consist of 52 weeks.

(3) Prior to fiscal 2008, auction rate securities investments held by the Company were classified as held-to-maturity, included in current assets and reported at amortized cost. Due to significant disruptions in the market for auction rate securities during 2008, these investment were reclassified as available-for-sale, included in non-current assets and recorded at their estimated fair value as of the end of fiscal 2008.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

As of March 6, 2009, we owned and operated 82 restaurants located in California, Texas, Arizona, Colorado, Oregon, Nevada, Florida, Ohio, Oklahoma, Kentucky, Indiana, Louisiana and Washington. In addition, we have one licensed restaurant in Lahaina, Maui. Each of our restaurants is operated either as a BJ's Restaurant & Brewery, a BJ's Restaurant & Brewhouse, or a BJ's Pizza & Grill restaurant. Our menu features our award-winning, signature deep-dish pizza, our own handcrafted beers as well as a wide selection of appetizers, entrees, pastas, sandwiches, specialty salads and desserts.

The first BJ's restaurant was opened in Orange County, California in 1978 as a small full-service restaurant focusing on Chicago style deep-dish pizza. The Company acquired the original BJ's restaurants in 1995 from their original owners. Our initial public offering of common stock occurred in 1996. In 1996, the Company opened its first large-format restaurant and brewery in Brea, California and began to expand the menu to include appetizers, entrees, pastas, sandwiches, specialty salads and desserts.

As of March 6, 2009, of the 82 restaurants we operated, 11 were BJ's Restaurant & Brewery restaurants (of which six were manufacturing beer for some of our restaurants), 64 were BJ's Restaurant & Brewhouse restaurants (which are similar to our brewery restaurants except that they do not manufacture beer), and seven were BJ's Pizza & Grill restaurants (which are primarily our original, smaller format "legacy" restaurants). Our future restaurant growth will focus principally on our BJ's Restaurant & Brewhouse format; however, we may continue to build additional BJ's Restaurant & Brewery locations in certain areas where we believe it may be more appropriate to brew our own beer. We also have contract brewing arrangements in which we utilize the excess capacity of other highly qualified craft brewers to produce our handcrafted beers under our proprietary recipes and our indirect supervision. We currently believe that, over the long run, it will become more beneficial to increase our contract brewing due to the economies of scale that can be obtained from brewing beer in large quantities while also avoiding potential liquor licensing complications in some states where we desire to operate restaurants. As such, we expect to gradually increase our contract brewing relationships over the next several years. As a result of this expected increase in contract brewing, we intend to rebalance our internal beer production activities on an ongoing basis. In addition, we may decide to decommission some additional internally-operated breweries, which may result in additional disposals of related assets in the future.

In 1996, we purchased 19 additional restaurants in Oregon and Washington from Pietro's Corp ("Pietro's") to expand our presence in the Northwest. The Pietro's restaurants primarily served thin-crust pizza in a very casual counter-service environment. Over the following eight years we closed 13 of the Pietro's restaurants and converted three restaurants to BJ's locations. On March 15, 2004, we sold the remaining three Pietro's restaurants to employees of those restaurants.

We intend to continue developing BJ's restaurants in high profile locations within densely populated areas in both existing and new markets. Since most of our established restaurants currently operate close to full capacity during the peak demand periods of lunch and dinner, and given our relatively high average sales per productive square foot, we generally do not expect to achieve increases in comparable sales other than our effective menu price increases for our mature restaurants. For the first time since our IPO in 1996, our comparable restaurant sales decreased slightly during fiscal 2008. This was principally due to the slowing national economy which we do not expect to improve during fiscal 2009. For the upcoming year, we expect substantially all of our year-over-year revenue growth to be derived from new restaurant openings and the carryover impact of partial-year openings during 2008.

Newly opened restaurants typically experience normal inefficiencies in the form of higher cost of sales, labor and direct operating and occupancy costs for several months after their opening in both percentage and dollar terms when compared with our more mature, established restaurants. Accordingly, the number and timing of newly opened restaurants has had, and is expected to continue to have, an impact on restaurant opening expenses, cost of sales, labor and occupancy and operating expenses. Additionally, initial restaurant openings in new markets may experience even greater inefficiencies for a period of time due to lower initial sales volumes, which results from initially low consumer awareness levels, and a lack of supply chain and other operating cost leverage until additional restaurants can be opened in the markets.

Our revenues are comprised of food and beverage sales at our restaurants. Revenues from restaurant sales are recognized when payment is tendered at the point-of-sale. Revenues from our gift cards are recognized upon redemption in our restaurants. Effective June 2007, we began recognizing gift card breakage as other income on our Consolidated Statements of Income. Gift card breakage is recorded when the likelihood of the redemption of the gift cards becomes remote, which is typically 24 months after original gift card issuance.

Cost of sales is comprised of food and beverage supplies. The components of cost of sales are variable and typically fluctuate with sales volumes. Labor costs include direct hourly and management wages, bonuses and payroll taxes and fringe benefits for restaurant employees.

Occupancy and operating expenses include restaurant supplies, credit card fees, marketing costs, fixed rent, percentage rent, common area maintenance charges, utilities, real estate taxes, repairs and maintenance and other related restaurant costs. Occupancy and operating expenses generally increase with sales volume but decline as a percentage of restaurant sales.

General and administrative costs include all corporate, field supervision and administrative functions that support existing operations and provide infrastructure to facilitate our future growth. Components of this category include corporate management, field supervision and corporate hourly staff salaries and related employee benefits (including stock-based compensation expense), travel and relocation costs, information systems, the cost to recruit and train new restaurant management employees, corporate rent and professional and consulting fees.

Depreciation and amortization principally include depreciation on capital expenditures for restaurants. Restaurant opening expenses, which are expensed as incurred, consist of the costs of hiring and training the initial hourly work force for each new restaurant, travel, the cost of food and supplies used in training, grand opening promotional costs, the cost of the initial stocking of operating supplies and other direct costs related to the opening of a restaurant, including rent during the construction and in-restaurant training period.

The Company currently has one smaller, legacy BJ's Pizza & Grill location that is operating on a month-to-month lease. Additionally, the Company has a lease for one of its larger-format BJ's Restaurant and Brewhouse locations that will expire during the next 12 months. The Company believes that the expiring lease can be renewed on satisfactory terms and is currently communicating with the respective landlord to determine the specific terms of the renewal. However, there is no guarantee that the Company and landlord can mutually agree to a new lease that is satisfactory to both parties.

In calculating comparable company-owned restaurant sales, we include a restaurant in the comparable base once it has been open for 18 months.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, our Consolidated Statements of Income expressed as percentages of total revenues.

	Fiscal Year				
	2008	2007	2006	2005	2004
Consolidated Statements of Income Data:					
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:					
Cost of sales	25.2	25.4	25.7	25.5	24.9
Labor and benefits	35.1	35.1	34.9	35.8	35.5
Occupancy and operating	21.4	19.6	19.3	19.1	19.6
General and administrative	7.3	8.2	8.3	7.5	8.8
Depreciation and amortization	5.1	4.6	4.2	3.9	4.1
Restaurant opening	2.0	2.2	2.2	2.0	2.3
Loss on disposal of assets	0.2	0.6	—	—	—
Natural disaster and related	0.1	—	—	—	—
Legal settlements and terminations	0.6	—	—	—	—
Gain on sale of Pietro's restaurants	—	—	—	—	(1.3)
Total costs and expenses	97.0	95.7	94.6	93.8	93.9
Income from operations	3.0	4.3	5.4	6.2	6.1
Other income (expense):					
Interest income (expense), net	0.5	1.0	0.7	0.6	0.3
Other income (expense), net	0.1	0.2	0.0	0.1	0.1
Total other income (expense)	0.6	1.2	0.7	0.7	0.4
Income before taxes	3.6	5.5	6.1	6.9	6.5
Income tax expense	0.7	1.7	2.0	2.3	1.8
Net income	2.9%	3.8%	4.1%	4.6%	4.7%

FISCAL YEAR 2008 (52 WEEKS) COMPARED TO FISCAL YEAR 2007 (52 WEEKS)

Revenues. Total revenues increased by $58.0 million, or 18.3%, to $374.1 million during the 52 weeks ended December 30, 2008 from $316.1 million during the comparable 52 week period of 2007. The increase in revenues consisted of an increase of approximately $58.7 million in restaurant sales from new restaurants not in our comparable sales base for the prior year, partially offset by an approximate $0.7 million or 0.3%, decrease from comparable restaurant sales. The decrease in comparable restaurant sales resulted from decreased guest traffic offset by an effective menu price increase of approximately 4.9%. In particular, lower levels of guest traffic were experienced by our comparable restaurants located in the Inland Empire and Sacramento areas of California and in the Phoenix, Arizona market, which together contain approximately 20% of our total comparable restaurants for the year. These areas have been, and continue to be, significantly impacted by the slowing national economy, the "credit crunch" and the resulting pressures in general on consumer spending and confidence. The slowing domestic economy and the accompanying pressures of lower housing, investment and savings account values, reduced credit availability, and higher food and fuel costs on the consumer have negatively impacted overall consumer traffic for casual dining during fiscal 2008. While food and energy costs have somewhat abated recently, we continue to expect the overall domestic economy to continue to contract, and that rising unemployment will continue to put pressure on consumer spending in casual dining restaurants during fiscal 2009. Accordingly, we do not expect guest traffic in our comparable restaurants to increase during the upcoming year; in fact, it may continue to decline if the economy further weakens.

Our restaurants, like most in casual dining, continue to be impacted by inflationary costs including pressures in certain commodities, labor and other operating expenses. If these inflationary pressures continue, it may be necessary to consider additional menu price increases to help protect our restaurant operating margins during fiscal 2009. However, if our guests do not accept our price increases, either by reducing their visits to our restaurants or by changing their purchasing patterns at our restaurants, the expected benefit of the menu price increase could be negated and our operating margins could be impacted. Additionally, to help protect guest traffic and to respond to the actions of our competitors, we may consider selective menu offerings at reduced price points, in certain markets from time to time, which could have the effect of further reducing the benefit of any menu price increases.

All potential menu price increases must be carefully considered in light of their ultimate acceptability by our restaurant guests. Additionally, other factors outside of our control, such as inclement weather, shifts in the holiday calendar, competitive restaurant intrusions into our trade areas, general economic and competitive conditions and other factors, as described in the "Risk Factors" section in Part I, Item 1A of this Annual Report on Form 10-K for the year ended December 30, 2008, can impact comparable sales comparisons. Accordingly, there can be no assurance that increases in comparable sales will be achieved as a result of increased menu prices or other factors.

Cost of Sales. Cost of sales increased by $14.0 million, or 17.5%, to $94.4 million during the 52 weeks ended January 1, 2008 from $80.4 million during the comparable 52 week period of 2007. As a percentage of revenues, cost of sales decreased to 25.2% for the current 52 week period from 25.4% for the prior year comparable 52 week period. This decrease is primarily due to increased revenues from our estimated effective menu price increases and reduced food waste (largely resulting from our recently-implemented theoretical food cost system), partially offset by increased commodity costs, including meat, cheese, produce, soups/sauces/dressings and grocery costs.

We do anticipate that cost of sales in our new restaurants will typically be higher during the first several months of operations versus our mature restaurants, as our restaurant management teams become accustomed to optimally predicting, managing and servicing the sales volumes at our new restaurants. Accordingly, a comparatively large number of new restaurant openings in any single quarter may significantly impact total cost of sales comparisons for our entire business. Additionally, restaurants opened in new markets may initially experience higher commodity costs than our established restaurants, where we have greater market penetration that generally results in purchasing and distribution economies of scale.

We provide our customers a large variety of menu items and therefore we are not overly dependent on a single group of commodities. We believe the overall cost environment for food commodities in general will remain under significant pressure during 2009, primarily due to domestic and worldwide agricultural, supply/demand and other macroeconomic factors that are outside of our control. Based on information available to us as of March 6, 2009, our preliminary expectation is that the overall cost of our "basket" of food commodities is likely to increase in the 3% range during 2009. This expectation is based on our belief as to current and expected market conditions and is subject to significant risks and uncertainties, including the continuing volatility in the domestic and worldwide food and energy commodity markets. See "Business—Supply Chain Management" in Part I, Item 1 of this Annual Report on Form 10-K. We continue to work with our suppliers to attempt to control food costs. However, there can be no assurance that future supplies and costs for commodities used in our restaurants will not fluctuate due to weather and other market conditions outside of our control.

The cost to produce and distribute our proprietary beer is also included in our cost of sales. After several months of operational due diligence, in April 2008, we retained one of the larger commercial brewers of quality craft beer in the United States to begin producing two of our higher-volume proprietary craft beers. We are in the process of engaging additional large-scale contract brewers and expect to utilize three to four during 2009. We currently estimate that as much as 55% of our total requirement for proprietary beer (approximately 30,500 barrels) will be provided by contract brewers during fiscal 2009. Our longer-term objective is to have large contract brewers produce substantially all of our larger-volume beers. We currently expect to continue to create and brew our smaller-volume seasonal and specialty beers. We believe the larger-scale contract brewers have greater economies of scale, stronger quality control systems and more effective, leverageable supply chain relationships than we have as a relatively small restaurant company. As a result, over the next several years, we expect that the production cost of our larger volume proprietary beers can be gradually reduced, while simultaneously providing an improvement in the overall consistency of our beer. However, freight costs from our contract brewing locations will likely absorb a large portion of those production cost savings for a period of time until we can further increase the number of restaurants we operate and therefore obtain increased leverage with our transportation vendors.

Labor and Benefits. Labor and benefit costs for our restaurants increased by $20.3 million, or 18.3%, to $131.3 million during the 52 weeks ended December 30, 2008 from $111.0 million during the comparable 52 week period of 2007. This increase was primarily due to the opening of 15 new restaurants since the 52 weeks ended January 1, 2008. As a percentage of revenues, labor and benefit costs remained comparable at 35.1% for the current 52 week period as compared to the same 52 week period of 2007. Included in labor and benefits for the 52 weeks ended December 30, 2008 and January 1, 2008 is approximately $806,000 and $683,000, or 0.2% and 0.2% of revenues, of stock-based compensation expense related to restricted stock units granted in accordance with our Gold Standard Stock Ownership Program, respectively.

The California minimum wage increased $0.50 to $8.00 per hour effective January 1, 2008. Nevada and Kentucky's minimum wages increased $0.52 and $0.70, respectively, on July, 1, 2008. Oklahoma, Texas, Indiana and Louisiana's minimum wages increased $0.70 on July 24, 2008 and is scheduled to increase again on July 24, 2009. Additionally, the federal minimum wage increased $0.70 to $6.55 per hour effective July 24, 2008 and is scheduled to increase again in July 2009. In the past, we have been able to react to changes in our key operating costs, including minimum wage increases, by gradually increasing our menu prices and improving our productivity in our restaurants. However, we cannot guarantee that all or any future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our restaurant guests without any resulting changes in their visit frequencies or purchasing patterns.

For new restaurants, labor expenses will typically be higher than normal during the first several months of operations until our restaurant management team at each new restaurant becomes more accustomed to optimally predicting, managing and servicing the sales volumes expected at our new restaurants. Accordingly, a comparatively large number of new restaurant openings in any single quarter may significantly impact labor cost comparisons for the entire Company.

Beginning in fiscal 2007, we implemented a performance-based equity incentive plan, the BJ's Gold Standard Stock Ownership Program (the "GSSOP"), for our restaurant general managers, executive kitchen managers and field supervision personnel. The new equity incentive plan consists of awards of restricted stock units that require five-year service and performance commitments, among other factors. The non-cash pre-tax compensation expense associated with these awards was approximately $1.1 million for fiscal 2008, of which $831,000 was related to restaurant general managers and executive kitchen managers and included in Labor and Benefits for accounting purposes. This expense will increase during fiscal 2009 as we continue to open new restaurants and thereby increase the number of participants in the GSSOP.

Occupancy and Operating. Occupancy and operating expenses increased by $18.3 million, or 29.6%, to $80.2 million during the 52 weeks ended December 30, 2008 from $61.9 million during the comparable 52 week period of 2007. The increase reflects additional operating and occupancy expenses related to the 15 new restaurants we opened since the 52 weeks ended January 1, 2008. As a percentage of revenues, occupancy and operating expenses increased to 21.4% for the 52 week period from 19.6% for the prior year comparable 52 week period. This percentage increase is principally a result of absolute dollar increases for upgraded china, silverware, glassware and linen napkins in our restaurants; increased marketing costs as we increased the use of electronic and print media to support our new menu items, guest services and lunch specials; and, increased utility costs, coupled with de-leveraging of the fixed component of these expenses as a result of the 0.3% decrease in comparable restaurant sales during fiscal 2008.

General and Administrative. General and administrative expenses increased by $1.3 million, or 4.8%, to $27.3 million during the 52 weeks ended December 30, 2008 from $26.0 million during the comparable 52 week period of 2007. Included in general and administrative costs for the 52 weeks ended December 30, 2008 and January 1, 2008 is $2.5 million and $2.2 million, respectively, of stock-based compensation expense related to the adoption of FASB Statement No. 123(R), *Share-Based Payment* ("Statement No. 123 (R)"). This increase is primarily due to planned investments in field supervision and corporate infrastructure to support our growth, higher travel and lodging costs related to our new restaurants in new states and higher restaurant management recruiting and training costs offset by lower incentive compensation based on fiscal 2008 financial results. As a percentage of revenues, general and administrative expenses decreased to 7.3% for the 52 week period ended December 30, 2008 from 8.2% for the prior year comparable 52 week period. This decrease is primarily due to leverage of the fixed component of these expenses over a higher revenue base, coupled with lower performance incentive expenses compared to the prior year.

Depreciation and Amortization. Depreciation and amortization increased by $4.8 million, or 33.0%, to $19.2 million during the 52 weeks ended December 30, 2008 from $14.4 million during the comparable 52 week period of 2007. As a percentage of revenues, depreciation and amortization increased to 5.1% for the 52 week period from 4.6% for the prior year comparable 52 week period. This increase is primarily a result of the increased construction costs to build new restaurants as compared to our original base of restaurants coupled with the de-leveraging of the fixed component of these expenses as a result of the 0.3% decrease in comparable restaurant sales during fiscal 2008.

Restaurant Opening. Restaurant opening expenses increased by approximately $443,000, or 6.4%, to $7.4 million during the 52 weeks ended December 30, 2008 from $6.9 million during the comparable 52 week period of 2007. This increase is primarily due to opening costs related to 15 restaurant openings during the 52 weeks ended December 30, 2008, compared to 13 restaurant openings for the 52 weeks ended January 1, 2008, coupled with higher travel and lodging costs related to openings in our new states. Our opening costs will fluctuate from period to period, depending upon, but not limited to, the number of restaurant openings, the size and concept of the restaurants being opened, the location of the restaurants and the complexity of the staff hiring and training process. See "Business—Restaurant Opening Expenses" in Part I, Item 1 of this Annual Report on Form 10-K.

Loss on Disposal of Assets. Loss on disposal of assets decreased by $1.1 million or 57.4%, to $0.9 million during the 52 weeks ended December 30, 2008 from $2.0 million during the comparable 52 week period of 2007. In 2007, we upgraded all of our china, silverware, and glassware and decommissioned four of our older, smaller and inefficient "legacy" breweries in addition to normal disposal costs associated with our ongoing remodel and upgrade initiatives. In the current year, we incurred normal disposal costs associated with the ordinary course of business, along with asset disposals related to selected restaurant remodeling activities.

Natural Disaster and Related. Natural disaster and related costs of $446,000, for the 52 weeks ended December 30, 2008, relates to property and facility damages from hurricanes Gustav and Ike in excess of our related insurance coverage.

Legal Settlements and Terminations. Legal settlements and terminations of $2.1 million, for the 52 weeks ended December 30, 2008, principally relate to accrued compensation and related benefits resulting from the December 2008 departure of the Company's two co-founders and estimated costs to settle two California employment practice lawsuits that have been outstanding since 2004 and 2005.

Interest Income, Net. Net interest income decreased by $1.5 million, or 46.7%, to $1.8 million during the 52 weeks ended December 30, 2008 from $3.3 million during the comparable 52 week period of 2007. This decrease is primarily due to lower investment balances, coupled with lower interest rates, compared to the same period last year.

Other Income, Net. Net other income decreased by $106,000, or 21.9% to $376,000 during the 52 weeks ended December 30, 2008 from $482,000 during the comparable 52 week period of 2007. In the second quarter of 2007, we began recognizing gift card breakage income resulting in a one time cumulative pick up in gift card breakage income at adoption. Our gift card breakage income is based on an analysis of our gift card program since its inception in which we determined that 24 months after issuance date the likelihood of gift card redemption is remote.

Income Tax Expense. Our effective income tax rate for the 52 weeks ended December 30, 2008 was 21.0% compared to 31.9% for the comparable 52 week period of 2007. The effective income tax rate for the 52 weeks ended December 30, 2008 differs from the statutory income tax rate primarily due to FICA tip credits, the non-deductibility of incentive stock options and tax free interest on our investments. We currently estimate our effective tax rate to be approximately 27.0% to 29.0% for fiscal 2009. However, the actual effective tax rate for fiscal 2009 may be different than our current estimate due to actual revenues, pre-tax income, tax credits achieved during the year and tax deductibility of our interest on our investments.

FISCAL YEAR 2007 (52 WEEKS) COMPARED TO FISCAL YEAR 2006 (52 WEEKS)

Revenues. Total revenues increased by $77.2 million, or 32.3%, to $316.1 million during the 52 weeks ended January 1, 2008 from $238.9 million during the comparable 52 week period of 2006. The $77.2 million increase in revenues consisted of an increase of approximately $64.4 million in restaurant sales from new restaurants not in our comparable sales base for the prior period, and an increase of approximately $12.8 million or 6.2%, from comparable restaurant sales. The increase in comparable restaurant sales resulted in part from an effective menu price increase of approximately 4.0% with the remaining increase due to increased guest counts and menu mix shifts. During 2007, our menu prices were increased at a slightly higher rate than in past years primarily to offset the impact of certain increased commodity costs, increased statutory minimum wages and the cost of certain quality enhancements introduced to our restaurants, including (but not limited to) a more intensive, ongoing repair and maintenance program and upgraded china, silverware, glassware and linen napkins. Our 2007 revenues and, in particular, our comparable sales benefited from these menu price increases.

Cost of Sales. Cost of sales increased by $19.0 million, or 30.9%, to $80.4 million during the 52 weeks ended January 1, 2008 from $61.4 million during the comparable 52 week period of 2006. As a percentage of revenues, cost of sales decreased to 25.4% for the current 52 week period from 25.7% for the prior year comparable 52 week period. This decrease is a result of higher menu prices and improved efficiencies at our Reno brewery, partially offset by increased produce costs related to record cold weather in California in early 2007 and increased cheese and dairy related costs.

Labor and Benefits. Labor and benefit costs for our restaurants increased by $27.7 million, or 33.3%, to $111.0 million during the 52 weeks ended January 1, 2008 from $83.3 million during the comparable 52 week period of 2006. This increase was primarily due to the opening of 13 new restaurants since the 52 weeks ended January 2, 2007. As a percentage of revenues, labor and benefit costs increased to 35.1% for the current 52 week period from 34.9% for the prior year comparable 52 week period. This percentage increase is primarily due to minimum wage increases in California and certain other states, coupled with an increase in stock-based compensation expense of approximately $683,000, or approximately 0.2% of revenues related to restricted stock units granted in accordance with our Gold Standard Stock Ownership Program as of the beginning of fiscal 2007, partially offset by the leverage of the fixed nature of our workers compensation and payroll benefit plans resulting from our 6.2% comparable restaurant sales.

Beginning in fiscal 2007, we implemented the GSSOP for our restaurant general managers, executive kitchen managers and field supervision personnel. The GSSOP consists of awards of restricted stock units that require five-year service and performance commitments, among other factors. The non-cash pre-tax compensation expense associated with these awards was approximately $849,000 for fiscal 2007.

Occupancy and Operating. Occupancy and operating expenses increased by $15.7 million, or 34.0%, to $61.9 million during the 52 weeks ended January 1, 2008 from $46.2 million during the comparable 52 week period of

2006. The increase reflects additional operating and occupancy expenses related to the 13 new restaurants we opened since the 52 weeks ended January 2, 2007. As a percentage of revenues, occupancy and operating expenses increased to 19.6% for the 52 week period from 19.3% for the prior year comparable 52 week period. This increase is primarily due to increased costs related to our upgraded china, silverware, glassware and linen napkins, gross receipts tax, license fees and increased merchant credit card fees passed through to us by our transaction processor partially offset by increased leverage of the fixed component of these expenses from higher revenues.

General and Administrative. General and administrative expenses increased by $6.2 million, or 31.1%, to $26.0 million during the 52 weeks ended January 1, 2008 from $19.8 million during the comparable 52 week period of 2006. Included in general and administrative costs for the 52 weeks ended January 1, 2008 and January 2, 2007 is $2.2 million and $1.6 million, respectively, of stock-based compensation expense related to the adoption of FASB Statement No. 123(R). This increase is primarily due to planned investments in field supervision and corporate infrastructure to support our growth, higher travel and lodging costs related to our new restaurants in new states and higher restaurant management recruiting and training costs. As a percentage of revenues, general and administrative expenses decreased slightly to 8.2% for the 52 week period ended January 1, 2008 from 8.3% for the prior year comparable 52 week period. This decrease is primarily due to leverage of the fixed component of theses expenses over a higher revenue base.

Beginning in fiscal 2007, we relocated our corporate office to a larger leased facility to support our future growth. In connection with this relocation, we incurred approximately $415,000 of additional rent expense in fiscal 2007.

Depreciation and Amortization. Depreciation and amortization increased by $4.4 million, or 44.5%, to $14.4 million during the 52 weeks ended January 1, 2008 from $10.0 million during the comparable 52 week period of 2006. As a percentage of revenues, depreciation and amortization increased to 4.6% for the 52 week period from 4.2% for the prior year comparable 52 week period. This increase is primarily due to increased construction costs for new restaurants and depreciation on our new operating toolsets, restaurant remodels and initiatives.

Restaurant Opening. Restaurant opening expenses increased by $1.7 million, or 32.1%, to $6.9 million during the 52 weeks ended January 1, 2008 from $5.3 million during the comparable 52 week period of 2006. This increase is primarily due to opening costs related to 13 restaurant openings during the 52 weeks ended January 1, 2008, compared to 11 restaurant openings for the 52 weeks ended January 2, 2007, coupled with higher travel and lodging costs related to openings in our new states and higher preopening rent. Our opening costs will fluctuate from period to period, depending upon, but not limited to, the number of restaurant openings, the size and concept of the restaurants being opened, the location of the restaurants and the complexity of the staff hiring and training process.

Loss on Disposal of Assets. Loss on disposal of assets of $2.0 million, or 0.6% of revenues for the 52 weeks ended January 1, 2008 is due to the implementation of our strategic and growth initiatives. As a result of these initiatives, we made several strategic decisions to upgrade certain assets in our restaurants including the replacement of existing televisions with new flat panel, high definition televisions, and the implementation of a more contemporary china/silverware/glassware program and the acceleration of depreciation for two restaurants that were remodeled during fiscal 2007. We also decommissioned four of our older, smaller and inefficient "legacy" breweries and shifted those brewing activities to our new, larger and more efficient Reno brewery that began initial production activities in the fourth quarter of 2006. We currently believe that, over the long run, it will become more beneficial to increase our contract brewing due to the economies of scale that can be obtained from brewing beer in large quantities, as well as legal considerations in some states where we desire to open restaurants. As such, we expect to gradually increase our contract brewing relationships over the next several years. As a result of this expected increase in contract brewing we intend to rebalance our internal production and may decommission other internally-operated breweries, which may result in additional disposals of related assets in the future. Additionally, we relocated our home office support activities to a larger leased facility to more effectively accommodate our planned future expansion which resulted in the disposal of certain nonproductive support-related assets.

Interest Income, Net. Net interest income increased by $1.6 million, or 95.6%, to $3.3 million during the 52 weeks ended January 1, 2008 from $1.7 million during the comparable 52 week period of 2006. This increase is primarily due to higher investment balances, coupled with higher interest rates, compared to the same period last year.

Other Income, Net. Net other income increased to $482,000 during comparable 52 weeks ended January 1, 2008 from $39,000 during the comparable 52 week period of 2006, an increase of $443,000. This increase is primarily due to income recognized from gift card breakage, which we began to recognize in 2007. Based on an analysis of our gift card program since its inception, we determined that 24 months after issuance date, the likelihood of gift card redemption is remote.

Income Tax Expense. Our effective income tax rate for the 52 weeks ended January 1, 2008 was 31.9% compared to 32.9% for the comparable 52 week period of 2006. The effective income tax rate for the 52 weeks ended January 1, 2008 differs from the statutory income tax rate primarily due to FICA tip credits and the non-deductibility of incentive stock options.

LIQUIDITY AND CAPITAL RESOURCES

The following tables set forth, for the periods indicated, a summary of our key liquidity measurements (dollar amounts in thousands):

	December 30, 2008	January 1, 2008
Cash and investments	$ 8,852	$52,717
Net working capital (1)	$(19,614)	$33,502
Current ratio	0.7:1.0	1.8:1.0

(1) The change to a deficit as of December 30, 2008 is principally due to the reclassification of our investments in auction rate securities from current assets to non-current assets.

	52 Weeks Ended	
	December 30, 2008	January 1, 2008
Cash provided by operating activities	$58,511	$35,325
Capital expenditures	$79,183	$72,733

Our capital requirements are principally related to our restaurant expansion plans. While our ability to achieve our growth plans is dependent on a variety of factors, some of which are outside of our control, our primary growth objective is to achieve an approximate 15% increase in total restaurant operating weeks during fiscal 2009 from the development and opening of new restaurants, coupled with the carryover impact of partial-year 2008 openings. Our base of established restaurant operations is not yet large enough to generate enough cash flow from operations to totally fund our planned restaurant expansion at the rate that it is currently contemplated over the longer run. Accordingly, we will continue to actively monitor overall conditions in the capital markets with respect to the potential sources and timing of additional financing for our planned future expansion. However, there can be no assurance that such financing will be available when required or available on terms acceptable to us. If we are unable to secure additional capital resources, we may be required to reduce our longer-term planned rate of expansion.

Similar to many restaurant chains, we typically utilize operating lease arrangements (principally ground leases) for the majority of our restaurant locations. We believe our operating lease arrangements continue to provide appropriate leverage for our capital structure in a financially efficient manner. However, we are not limited to the use of lease arrangements as our only method of opening new restaurants. While our operating lease obligations are not currently required to be reflected as indebtedness on our Consolidated Balance Sheets, the minimum rents and other related lease obligations, such as common area expenses, under our lease agreements must be satisfied by cash flows from our ongoing operations. Accordingly, our lease arrangements reduce, to some extent, our capacity to utilize funded indebtedness in our capital structure. We also require capital resources to maintain our existing base of restaurants and brewery operations and to further expand and strengthen the capabilities of our corporate and information technology infrastructures. Our requirement for working capital is not significant since our restaurant guests pay for their food and beverage purchases in cash or credit cards at the time of the sale. Thus, we are able to sell many of our inventory items before we have to pay our suppliers for such items.

We typically seek to lease our restaurant locations for primary periods of 15 to 20 years under operating lease arrangements. Our rent structures vary from lease to lease, but generally provide for the payment of both minimum and contingent (percentage) rent based on sales, as well as other expenses related to the leases (for example, our pro-rata share of common area maintenance, property tax and insurance expenses). In addition, many of our lease arrangements include the opportunity to secure tenant improvement allowances to partially offset the cost of developing and opening the related restaurants. Generally, landlords recover the cost of such allowances from increased minimum rents. During fiscal 2008, we secured approximately $15 million of committed tenant improvement allowances. However, in light of current conditions in the credit markets, there can be no assurance that such allowances will continue to be available to us. From time to time, we may also decide to purchase the underlying land for a new restaurant if that is the only way to secure a highly desirable site. Currently, we own the land that underlies four of our restaurants, and we may determine at some future point to monetize those assets through a sale-leaseback or other financial transaction, provided that the financial markets for those transactions are functioning normally. We disburse cash for certain site-related work, buildings, leasehold improvements, furnishings, fixtures and equipment to build out our leased and owned premises. We own substantially all of the equipment, furniture and trade fixtures in our restaurants and currently plan to do so in the future.

Our cash flows from operating activities, as detailed in the Consolidated Statements of Cash Flows, provided $58.5 million of net cash during the 52 weeks ended December 30, 2008, a $23.2 million increase from the $35.3 million generated during the 52 week period of 2007. The net increase in cash from operating activities for the 52 weeks ended December 30, 2008, in comparison to the 52 weeks ended January 1, 2008, is primarily due to higher depreciation expense due to more restaurants and non-cash stock-based compensation expense, coupled with decreases in accounts and other receivables and tenant allowance receivables due to timing, primarily offset by the increase in inventory, accrued expenses and other liabilities and the decrease in net income.

For the 52 weeks ended December 30, 2008, total capital expenditures were $79.2 million, of which expenditures for the acquisition of land, restaurant and brewery equipment and leasehold improvements to construct new restaurants were $66.7 million. These expenditures were primarily related to the construction of our 15 new restaurants opened by the end of the fiscal year, as well as approximately $5.0 million of construction-in-progress expenditures related to new restaurants expected to open in fiscal 2009. In addition, total capital expenditures related to the upgrade/maintenance of existing restaurants and corporate systems were $11.9 million and $0.6 million, respectively.

On November 16, 2006, we sold 3,075,000 shares of common stock to major institutional investors in a "PIPE" (private investment in public equity) offering at a purchase price of $20.00 per share for $58.3 million (net of approximately $3.2 million in related fees and expenses); and, on March 11, 2005, we sold 2,750,000 shares of common stock at a purchase price of $15.50 per share for $40.3 million (net of approximately $2.2 million in related fees and expenses). These proceeds are currently being utilized to fund the expansion of our restaurant operations and general corporate purposes.

On December 15, 2005, we established a $10 million unsecured revolving line of credit (the "Original Line of Credit") with an original expiration date of December 31, 2008. On October 17, 2007, we replaced this unsecured revolving line of credit with a new $25 million unsecured revolving line of credit with a major financial institution (the "Line of Credit"). The Line of Credit expires on September 30, 2012 and may be used for working capital and other general corporate purposes. On March 18, 2008, we increased the line of credit to $45 million. We expect to utilize the Line of Credit principally for letters of credit that are required to support certain of our self insurance programs and for working capital and construction requirements. As of December 30, 2008, there were funded borrowings of $9.5 million outstanding under the Line of Credit and there were outstanding letters of credit totaling approximately $2.8 million. Any borrowings under the Line of Credit will bear interest at the financial institution's prime rate or at LIBOR plus a percentage not to exceed 1.375% based on a Lease Adjusted Leverage Ratio as defined in the Line of Credit agreement. The Line of Credit agreement also requires a Fixed Charge Coverage Ratio. At December 30, 2008, we were in compliance with these covenants. Any interest on the Line of Credit will be payable quarterly and all related borrowings must be repaid on or before September 30, 2012. While we have the Line of Credit in place and it can be currently drawn upon, in the event that global credit market conditions further deteriorate, it is possible that creditors could place limitations or restrictions on the ability of borrowers in general to draw on existing credit facilities. At this time, however, we have no indication that any such limitations or restrictions are likely to occur.

We currently plan to open 9 to 11 new restaurants during fiscal 2009. As of March 6, 2009, we have entered into five signed leases or purchase agreements for those new restaurants, and we expect to enter into additional leases for new restaurant locations. Our capital requirements related to opening additional restaurants will continue to be significant. We currently anticipate our capital expenditures for 2009, excluding any tenant improvement allowances, to be $50 million to $60 million related to the construction of new restaurants, the reinvestment in some of our older restaurants as well as normal maintenance capital expenditures and the investment in toolsets and infrastructure. We expect to fund our expected capital expenditures for 2009 with current cash and investment balances, cash provided by operating activities, tenant improvement allowances and our line of credit. During fiscal 2009, we are currently expecting to obtain approximately $12 million to $13 million of committed tenant improvement allowances. Our future cash requirements will depend on many factors, including the pace of expansion, real estate markets, construction costs, the specific sites selected for new restaurants, and the nature of the lease and associated financing arrangements negotiated with landlords.

As of December 30, 2008, our investments consisted of auction rate securities ("ARS") with a par or face value of $35.0 million. These auction rate securities, AAA-rated when purchased, are long-term debt obligations secured by student loans, which loans are 97% guaranteed by the U.S. Government under the Federal Family Education Loan Program ("FFELP"). The recent uncertainties in the credit markets have affected our holdings in these ARS investments, since auctions for our investments in these securities have failed to settle on their respective settlement dates. Historically, the fair value of the ARS investments approximated par value due to the frequent resets through the auction process. While we continue to earn interest on our ARS investments, these investments are not currently trading and, therefore, do not currently have a readily determinable market value. In accordance with FASB Statement No. 157, *Fair Value Measurements* ("FAS 157"), we estimated the fair value of our auction rate securities investments using valuation models and methodologies provided by a third party. Based on these valuation models and methodologies, we recognized a temporary unrealized loss in the fair value of our ARS investments of approximately $4.4 million as of December 30, 2008. In accordance with FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("FAS 115"), a temporary change in fair value results in an unrealized holding gain or loss being recorded in the "other comprehensive income (loss)" component of shareholders' equity. Such an unrealized holding gain or loss does not affect net income for the applicable accounting period. We review several factors to determine whether a loss is other than temporary, such as the length of time an investment is in an unrealized loss position, the extent to which fair value is less than amortized cost, the impact of changing interest rates in the short and long term, the financial condition and near term prospects of the issuer and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. Due to the current illiquidity of these investments and the uncertainty regarding the auction rate securities market, we have also reclassified these investments to non-current investments for the current reporting period at fair value. Absent a more favorable remedy in our current arbitration proceedings relating to our ARS investments, we currently anticipate holding the remaining ARS investments until a recovery of the auction process, recovery of fair value or until maturity, which is between 2020 and 2047. We currently expect such recoveries to occur prior to maturity. During the third and fourth quarters of fiscal 2008, we received partial redemptions, at par, of certain ARS investments; however, there is no guarantee we will receive any future redemptions. We will continue to monitor the auction rate securities market and the liquidity and value of the securities we hold. Additional adjustments to the fair value may be required from quarter to quarter to reflect changes in market conditions. We have filed an arbitration claim against the broker-dealer relating to investments in auction rate securities made on our behalf. See Part I, Item 3.—"Legal Proceedings" of this Form 10-K for additional details regarding this claim.

We currently believe that our projected cash flow from operations, cash balances on hand, agreed-upon tenant improvement allowances and our $45 million credit facility, should be sufficient, in the aggregate, to finance our planned capital expenditures and other operating activities through at least fiscal 2009. We currently believe that the current lack of liquidity of our auction rate securities investments will not have a material impact on our ability to fund our operations or continue our expansion through at least 2009. However, if current conditions in the auction rate securities market continue for a prolonged period, our longer-term financial flexibility could be impacted until other sources of capital are obtained. Our base of established restaurant operations is not yet large enough to generate enough cash flow from operations to totally fund our planned restaurant expansion at the rate that it is currently contemplated over the longer run. Accordingly, we will continue to actively monitor overall conditions in the capital markets with respect to the potential sources and timing of additional financing for our planned future expansion. However, there can be no assurance that such financing will be available when required or available on terms acceptable to us. If we are unable to secure additional capital resources, we may be required to reduce our longer-term planned rate of expansion.

SALE OF PIETRO'S RESTAURANTS

In February 2004, we executed an agreement to sell our three Pietro's restaurants effective on March 15, 2004, resulting in a $1.7 million pre-tax gain. The buyers, formerly employees, purchased the restaurant assets and related trademarks for the Pietro's brand. The $2.2 million sales price includes cash proceeds of $1.3 million and two notes receivable from the buyers totaling $950,000, with terms of five and ten years. The ten-year note is in the amount of $700,000, bears interest at prime plus one percent with a minimum interest rate of 5% and a maximum interest rate of 7% and requires fixed monthly payments of principal and interest over the ten-year term. The five-year note is in the amount of $250,000, bears interest at prime plus one percent and requires fixed monthly payments of principal and interest over the five-year term. Our notes are subordinated to the buyer's SBA loan. Principal payments to the Company on both notes were prohibited for the first six months by the buyer's SBA loan.

For these three Pietro's restaurants sold, sales were $644,000 and pre-tax income was $111,000 for the 13 weeks ended March 28, 2004. The net book value of the assets sold as of March 28, 2004 was $500,000.

OFF-BALANCE SHEET ARRANGEMENTS

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities ("VIEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow limited purposes. As of December 30, 2008, we are not involved in any off-balance sheet arrangements.

IMPACT OF INFLATION

Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, energy and other supplies and services. Substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be passed along to our restaurant guests. While we have taken steps to enter into agreements for some of the commodities used in our restaurant operations, there can be no assurance that future supplies and costs for such commodities will not fluctuate due to weather and other market conditions outside of our control. We are currently unable to contract for many of our fresh commodities such as produce and fluid dairy items for long periods of time. Consequently, such commodities can be subject to unforeseen supply and cost fluctuations. The impact of inflation on food, labor, energy and occupancy costs can significantly affect the profitability of our restaurant operations.

Many of our restaurant employees are paid hourly rates related to the federal minimum wage. In fiscal 2007, Congress enacted an increase in the federal minimum wage implemented in three phases, beginning in fiscal 2007 and concluding in fiscal 2009. In addition, numerous state and local governments increased the minimum wage within their jurisdictions, with further state minimum wage increases going into effect in fiscal 2008. Additionally, a general shortage in the availability of qualified restaurant management and hourly workers in certain geographical areas in which we operate has caused related increases in the costs of recruiting and compensating such employees. Certain operating costs, such as taxes, insurance and other outside services continue to increase with the general level of inflation and may also be subject to other cost and supply fluctuations outside of our control.

While we have been able to partially offset inflation and other changes in the costs of key operating resources by gradually increasing prices for our menu items, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions that impact consumer discretionary spending for food away from home could make additional menu price increases imprudent. There can be no assurance that all of our future cost increases can be offset by higher menu prices, or that higher menu prices will be accepted by our restaurant guests without any resulting changes in their visit frequencies or purchasing patterns. Many of the leases for our restaurants provide for contingent rent obligations based on a percentage of sales. As a result, rent expense will absorb a proportionate share of any menu price increases in our restaurants. There can be no assurance that we will continue to generate increases in comparable restaurant sales in amounts sufficient to offset inflationary or other cost pressures.

SEASONALITY AND ADVERSE WEATHER

Our business is subject to seasonal fluctuations. Our results of operations have historically been impacted by seasonality, which directly impacts tourism at our coastal California locations. The summer months (June through August) have traditionally been higher volume periods than other periods of the year. In addition, during the 52 weeks ended December 30, 2008, we opened our first restaurants in Kentucky, Louisiana, Indiana and Washington, and accordingly, those restaurants will be impacted by weather and other seasonal factors that typically impact other restaurant operations in those states. Holidays, severe winter weather, hurricanes, thunderstorms and similar conditions may impact restaurant sales volumes seasonally in some of the markets where we operate. Many of our restaurants are located in or near shopping centers and malls that typically experience seasonal fluctuations in sales. Quarterly results have been and will continue to be significantly impacted by the timing of new restaurant openings and their associated restaurant opening expenses. As a result of these and other factors, our financial results for any given quarter may not be indicative of the results that may be achieved for a full fiscal year.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies require the greatest amount of subjective or complex judgments by management and are important to portraying our financial condition and results of operations. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Fair Value of Investments

We measure all available-for-sale or non-current investments at fair value in accordance with fair value measurements prescribed by FAS 157. We believe that the valuation models and methodologies provided by a third party, who uses "Level 3" inputs as defined by FAS 157, provides us with the appropriate basis to estimate fair value for investments that are not currently trading on the open market. In accordance with FAS 157, we recognize temporary changes in the fair value of our investments as unrealized holding gains or losses recorded in "other comprehensive income (loss)," which is a component of shareholders' equity and does not affect net income for the applicable accounting period. For declines in fair value that are below our carrying value and deemed to be other than temporary, we would record a charge against net earnings.

Property and Equipment

We record all property and equipment at cost. Property and equipment accounting requires estimates of the useful lives for the assets for depreciation purposes and selection of depreciation methods. We believe the useful lives reflect the actual economic life of the underlying assets. We have elected to use the straight-line method of depreciation over the estimated useful life of an asset or the primary lease term of the respective lease, whichever is shorter. Renewals and betterments that materially extend the useful life of an asset are capitalized while maintenance and repair costs are charged to operations as incurred. Judgment is often required in the decision to distinguish between an asset which qualifies for capitalization versus an expenditure which is for maintenance and repairs. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation or amortization accounts are relieved, and any gain or loss is included in earnings. Additionally, interest capitalized for new restaurant construction is included in "Property and equipment, net" on the Consolidated Balance Sheet.

Impairment of Long-Lived Assets

We assess potential impairments of our long-lived assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors considered include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and, significant negative industry or economic trends. The recoverability is assessed in most cases by comparing the carrying value of the asset to the undiscounted cash flows expected to be generated by the asset. This assessment process requires the use of estimates and assumptions regarding future cash flows and estimated useful lives, which are subject to a significant degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets. As of December 30, 2008, no impairment indicators have been identified.

Self Insurance

We are self-insured for a portion of our employee workers' compensation program and our general liability program. We maintain coverage with a third party insurer to limit our total exposure for these programs. The accrued liability associated with these programs are based on our estimate of the ultimate costs to settle known claims as well as claims incurred but not yet reported to us ("IBNR claims") as of the balance sheet date. Our estimated liability is not discounted and is based on information provided by our insurance broker and insurer, combined with our judgments regarding a number of assumptions and factors, including the frequency and severity of claims, our claims development history, case jurisdiction, related legislation, and our claims settlement practice. Significant judgment is required to estimate IBNR claims as parties have yet to assert such claims. If actual claims trends, including the severity or frequency of claims, differ from our estimates, our financial results could be significantly impacted.

Income Taxes

We provide for income taxes based on our estimate of federal and state tax liabilities. Our estimates include, but are not limited to, effective state and local income tax rates, allowable tax credits for items such as FICA taxes paid on reported tip income and estimates related to depreciation expense allowable for tax purposes. We usually file our income tax returns several months after our fiscal year-end. We file our tax returns with the advice and compilation of tax consultants. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretation of the tax laws.

Deferred tax accounting requires that we evaluate net deferred tax assets to determine if these assets will more likely than not be realized in the foreseeable future. This test requires projection of our taxable income into future years to determine if there will be taxable income sufficient to realize the tax assets (future tax deductions and FICA tax credit carryforwards). The preparation of the projections requires considerable judgment and is subject to change to reflect future events and changes in the tax laws.

As of January 3, 2007, we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of FASB Statement No. 109, *Accounting for Income Taxes*, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not result in an adjustment to opening retained earnings. We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 30, 2008, unrecognized tax benefits recorded was approximately $155,000.

Leases

We lease the majority of our restaurant locations. We account for our leases under the provisions of FASB Statement No. 13, *Accounting for Leases* ("Statement No. 13"), which require that our leases be evaluated and classified as operating or capital leases for financial reporting purposes. The term used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty. All of our restaurant leases are classified as operating leases pursuant to the requirements of FASB Statement No. 13. We disburse cash for leasehold improvements, furniture and fixtures and equipment to build out and equip our leased premises. Tenant improvement allowance incentives may be available to partially offset the cost of developing and opening the related restaurants, pursuant to agreed-upon terms in our leases. Tenant improvement allowances can take the form of cash payments upon the opening of the related restaurants, full or partial credits against minimum or percentage rents otherwise payable by us or a combination thereof. In accordance with FASB Technical Bulletin No. 88-1, *Issues Relating to Accounting for Leases* ("FTB 88-1"), all tenant improvement allowances received by us are recorded as a deferred rent obligation and amortized over the term of the lease. The related cash received from the landlord is reflected as "landlord contribution for tenant improvements, net" within operating activities of our Consolidated Statements of Cash Flows.

The lease term used for straight-line rent expense is calculated from the date we obtain possession of the leased premises through the lease termination date. In accordance with FSP 13-1, we expense rent from possession date through restaurant open date as preopening expense, in accordance with FSP 13-1. Once a restaurant opens for business, we record straight-line rent over the lease term plus contingent rent to the extent it exceeded the minimum rent obligation per the lease agreement.

There is potential for variability in the rent holiday period, which begins on the possession date and ends on the restaurant open date, during which no cash rent payments are typically due under the terms of the lease. Factors that may affect the length of the rent holiday period generally relate to construction related delays. Extension of the rent holiday period due to delays in restaurant opening will result in greater preopening rent expense recognized during the rent holiday period and lesser occupancy expense during the rest of the lease term (post-opening).

For leases that contain rent escalations, we record the total rent payable during the lease term, as determined above, on the straight-line basis over the term of the lease (including the rent holiday period beginning upon our possession of the premises), and record the difference between the minimum rents paid and the straight-line rent as a lease obligation. Certain leases contain provisions that require additional rental payments based upon restaurant sales volume ("contingent rentals"). Contingent rentals are accrued each period as the liabilities are incurred, in addition to the straight-line rent expense noted above. This results in some variability in occupancy expense as a percentage of revenues over the term of the lease in restaurants where we pay contingent rent.

Management makes judgments regarding the probable term for each restaurant property lease, which can impact the classification and accounting for a lease as capital or operating, the rent holiday and/or escalations in payments that are taken into consideration when calculating straight-line rent and the term over which leasehold improvements for each restaurant are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Stock-Based Compensation

We have two stock-based compensation plans—the 2005 Equity Incentive Plan and the 1996 Stock Option Plan—under which we may issue shares of our common stock to employees, officers, directors and consultants. Upon effectiveness of the 2005 Equity Incentive Plan, the 1996 Stock Option Plan was closed for purposes of new grants. Both of these plans have been approved by our shareholders. Under the 2005 Equity Incentive Plan, we have granted incentive stock options, non-qualified stock options, and restricted stock units. Stock options generally vest at 20% per year or cliff vest, either ratably in years three through five or 100% in year five and expire ten years from date of grant.

Beginning in 2007, substantially all of our restaurant general managers, executive kitchen managers, culinary training managers and our area and regional restaurant directors are eligible to participate in a new equity-based incentive program called the BJ's Gold Standard Stock Ownership Program (the "GSSOP") under our 2005 Equity Incentive Plan. In November 2007, we expanded our GSSOP eligibility to also include certain brewery personnel. The GSSOP is a longer-term equity incentive program that utilizes Company restricted stock units ("RSUs"). The GSSOP is dependent on each participant's extended service with us in their respective positions (five years) and their achievement of certain agreed-upon performance objectives during that service period.

Beginning in 2008, we also began issuing RSUs as a component of the annual equity grant award to officers and other employees under our 2005 Equity Incentive Plan. These grants are non-GSSOP grants. Under our 2005 Equity Incentive Plan we have issued approximately 476,000 RSUs as of December 30, 2008, including both GSSOP and non-GSSOP grants. The fair value of the RSUs is the quoted market value of our common stock on the date of grant. The fair value of each RSU is expensed over the period during which its related restrictions are expected to lapse (i.e., generally five years). RSUs generally cliff vest, either ratably in years two through five or 100% after five years for GSSOP participants, and generally vest at 20% per year for non-GSSOP or other RSU grantees.

We account for these plans under the fair value recognition provisions of FASB Statement No. 123(R) using the modified-prospective-transition method. Compensation expense recognized in the 52 weeks ended December 30, 2008 and January 1, 2008 include; (a) compensation expense for all share-based payments granted prior to, but not yet vested as of January 4, 2006 (adoption date of FASB Statement 123 (R)), based on the grant date fair value estimated in accordance with the original provisions of FASB Statement No. 123, and (b) compensation expense for all share-based payments granted subsequent to January 4, 2006, based on the grant date fair value estimated in accordance with the provisions of FASB Statement No. 123(R). FASB Statement No. 123(R) requires us to make certain assumptions and judgments regarding the grant date fair value. These judgments include expected volatility, risk free interest rate, expected option life, dividend yield and vesting percentage. These estimations and judgments are determined by us using many different variables that, in many cases, are outside of our control. The changes in these variables or trends, including stock price volatility and risk free interest rate, may significantly impact the grant date fair value resulting in a significant impact to our financial results. FASB Statement No. 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, FAS 157 was issued which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. This Statement applies whenever other statements require or permit assets or liabilities to be measured at fair value. This Statement is effective for fiscal years beginning after November 15, 2007, except for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis, for which application has been deferred for one year. We adopted the provisions of FAS 157 during the first quarter of fiscal 2008.

On February 12, 2008, the FASB issued Statement No. 157-2, *Effective Date of FASB Statement No. 157* ("FAS 157-2"), which amends FAS 157 to delay the implementation date for fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities. We do not expect that the provisions of FAS 157-2 will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115* ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with unrealized gains and losses related to these financial instruments reported in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. We did not elect to measure any additional assets or liabilities at fair value that are not already measured at fair value under existing standards. Therefore, the adoption of the standard has no impact on our consolidated financial statements.

In December 2007, the FASB issued Statement No. 141 (Revised), *Business Combinations* ("FAS 141R"). FAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed (including intangibles), and any non-controlling interest in the acquired entity. FAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the effects of the business combination. FAS 141R is effective for fiscal years beginning after December 15, 2008. We will apply the provisions of this statement for any acquisitions after the adopted date.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our future estimated cash payments under existing contractual obligations as of December 30, 2008, including estimated cash payments due by period (in thousands).

	Payments Due by Period				
	Total	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
Contractual Obligations					
Operating leases (1)	$245,687	$16,483	$33,116	$31,399	$164,689
Purchase obligations (2)	6,453	1,811	3,406	1,236	—
Total	$252,140	$18,294	$36,522	$32,635	$164,689
Other Commercial Commitments					
Standby letters of credit	$ 2,770	$ 2,770	$ —	$ —	$ —
Long-term debt obligations	9,500	—	—	9,500	—
Total	$ 12,270	$ 2,770	$ —	$ 9,500	$ —

(1) For more detailed description of our operating leases, refer to Note 6 in the accompanying consolidated financial statements.
(2) Amounts represent non-cancelable commitments for the purchase of goods and other services.

Additionally, we have entered into lease agreements related to future restaurants with commencement dates subsequent to December 30, 2008. Our aggregate future commitment relating to these leases is $17.5 million and is not included in operating leases above. .

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of market risks contains forward-looking statements. Actual results may differ materially from the following discussion based on general conditions in the financial and commodity markets.

Our market risk exposures are related to cash and cash equivalents and investments. We invest our excess cash in highly liquid short-term investments with maturities of less than twelve months as of the date of purchase. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations. For the 52 weeks ended December 30, 2008, the average interest rate earned on cash and cash equivalents and investments was approximately 4.3%. As of December 30, 2008, our investment portfolio consisted of auction rate securities with a par or face value of approximately $35.0 million currently classified as non-current investments. These auction rate securities, AAA rated when purchased, are long-term debt obligations secured by student loans, which are generally 97% guaranteed by the U.S. Government under the Federal Family Education Loan Program ("FFELP"). In addition to the U.S. Government guarantee on such student loans, many of the securities also have separate insurance policies guaranteeing both the principal and accrued interest. Liquidity for these securities has historically been provided by an auction process that resets the applicable interest rate at pre-determined intervals up to 35 days. The final maturity dates of these auction rate securities are between 2020 and 2047. The recent uncertainties in the credit markets have affected our holdings in auction rate securities investments, since auctions for these securities have failed to settle on their respective settlement dates. While we continue to earn interest on our auction rate securities investments, these investments are not currently trading and, therefore, do not currently have a readily determinable market value. Accordingly, the estimated fair value of these auction rate securities investments no longer approximates par or face value and in accordance with applicable accounting rules, we recognized a temporary decline in the fair value of our auction rate securities investments of approximately $4.4 million as of December 30, 2008.

The fair market value of these securities is subject to further interest rate risk and could decline in value if market interest rates increased. If market interest rates were to increase immediately and uniformly by 10% from the levels existing as of December 30, 2008, the decline in the fair value of the portfolio would not be material to our financial position, results of operations and cash flows. However, if interest rates decreased and securities within our portfolio matured and were re-invested in securities with lower interest rates, interest income would decrease in the future. Additionally, the current illiquidity of our investments in auction rate securities and the uncertainty regarding the auction rate securities market has caused us to reclassify our investments in those securities to non-current assets, and there can be no guarantee that the markets supporting these investments will recover in the near future, if at all. If current conditions in the auction rate securities market continue for a prolonged period, our longer-term financial flexibility could be impacted until other sources of capital can be obtained. While we have a $45 million credit facility in place, in the event that global credit market or general economic conditions further deteriorate, it is possible that creditors could place limitations or restrictions on the ability of borrowers in general to draw on existing credit facilities. At this time, however, we have no indication that any such limitations or restrictions are likely to occur.

We purchase food and other commodities for use in our operations based upon market prices established with our suppliers. Many of the commodities purchased by us can be subject to volatility due to market supply and demand factors outside of our control, whether contracted for or not. To manage this risk in part, we attempt to enter into fixed price purchase commitments, with terms typically up to one year, for many of our commodity requirements. During 2009, it may not be possible for us to enter into as many fixed-price contracts for the entire year for many of our food commodity requirements due to the recent volatility in the worldwide markets for such commodities. Dairy costs can also fluctuate due to government regulation. We believe that substantially all of our food and supplies are available from several sources, which helps to diversify our overall commodity cost risk. We also believe that we have some flexibility and ability to increase certain menu prices, or vary certain menu items offered, in response to food commodity price increases. Some of our commodity purchase arrangements may contain contractual features that limit the price paid by establishing certain price floors or caps. We do not use financial instruments to hedge commodity prices, since our purchase arrangements with suppliers, to the extent that we can enter into such arrangements, help control the ultimate cost that we pay.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Consolidated Financial Statements and other data attached hereto beginning on page F1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 promulgated under the Securities Exchange Act of 1934 as amended, as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting

There has not been any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 30, 2008 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 30, 2008.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
BJ's Restaurants, Inc.

We have audited BJ's Restaurants, Inc.'s internal control over financial reporting as of December 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). BJ's Restaurants, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, BJ's Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BJ's Restaurants, Inc. as of December 30, 2008 and January 1, 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 30, 2008 of BJ's Restaurants, Inc. and our report dated March 4, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California
March 4, 2009

Inherent Limitations on Effectiveness of Controls

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of control effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Business Ethics and a Code of Business Conduct to promote honest and ethical conduct of our business, professional and personal relationships. The Code of Business Ethics covers all executives, including our principal executive officer and principal financial and accounting officer. The Code of Business Conduct is applicable to all directors, executives and other employees. A copy of both the Code of Business Ethics and Code of Business Conduct is available on our website (*http://www.bjsrestaurants.com*). The Company intends to post any amendments to or waivers from its Code of Business Ethics and Code of Business Conduct at this website location.

Information with respect to our executive officers is included in Part I, Item 1 of this Annual Report on Form 10-K. Other information required by this Item is hereby incorporated by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to be filed with the Securities and Exchange Commission no later than 120 days after the close of the year ended December 30, 2008.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to file with the Securities and Exchange Commission no later than 120 days after the close of the year ended December 30, 2008.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to file with the Securities and Exchange Commission no later than 120 days after the close of the year ended December 30, 2008.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to file with the Securities and Exchange Commission no later than 120 days after the close of the year ended December 30, 2008.

See Part II, Item 5—"Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities—*Equity Compensation Plan Information*" for certain information regarding our equity compensation plans.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to file with the Securities and Exchange Commission no later than 120 days after the close of the year ended December 30, 2008.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) CONSOLIDATED FINANCIAL STATEMENTS

The following documents are contained in Part II, Item 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets at December 30, 2008 and January 1, 2008.

Consolidated Statements of Income for each of the three fiscal years in the period ended December 30, 2008.

Consolidated Statements of Shareholders' Equity for each of the three fiscal years in the period ended December 30, 2008.

Consolidated Statements of Cash Flows for each of the three fiscal years in the period ended December 30, 2008.

Notes to the Consolidated Financial Statements.

(2) FINANCIAL STATEMENT SCHEDULES

All schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

(3) EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on June 28, 1996, as amended by the Company's Registration Statement on Form SB-2/A filed with the Commission on August 1, 1996 and the Company's Registration Statement on Form SB-2A filed with the Commission on August 22, 1996 (File No. 3335182-LA) (as amended, the "Registration Statement").
3.2	Amended and Restated Bylaws of the Company, incorporated by reference to Exhibits 3.1 to the Form 8-K filed on June 4, 2007.
3.3	Certificate of Amendment of Articles of Incorporation incorporated by reference to Exhibit 3.3 of the 2004 Annual Report.
4.1	Specimen Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Registration Statement.
10.1**	Summary of Compensation for Non-Employee Directors.
10.2	Intentionally omitted.
10.3**	Form of Indemnification Agreement with Officers and Directors, incorporated by reference to Exhibit 10.6 of the Registration Statement.
10.4**	BJ's Restaurants, Inc. Amended and Restated 1996 Stock Option Plan, incorporated by reference to Exhibit 10.4 of the 2004 Annual Report.
10.5**	BJ's Restaurants, Inc. 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the Form 8-K filed June 17, 2005.

Exhibit Number	Description
10.6**	Stock Option Agreement for Executive Officers and Employees under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.3 of the Form 8-K filed July 1, 2005.
10.7**	Executive Officers and Employee Grant Notice under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 of the Form 8-K filed July 1, 2005.
10.8**	Stock Option Agreement for Non-Employee Directors under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.8 of the Company's Form 10-K for the year ended January 3, 2006.
10.9**	Non-Employee Director Grant Notice under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.9 of the Company's Form 10-K for the year ended January 3, 2006.
10.10	Intentionally omitted.
10.11	Intentionally omitted.
10.12**	Separation Agreement and General Release, dated December 17, 2008, between the Company and Paul A. Motenko.
10.13**	Separation Agreement and General Release, dated December 17, 2008, between the Company and Jeremiah J. Hennessey.
10.16**	Employment Agreement dated September 6, 2005 between the Company and Gregory S. Levin, employed as Chief Financial Officer, incorporated by reference to Exhibit 10.1 of the Form 10-Q filed on November 3, 2005.
10.17**	Form of Restricted Stock Unit Agreement under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.17 of the Form 10-K filed on March 13, 2007.
10.18**	Employment Agreement between the Company and Tom Norton, incorporated by reference to Exhibit 10.1 of the Form 8-K filed on September 12, 2006.
10.19**	Form of Employee Non-Qualified Stock Option Agreement under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on October 31, 2006.
10.20**	Summary of BJ's Restaurants, Inc. Performance Incentive Plan, incorporated by reference to Exhibit 10.20 of the Form 10-K filed on March 13, 2007.
10.24**	Employment Agreement dated January 12, 2005 between the Company and Gerald (Jerry) W. Deitchle, employed as Chief Executive Officer, incorporated by reference to Exhibit 10.28 of the Form 10-K filed on March 15, 2005.
10.25**	Employment Agreement dated August 10, 2005 between the Company and John D. Allegretto, employed as Chief Supply Chain Officer, incorporated by reference to Exhibit 10.2 of the Form 10-Q filed on November 3, 2005.
10.26**	Employment Agreement dated June 12, 2003 between the Company and Gregory S. Lynds, employed as Chief Development Officer, incorporated by reference to Exhibit 10.26 of the Form 10-K filed on or about March 14, 2008.
10.27**	Form of Restricted Stock Unit Agreement (non-GSSOP) under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on November 6, 2007.
10.28**	Form of Restricted Stock Unit Notice (non-GSSOP) under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Form 10-Q filed on November 6, 2007.
10.29	Line of Credit Agreement, dated October 17, 2007, between the Company and Bank of America, N.A., incorporated by reference to Exhibit 10.29 of the Form 10-K filed on or about March 14, 2008.

Exhibit Number	Description
10.30	Amendment No. 1 to Loan Agreement, dated March 18, 2008, between Bank of America, N.A. and the Company, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on May 9, 2008.
10.31	Employment Agreement, dated July 1, 2008, between the Company and Matt Hood, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on August 5, 2008.
10.32	Stock Purchase Agreement by and between the Company, The Jacmar Companies and William H. Tilley dated February 22, 2001, incorporated by reference to Exhibit 10.12 of the Form 10-K filed on April 2, 2001.
10.33	Facilitation Agreement between BJ Chicago LLC ("LLC") and Chicago Pizza & Brewery, Inc. dated December 20, 2000 in furtherance of the Stock Purchase Agreement between LLC and ASSI, Inc, incorporated by reference to Exhibit 10.13 of the Form 10-K filed on April 2, 2001.
21	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
31	Section 302 Certifications of Co-Chairman of the Board, Chief Executive Officer and Chief Financial Officer.
32	Section 906 Certification of Co-Chairman of the Board, Chief Executive Officer and Chief Financial Officer.

** *Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

BJ'S RESTAURANTS, INC.

By: /s/ GERALD W. DEITCHLE

Gerald W. Deitchle

Chairman, President and Chief Executive Officer

(Principal Executive Officer)

March 12, 2009

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
By: /s/ GERALD W. DEITCHLE **Gerald W. Deitchle**	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 12, 2009
By: /s/ GREGORY S. LEVIN **Gregory S. Levin**	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 12, 2009
By: /s/ PETER A. BASSI **Peter A. Bassi**	Director	March 12, 2009
By: /s/ LARRY D. BOUTS **Larry D. Bouts**	Director	March 12, 2009
By: /s/ SHANN M. BRASSFIELD **Shann M. Brassfield**	Director	March 12, 2009
By: /s/ JAMES A. DAL POZZO **James A. Dal Pozzo**	Director	March 12, 2009
By: /s/ JOHN F. GRUNDHOFER **John F. Grundhofer**	Director	March 12, 2009
By: /s/ J. ROGER KING **J. Roger King**	Director	March 12, 2009

BJ'S RESTAURANTS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
BJ's Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of BJ's Restaurants, Inc. as of December 30, 2008 and January 1, 2008, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BJ's Restaurants, Inc. at December 30, 2008 and January 1, 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BJ's Restaurants, Inc.'s internal control over financial reporting as of December 30, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California
March 4, 2009

BJ'S RESTAURANTS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 30, 2008	January 1, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,852	$ 11,617
Investments	—	41,100
Accounts and other receivables	10,084	11,235
Inventories	3,606	2,544
Prepaids and other current assets	4,500	3,444
Deferred income taxes	8,680	6,045
Total current assets	35,722	75,985
Property and equipment, net	262,205	202,781
Goodwill	4,673	4,673
Non-current investments	30,617	—
Notes receivable	633	716
Other assets, net	1,359	1,144
Total assets	$335,209	$285,299
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 12,688	$ 10,778
Accrued expenses	42,648	31,705
Total current liabilities	55,336	42,483
Deferred income taxes	11,803	6,957
Long-term debt	9,500	—
Other liabilities	26,293	15,336
Total liabilities	102,932	64,776
Commitments and contingencies (Note 6)		
Shareholders' equity:		
Preferred stock, 5,000 shares authorized, none issued or outstanding	—	—
Common stock, no par value, 60,000 shares authorized and 26,718 and 26,358 shares issued and outstanding as of December 30, 2008 and January 1, 2008, respectively	166,649	165,578
Capital surplus	17,108	12,350
Accumulated other comprehensive loss	(4,383)	—
Retained earnings	52,903	42,595
Total shareholders' equity	232,277	220,523
Total liabilities and shareholders' equity	$335,209	$285,299

The accompanying notes are an integral part of these consolidated financial statements.

BJ'S RESTAURANTS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Fiscal Year		
	2008	2007	2006
Revenues	$374,076	$316,095	$238,928
Costs and expenses:			
Cost of sales	94,412	80,374	61,420
Labor and benefits	131,328	111,031	83,292
Occupancy and operating	80,212	61,906	46,198
General and administrative	27,264	26,008	19,832
Depreciation and amortization	19,184	14,421	9,983
Restaurant opening	7,384	6,940	5,253
Loss on disposal of assets	855	2,004	—
Natural disaster and related	446	—	—
Legal settlements and terminations	2,086	—	—
Total costs and expenses	363,171	302,684	225,978
Income from operations	10,905	13,411	12,950
Other income:			
Interest income, net	1,764	3,306	1,690
Other income, net	376	482	39
Total other income	2,140	3,788	1,729
Income before income taxes	13,045	17,199	14,679
Income tax expense	2,737	5,494	4,834
Net income	$ 10,308	$ 11,705	$ 9,845
Net income per share:			
Basic	$ 0.39	$ 0.45	$ 0.42
Diluted	$ 0.39	$ 0.44	$ 0.41
Weighted average number of shares outstanding:			
Basic	26,484	26,187	23,287
Diluted	26,749	26,880	24,131

The accompanying notes are an integral part of these consolidated financial statements.

BJ'S RESTAURANTS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount				
Balance, January 3, 2006	22,742	$105,295	$ 3,559	$21,045	$ —	$129,899
Exercise of stock options, net	244	982	—	—	—	982
Stock-based compensation expense	—	—	1,951	—	—	1,951
Tax benefit from stock option exercises	—	—	1,870	—	—	1,870
Sale of common stock, net	3,075	58,315	—	—	—	58,315
Net income	—	—	—	9,845	—	9,845
Balance, January 2, 2007	26,061	164,592	7,380	30,890	—	202,862
Exercise of stock options, net	297	1,006	—	—	—	1,006
Stock-based compensation expense	—	—	3,190	—	—	3,190
Tax benefit from stock option exercises	—	—	1,780	—	—	1,780
Proceeds from equity transaction	—	(20)	—	—	—	(20)
Net income	—	—	—	11,705	—	11,705
Balance, January 1, 2008	26,358	165,578	12,350	42,595	—	220,523
Exercise of stock options, net	360	1,071	—	—	—	1,071
Stock-based compensation expense	—	—	3,605	—	—	3,605
Tax benefit from stock option exercises	—	—	1,153	—	—	1,153
Other comprehensive income:						
Net income	—	—	—	10,308	—	10,308
Net unrealized loss on investments	—	—	—	—	(4,383)	(4,383)
Other comprehensive income	—	—	—	—	—	5,925
Balance, December 30, 2008	26,718	$166,649	$17,108	$52,903	$(4,383)	$232,277

The accompanying notes are an integral part of these consolidated financial statements.

BJ'S RESTAURANTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year		
	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 10,308	$ 11,705	$ 9,845
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	19,184	14,421	9,983
Deferred income taxes	2,211	2,271	(933)
Stock-based compensation expense	3,343	2,948	1,665
Loss on disposal of assets	855	2,004	—
Natural disaster and related	596	—	—
Changes in assets and liabilities:			
Accounts and other receivables	1,001	(8,867)	9
Inventories	(1,062)	(485)	(336)
Prepaids and other current assets	(1,056)	(734)	(813)
Other assets, net	(233)	(704)	(23)
Accounts payable	1,910	(1,168)	3,609
Accrued expenses	10,497	6,759	6,413
Other liabilities	10,644	300	(759)
Landlord contribution for tenant improvements, net	313	6,875	3,227
Net cash provided by operating activities	58,511	35,325	31,887
Cash flows from investing activities:			
Purchases of property and equipment	(79,183)	(72,733)	(58,315)
Proceeds from investments sold	12,600	93,923	50,701
Purchases of investments	(6,500)	(102,128)	(41,893)
Collection of notes receivable	83	70	67
Proceeds from sale of assets	—	2,636	—
Net cash used in investing activities	(73,000)	(78,232)	(49,440)
Cash flows from financing activities:			
Borrowings on line of credit	22,500	—	—
Payments on line of credit	(13,000)	—	—
Excess tax benefit from stock-based compensation	1,153	1,780	1,870
Proceeds from equity transaction	—	(20)	58,315
Proceeds from exercise of stock options	1,071	1,006	982
Net cash provided by financing activities	11,724	2,766	61,167
Net (decrease) increase in cash and cash equivalents	(2,765)	(40,141)	43,614
Cash and cash equivalents, beginning of year	11,617	51,758	8,144
Cash and cash equivalents, end of year	$ 8,852	$ 11,617	$ 51,758
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of capitalized interest	$ —	$ —	$ —
Cash paid for income taxes	$ 1,454	$ 1,171	$ 4,698

Supplemental disclosure of non-cash financing activity:

For the 52 weeks ended December 30, 2008 and January 1, 2008, $262 and $242 stock-based compensation, respectively, was capitalized related to the development and construction of our new restaurants in accordance with FASB Statement No. 123(R).

The accompanying notes are an integral part of these consolidated financial statements.

BJ'S RESTAURANTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and Summary of Significant Accounting Policies

Description of Business

BJ's Restaurants, Inc. (referred to herein as the "Company" or "BJ's" or in the first person notations "we," "us" and "our") was incorporated in California on October 1, 1991. We own and operate 82 restaurants at the end of fiscal 2008, located in California, Texas, Arizona, Colorado, Oregon, Nevada, Florida, Ohio, Oklahoma, Kentucky, Indiana, Louisiana and Washington and license one restaurant to another entity in Lahaina, Maui. Each of the restaurants is operated as a BJ's Restaurant & Brewery, BJ's Restaurant & Brewhouse, or BJ's Pizza & Grill. During 2008, we opened 15 new restaurants. Our BJ's Restaurants & Brewery locations manufacture our signature, proprietary BJ's beer on the restaurant premises. Our other restaurants receive their beer from our "brewery" locations and or third-party contract brewers.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of BJ's Restaurants, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Our fiscal year ends on the Tuesday closest to December 31st for financial reporting purposes. Fiscal years 2008, 2007 and 2006 ended on December 30, 2008, January 1, 2008 and January 2, 2007, respectively, and each fiscal year contained 52 weeks.

Segment Disclosure

The Financial Accounting Standards Board ("FASB") issued Statement No. 131, *Disclosures about Segments of an Enterprise and Related Information*, which established standards for disclosures about products and services, geographic areas and major customers. We currently operate in one operating segment: casual dining restaurants, some of which have mircrobreweries which produce BJ's signature, proprietary beers. Additionally, we operate in one geographic area: the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments, money market funds and certificates of deposit with an original maturity of three months or less when purchased. Cash and cash equivalents are stated at cost, which approximates fair market value.

Investments

Our investment portfolio consists of auction rate securities ("ARS"), AAA-rated when purchased, which are long-term debt obligations secured by student loans, which loans are 97% guaranteed by the U.S. Government under the Federal Family Education Loan Program ("FFELP"). While the final maturity dates of these ARS investments are between 2020 and 2047, the liquidity for these securities had historically been provided by an auction process that reset the applicable interest rate at pre-determined intervals up to 35 days. The value of these investments is determined by not only the credit rating of these investments, but also by the liquidity of the markets in which they trade. Therefore, due to our understanding of the liquidity provided by the auction process, prior to the 2008 fiscal year, we classified these ARS investments as held to maturity current assets and reported these investments at their amortized cost, with realized gains and losses reflected in earnings.

Beginning February 2008, the recent uncertainties in the credit markets affected our holdings in ARS investments, since auctions for these securities failed to settle on their respective settlement dates. While we continue to earn interest on our ARS investments, these investments are not currently trading and, therefore, do not currently have a readily determinable market value. Accordingly, these ARS investments were classified as available-for-sale and reported at their fair value, with unrealized gains and losses excluded from net income and reported as a separate component of shareholders' equity (net of related tax effect) until realized in accordance with FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("FAS 115"). In addition, in accordance with FASB Statement No. 157, *Fair Value Measurements* ("FAS 157"), we estimated the fair value of our ARS investments using valuation models and methodologies provided by a third party. We review several factors to determine whether a loss is other than temporary, such as the length of time an investment is in an unrealized loss position, the extent to which fair value is less than amortized cost, the impact of changing interest rates in the short and long term, the financial condition and near term prospects of the issuer and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. Due to the current illiquidity of these investments and the uncertainty regarding the auction rate securities market, we have also reclassified these investments to non-current investments for the current reporting period at fair value. Realized gains or losses are determined on the specific identification cost method. At December 30, 2008, all of our investments were classified in the available-for-sale category and no realized gains or losses were recorded pursuant to the requirements of FAS 115.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents and non-current investments. We currently maintain our day to day operating cash balances with a major financial institution. At times, our operating cash balances may be in excess of the FDIC insurance limit.

Our non-current investments primarily include government and municipal auction rate securities with AAA ratings (when purchased) by one or more of the major credit rating agencies. We classified these investments as "available-for-sale" securities and reported them at their fair value, with unrealized temporary gains and losses excluded from net income and reported as a separate component of shareholder's equity (net of related tax effect) until realized. If the credit ratings of the security issuers deteriorate and any decline in market value is determined to be other-than-temporary, we would be required to adjust the carrying value of the investment through an impairment charge. The value of these investments is dependent on the liquidity of markets in which they trade and therefore subject the Company to a concentration of credit risk in these markets.

Inventories

Inventories are comprised primarily of food and beverage products and are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. Leasehold improvements are amortized over the estimated useful life of an asset or the primary lease term of the respective lease including exercised options, whichever is shorter. Renewals and betterments that materially extend the life of an asset are capitalized while maintenance and repair costs are expensed as incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation or amortization accounts are relieved, and any gain or loss is included in earnings.

Depreciation and amortization are recorded using the straight-line method over the following estimated useful lives:

Furniture and fixtures	10 years
Equipment	5-10 years
Brewery equipment	20 years
Building improvements	the shorter of 20 years or the remaining lease term
Leasehold improvements	the shorter of the useful life or the lease term

Goodwill and Intangible Assets

Management performs impairment testing annually and more frequently if factors and circumstances indicate an impairment may have occurred. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Management has performed its impairment testing and believes that no impairments existed at December 30, 2008.

Included in other assets are trademarks and covenants not to compete. Trademarks are amortized over 10 years and covenants not to compete are amortized over periods ranging from three to five years.

Long-Lived Assets

We assess potential impairments of our long-lived assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors considered include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and, significant negative industry or economic trends. The recoverability is assessed in most cases by comparing the carrying value of the asset to the undiscounted cash flows expected to be generated by the asset. This assessment process requires the use of estimates and assumptions regarding future cash flows and estimated useful lives, which are subject to a significant degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets. Management believes that no impairment of the carrying value of the Company's long-lived assets existed at December 30, 2008.

Revenue Recognition

Revenues from food and beverage sales at restaurants are recognized when payment is tendered at the point-of-sale. Revenues from the sale of gift cards are deferred and recognized upon redemption. Deferred gift card revenue included in accrued expenses on the accompanying balance sheets was $3.6 million and $3.0 million as of December 30, 2008 and January 1, 2008, respectively. We recognize gift card breakage income when the likelihood of the redemption of the cards becomes remote, which is typically 24 months after original issuance. Gift card breakage income is recorded in "Other income, net" on the Consolidated Statements of Income.

Sales Taxes

Revenues are presented net of sales taxes. The obligation is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for fiscal 2008, 2007, and 2006 was approximately $2.6 million, $2.2 million and $1.4 million, respectively.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as set forth in FASB Statement No. 109, *Accounting for Income Taxes*.

Deferred income taxes are recognized based on the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The Company recognizes the impact of a tax position in its financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position, in accordance with FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). Interest and penalties related to uncertain tax positions are included in income tax expense.

Restaurant Opening

Restaurant payroll, supplies, other start-up costs and rental expense incurred prior to the opening of a new restaurant are expensed as incurred.

Natural Disaster and Related

Natural disaster and related costs relate to property and facility damages incurred from hurricanes Gustav and Ike in excess of related insurance coverage received.

Legal Settlements and Terminations

Legal settlements and terminations principally relate to accrued compensation and related benefits resulting from the December 2008 departure of the Company's two co-founders and estimated costs to settle two California employment practice lawsuits that have been outstanding since 2004 and 2005.

Leases

We lease the majority of our restaurant locations. We account for our leases under the provisions of FASB Statement No. 13, *Accounting for Leases* ("Statement No. 13") which require that our leases be evaluated and classified as operating or capital leases for financial reporting purposes. The term used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty. All of our restaurant leases are classified as operating leases pursuant to the requirements of FASB Statement No. 13. We disburse cash for leasehold improvements, furniture and fixtures and equipment to build out and equip our leased premises. Tenant improvement allowance incentives may be available to partially offset the cost of developing and opening the related restaurants, pursuant to agreed-upon terms in our leases. Tenant improvement allowances can take the form of cash payments upon the opening of the related restaurants, full or partial credits against minimum or percentage rents otherwise payable by us or a combination thereof. In accordance with FASB Technical Bulletin No. 88-1, *Issues Relating to Accounting for Leases* ("FTB 88-1"), all tenant improvement allowances received by us are recorded as a deferred rent obligation and amortized over the term of the lease. The related cash received from the landlord is reflected as "landlord contribution for tenant improvements, net" within operating activities of our Consolidated Statements of Cash Flows.

The lease term used for straight-line rent expense is calculated from the date we obtain possession of the leased premises through the lease termination date. Prior to January 4, 2006, we capitalized rent expense from possession date through construction completion and reported the related asset in property and equipment. Capitalized rent was amortized through depreciation and amortization expense over the estimated useful life of the related assets limited to the lease term. Beginning January 4, 2006, we expense rent from possession date through restaurant open date as preopening expense, in accordance with FASB Statement of Position No. 13-1, *Accounting for Rental Costs Incurred During a Construction Period* ("FSP 13-1"). Once a restaurant opens for business, we record straight-line rent over the lease term plus contingent rent to the extent it exceeded the minimum rent obligation per the lease agreement.

There is potential for variability in the rent holiday period, which begins on the possession date and ends on the restaurant open date, during which no cash rent payments are typically due under the terms of the lease. Factors that may affect the length of the rent holiday period generally relate to construction related delays. Extension of the rent holiday period due to delays in restaurant opening will result in greater preopening rent expense recognized during the rent holiday period and lesser occupancy expense during the rest of the lease term (post-opening).

For leases that contain rent escalations, we record the total rent payable during the lease term, as determined above, on the straight-line basis over the term of the lease (including the rent holiday period beginning upon our possession of the premises), and record the difference between the minimum rents paid and the straight-line rent as a lease obligation. Certain leases contain provisions that require additional rental payments based upon restaurant sales volume ("contingent rentals"). Contingent rentals are accrued each period as the liabilities are incurred, in addition to the straight-line rent expense noted above. This results in some variability in occupancy expense as a percentage of revenues over the term of the lease in restaurants where we pay contingent rent.

Management makes judgments regarding the probable term for each restaurant property lease, which can impact the classification and accounting for a lease as capital or operating, the rent holiday and/or escalations in payments that are taken into consideration when calculating straight-line rent and the term over which leasehold improvements for each restaurant are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, investments classified as held to maturity or current assets, accounts receivable, and current liabilities approximate fair values due to the short-term maturity of these instruments. Investments classified as available-for-sale or non-current assets are recorded at fair value based on valuation models and methodologies provided by a third party using "Level 3" inputs as defined by FASB Statement No. 157, *Fair Value Measurements* ("FAS 157"). The fair value of long-term debt is determined using current applicable rates for similar instruments as of the balance sheet date and approximates the carrying value of such obligations. Temporary changes in fair value results in unrealized holding gains and losses being recorded in the "other comprehensive income (loss)" component of shareholders' equity and does not affect net income for the applicable accounting period. Declines in fair value below the Company's carrying value deemed to be other than temporary are charged against net earnings.

Net Income Per Share

In accordance with the provisions of FASB Statement No. 128, *Earnings Per Share* ("Statement No. 128"), basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. At December 30, 2008, 476,000 shares of restricted stock units issued to employees were unvested, and were therefore excluded from the calculation of basic earnings per share for the 52 weeks ended December 30, 2008. Diluted net income per share includes the dilutive effect of both outstanding stock options and restricted stock units, calculated using the treasury stock method. Assumed proceeds from the in-the-money options include the windfall tax benefits, net of shortfalls, calculated under the "as-if" method as prescribed by FASB Statement No. 123(R), *Share-Based Payment* ("Statement No. 123 (R)").

The following table presents a reconciliation of basic and diluted net income per share computations and the number of dilutive securities (stock options and restricted stock units) that were included in the dilutive net income per share computation (in thousands).

	Fiscal Year		
	2008	2007	2006
Numerator:			
Net income for basic and diluted net income per share	$10,308	$11,705	$ 9,845
Denominator:			
Weighted-average shares outstanding—basic	26,484	26,187	23,287
Effect of dilutive common stock options and restricted stock units	265	693	844
Weighted-average shares outstanding—diluted	26,749	26,880	24,131

At December 30, 2008, January 1, 2008 and January 2, 2007 there were approximately 1.4 million, 0.4 million, and 0.3 million stock options outstanding, respectively, whereby the exercise price exceeded the average common stock market value. The effects of the shares which would be issued upon the exercise of these options have been excluded from the calculation of diluted net income per share because they are anti-dilutive.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes all changes in equity during a period except those resulting from investment by and distribution to stockholders. Other comprehensive income (loss) reported on our Consolidated Statements of Shareholders' Equity consist of net income and unrealized gains or losses on available-for-sale investments.

Stock-Based Compensation

We have two stock-based compensation plans—the 2005 Equity Incentive Plan and the 1996 Stock Option Plan—under which we may issue shares of our common stock to employees, officers, directors and consultants. Upon effectiveness of the 2005 Equity Incentive Plan, the 1996 Stock Option Plan was closed for purposes of new grants. Both of these plans have been approved by our shareholders. Under the 2005 Equity Incentive Plan, we have granted incentive stock options, non-qualified stock options and restricted stock units.

Beginning in 2007, substantially all of our restaurant general managers, executive kitchen managers, culinary training managers and our area and regional restaurant directors are eligible to participate in a new equity-based incentive program called the BJ's Gold Standard Stock Ownership Program (the "GSSOP") under our 2005 Equity Incentive Plan. In November 2007, we expanded our GSSOP eligibility to also include certain brewery personnel. The GSSOP is a longer-term equity incentive program that utilizes Company restricted stock units ("RSUs"). The GSSOP is dependent on each participant's extended service with us in their respective positions (five years) and their achievement of certain agreed-upon performance objectives during that service period.

Beginning in 2008, we also began issuing RSUs as a component of the annual equity grant award to officers and other employees. Under our 2005 Equity Incentive Plan we have issued approximately 476,000 RSUs as of December 30, 2008. The fair value of the RSUs is the quoted market value of our common stock on the date of grant. The fair value of each RSU is expensed over the period during which its related restrictions are expected to lapse (i.e., generally five years). Stock options generally vest at 20% per year or cliff vest, either ratably in years three through five or 100% in year five and expire ten years from date of grant. RSUs generally cliff vest, either ratably in years two through five or 100% after five years for GSSOP participants, and generally vest at 20% per year for other RSU grantees.

We account for these plans under the fair value recognition provisions of FASB Statement No. 123(R) using the modified-prospective-transition method. Compensation expense recognized in the 52 weeks ended December 30, 2008 and January 1, 2008 include; (a) compensation expense for all share-based payments granted prior to, but not yet vested as of January 4, 2006 (adoption date of FASB Statement 123 (R)), based on the grant date fair value estimated in accordance with the original provisions of FASB Statement No. 123, and (b) compensation expense for all share-based payments granted subsequent to January 4, 2006, based on the grant date fair value estimated in accordance with the provisions of FASB Statement No. 123(R).

Recent Accounting Pronouncements

In September 2006, FAS 157 was issued which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. This Statement applies whenever other statements require or permit assets or liabilities to be measured at fair value. This Statement is effective for fiscal years beginning after November 15, 2007, except for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis, for which application has been deferred for one year. We adopted the provisions of FAS 157 during the first quarter of fiscal 2008.

On February 12, 2008, the FASB issued Statement No. 157-2, *Effective Date of FASB Statement No. 157* ("FAS 157-2"), which amends FAS 157 to delay the implementation date to November 15, 2008 for nonfinancial assets and nonfinancial liabilities. We do not expect that the provisions of FAS 157-2 will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115* ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with unrealized gains and losses related to these financial instruments reported in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. We did not elect to measure any additional assets or liabilities at fair value that are not already measured at fair value under existing standards. Therefore, the adoption of the standard has no impact on our consolidated financial statements.

In December 2007, the FASB issued Statement No. 141 (Revised), *Business Combinations* ("FAS 141R"). FAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed (including intangibles), and any non-controlling interest in the acquired entity. FAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the effects of the business combination. FAS 141R is effective for fiscal years beginning after December 15, 2008. We will apply the provisions of this statement for any acquisitions after the adopted date.

Reclassifications

Certain reclassifications of prior year's balance sheet amounts, included in the notes below, have been made to conform to the current year's format.

2. Investments

Investments consist of the following (in thousands):

	Cost or Par Value	Fair Value
January 2, 2007		
Current assets:		
Investment—held to maturity	$32,895	$32,895
Purchases, issuances and settlements	8,205	8,205
January 1, 2008	$41,100	$41,100
Non-current assets:		
Transfers to Investment—available-for-sale	$41,100	$41,100
Purchases, issuances and settlements	(6,100)	(6,100)
Gross unrealized gains	—	631
Gross unrealized losses	—	(5,014)
December 30, 2008	$35,000	$30,617

Our investment portfolio consists of auction rate securities ("ARS"), AAA-rated when purchased, which are long-term debt obligations secured by student loans, which loans are 97% guaranteed by the U.S. Government under the Federal Family Education Loan Program ("FFELP). In addition to the U.S. Government guarantee on such student loans, many of the securities also have separate insurance policies guaranteeing both the principal and accrued interest. While the final maturity dates of these ARS investments are between 2020 and 2047, the liquidity for these securities had historically been provided by an auction process that resets the applicable interest rate at pre-determined intervals up to 35 days. The value of these investments is determined by not only the credit rating of these investments, but also by the liquidity of the markets in which they trade. Therefore, due to our understanding of the liquidity provided by the auction process, prior to the 2008 fiscal year, the Company classified these investments as held to maturity current assets and reported these investments at their amortized cost.

Beginning February 2008, the recent uncertainties in the credit markets have affected our holdings in ARS investments, since auctions for these securities have failed to settle on their respective settlement dates. While we continue to earn interest on our ARS investments, these investments are not actively trading or trading on a consistent basis and, therefore, do not currently have a readily determinable market value. Accordingly, these ARS investments were classified as available-for-sale and reported at their fair value with unrealized gains and losses excluded from net income and reported as a separate component of shareholders' equity (net of related tax effect) until realized in accordance with FAS 115.

In accordance with FAS 157, we estimated the fair value of our auction rate securities investments using valuation models and methodologies provided by a third party. These types of pricing inputs may generally be considered "Level 2," as defined by FAS 157. However, since there are no currently active markets for our ARS investments, these pricing inputs are currently deemed "Level 3" in accordance with FAS 157. Based on these valuation models and methodologies, we recognized an estimated temporary net unrealized loss in the fair value of our ARS investments of approximately $4.4 million as of December 30, 2008. During the third and fourth quarters of fiscal 2008, $2.1 million of our ARS investments were redeemed at par.

Due to the continued illiquidity of these investments and the uncertainty regarding the auction rate securities market, we have classified these investments as non-current investments for the current reporting period at fair value. Absent a more favorable remedy in our current arbitration proceedings relating to our ARS investments, we currently anticipate holding these ARS investments until a recovery of the auction process, recovery of fair value or until maturity. Any future fluctuation in estimated fair value related to these investments that we consider temporary, including any recoveries of previous write-downs, would be recorded to accumulated other comprehensive income (loss). If we determine that any future valuation adjustment was other than temporary under applicable accounting rules, we would record a charge to earnings as appropriate. We have also filed an arbitration claim against the broker-dealer relating to investments in auction rate securities made on our behalf.

3. Fair Value Measurement

In September 2006, FAS 157 was issued which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosure about fair value measurements. FAS 157 applies whenever other statements require or permit asset or liabilities to be measured at fair value. As of January 2, 2008, we adopted the provisions of FAS 157 for our non-current investments.

FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. These tiers include:

- Level 1: Defined as observable inputs such as quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Defined as pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.
- Level 3: Defined as pricing inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

As of December 30, 2008, we held auction rate securities investments which are classified as available-for-sale investments and are required to be measured at fair value on a recurring basis. As discussed in Note 2 in this section of our Form 10-K, the recent uncertainties in the credit markets have affected our holdings in auction rate securities investments, since the auctions for these securities have failed to settle on their respective settlement dates. Therefore, in the absence of an active market, we estimated the fair value of these investments using valuation models and methodologies provided by a third party as of December 30, 2008. The analysis considered, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty; the timing of the expected future cash flows; the investments interest rate compared to like investments and treasury strips interest rates with comparable maturities, the current illiquidity of the investments; and the expectation of the next time the security is expected to have a successful auction; as well as certain qualitative and quantitative metrics (i.e., structure, collateral and liquidity of the investment and a trinomial discount model, respectively) that an investor would consider when deciding to hold or sell a position based on the certain risk assessments.

Based on these valuation models and methodologies, we recognized an estimated temporary unrealized holding loss in the fair value of our auction rate securities investments of approximately $4.4 million for the fiscal year ended December 30, 2008. We attribute the overall temporary decline in fair value of our auction rate securities investments to date to liquidity issues rather than credit issues. Accordingly, we have recorded the estimated net unrealized holding loss of approximately $4.4 million to accumulated other comprehensive income (loss) as of December 30, 2008. Any future fluctuation in fair value related to these investments that we deem to be temporary, including any recoveries of previous write-downs, would be recorded to accumulated other comprehensive income (loss). If we determine that any future valuation adjustment was other than temporary, we would record a charge to earnings as appropriate.

The assets measured at fair value on a recurring basis subject to the disclosure requirements of FAS 157 at December 30, 2008, were as follows (in thousands):

	Fair Value Measurement at Reporting Date Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Auction rate securities investments, par value	$—	$—	$35,000
Total gains or losses (realized and unrealized):			
Included in net income	—	—	—
Included in accumulated other comprehensive income (loss)	—	—	(4,383)
Balance at December 30, 2008	$—	$—	$30,617

4. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 30, 2008	January 1, 2008
Land	$ 6,453	$ 6,453
Building improvements	106,954	75,209
Leasehold improvements	91,919	73,927
Furniture and fixtures	33,448	22,891
Equipment	76,975	57,308
	315,749	235,788
Less accumulated depreciation and amortization	(65,218)	(46,734)
	250,531	189,054
Construction in progress	11,674	13,727
	$262,205	$202,781

5. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 30, 2008	January 1, 2008
Deferred rent and related	$11,915	$ 8,531
Payroll related	9,417	9,164
Deferred revenue from gift cards	3,550	2,957
Workers compensation	4,496	3,048
Sales taxes	2,770	2,577
Construction payables	2,599	—
Legal settlements and terminations	2,086	—
Other taxes	1,440	1,108
Income tax payable	—	950
Other	4,375	3,370
	$42,648	$31,705

6. Commitments and Contingencies

Leases

The Company leases its restaurant and office facilities under noncancelable operating leases with remaining terms ranging from approximately 1 to 20 years with renewal options ranging from 5 to 20 years. Rent expense for fiscal 2008, 2007, and 2006 was $18.3 million, $15.2 million, and $10.6 million, respectively.

The Company has certain operating leases, which contain fixed rent escalation clauses. Rent expense for these leases has been calculated on the straight-line basis over the term of the leases, resulting in deferred rent of approximately $8.7 million and $6.1 million at December 30, 2008 and January 1, 2008, respectively. The deferred rent is included in accrued expenses on the accompanying balance sheet and will be amortized to rent expense over the life of the leases.

A number of the leases also provide for contingent rentals based on a percentage of sales above a specified minimum. Total contingent rentals, included in rent expense, above the minimum, for fiscal 2008, 2007, and 2006 were approximately $3.1 million, $3.1 million, and $2.5 million, respectively.

Future minimum annual rental payments under noncancelable operating leases are as follows (in thousands):

2009	$ 16,483
2010	16,662
2011	16,454
2012	15,980
2013	15,419
Thereafter	164,689
	$245,687

Additionally, the Company has entered into lease agreements related to the construction of future restaurants with commencement dates subsequent to December 30, 2008. Our aggregate future commitment relating to these leases is $17.5 million.

Legal Proceedings

We are subject to a number of private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. These claims typically involve claims from guests, employees and others related to operational issues common to the foodservice industry. A number of these claims may exist at any given time. We believe that most of our guest claims will be covered by our general liability insurance, subject to certain deductibles and coverage limits. Punitive damages awards and employee unfair practice claims, however, are not covered by our general liability insurance. To date, we have not paid punitive damages with respect to any claims, but there can be no assurance that punitive damages will not be awarded with respect to any future claims, employee unfair practice claims or any other actions. We could be affected by adverse publicity resulting from allegations in lawsuits, claims and proceedings, regardless of whether these allegations are valid or whether we are determined to be liable. We currently believe that the final disposition of these types of lawsuits, proceedings and claims will not have a material adverse effect on our financial position, results of operations or liquidity. It is possible, however, that our future results of operations for a particular quarter or fiscal year could be impacted by changes in circumstances relating to lawsuits, proceedings or claims.

The following paragraphs describe certain legal actions recently settled or pending:

Labor Related Matters

On February 5, 2004, a former employee of ours, on behalf of herself, and allegedly other employees, filed a class action complaint in Los Angeles County, California Superior Court, Case Number BC310146, and on

March 16, 2004, filed an amended complaint, alleging causes of action for: (1) failure to pay reporting time minimum pay; (2) failure to allow meal breaks; (3) failure to allow rest breaks; (4) waiting time penalties; (5) civil penalties; (6) reimbursement for fraud and deceit; (7) punitive damages for fraud and deceit; and (8) disgorgement of illicit profits. On June 28, 2004, the plaintiff stipulated to dismiss her second, third, fourth and fifth causes of action. During September 2004, the plaintiff stipulated to binding arbitration of the action. On March 2, 2008, and on March 19, 2008, one of Plaintiff's attorneys filed a notice with the California Labor and Workforce Development Agency, alleging failure to keep adequate pay records and to pay Plaintiff minimum wage. To our knowledge, the Agency has not responded to either of these notices. The parties met for mediation on a non-binding basis. In November 2008, the parties agreed to settle this matter subject to approval from the arbitrator and/or the court. The terms of this proposed settlement are not considered by us to be material to our consolidated financial position.

On February 16, 2006, a former employee filed a lawsuit in Orange County, California, Superior Court, Case Number 06CC00030, on behalf of herself and allegedly other employees, for alleged failure to provide rest periods and meal periods and violation of California Business and Professions Code Section 17200. We have answered the complaint, denying the allegations and raising various additional defenses. The parties met for mediation on a non-binding basis. In May 2008, the parties agreed to settle this matter subject to final approval from the court. The terms of this proposed settlement are not considered by us to be material to our consolidated financial position.

Other Matters

On June 12, 2008, we filed an arbitration claim with the Financial Industry Regulatory Authority (FINRA) against Citigroup Global Investments, Inc. ("Citigroup") asserting claims for breach of contract, breach of the implied covenant of good faith and fair dealing, fraud, breach of fiduciary duty, a failure to act to the highest standards of good faith and commercial honor, violations of Federal and California securities laws, failure to properly train financial advisers, violation of settlement agreements with regulatory authorities, conspiracy, and violation of its duty to us concerning selection of proper securities arising out of our auction rate securities investments. Citigroup has denied the allegations. The three arbitrators have been selected. The first day for the arbitration hearing has been set for September 29, 2009. The arbitration hearing will be held in Los Angeles, California.

Letters of Credit

The Company has irrevocable standby letters of credit outstanding as required under the Company's workers' compensation policy that total $2.8 million as of December 30, 2008, which automatically renews each October 31 for one year unless 30 day notice, prior to such renewal date, is given by the bank. The standby letters of credit have been issued under the Company's $45 million line of credit and therefore reduce the amount available for borrowing under the credit facility.

Other Commitments

We have severance and employment agreements with certain of our executive officers that provide for payments to those officers in the event of a termination of their employment as a result of a change in control of the Company or without cause, as defined in those agreements. Aggregate payments totaling approximately $1.4 million would have been required by those agreements had all such officers terminated their employment for those reasons as of December 30, 2008.

7. Long-Term Debt

Line of Credit

On October 17, 2007, we established a $25 million unsecured revolving line of credit with a major financial institution (the "Line of Credit"). The Line of Credit expires on September 30, 2012 and may be used for working capital and other general corporate purposes. The Line of Credit was increased to $45 million during the first quarter of 2008. We expect to utilize the Line of Credit principally for letters of credit that are required to support certain of our self insurance programs and for working capital and construction requirements. As of December 30, 2008, there were funded borrowings of $9.5 million outstanding under the Line of Credit and there were outstanding letters of credit totaling approximately $2.8 million. Any borrowings under the Line of Credit will bear interest at the financial institution's prime rate or at LIBOR plus a percentage not to exceed 1.375% based on a Lease Adjusted Leverage Ratio as defined in the Line of Credit agreement. The Line of Credit agreement also requires a Fixed Charge Coverage Ratio. At December 30, 2008, we were in compliance with these covenants. Any interest on the Line of Credit will be payable quarterly and all related borrowings must be repaid on or before September 30, 2012. At December 30, 2008, interest paid on the funded borrowing under the Line of Credit was approximately $168,000 and the weighted average interest rate was approximately 2.6%.

8. Shareholders' Equity

Preferred Stock

The Company is authorized to issue five million shares in one or more series of preferred stock and to determine the rights, preferences, privileges and restrictions to be granted to, or imposed upon, any such series, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. No shares of preferred stock were issued or outstanding at December 30, 2008 or January 1, 2008. The Company currently has no plans to issue shares of preferred stock.

Common Stock

Shareholders of the Company's outstanding common stock are entitled to receive dividends if and when declared by the Board of Directors. Shareholders are entitled to one vote for each share of common stock held of record. Pursuant to the requirements of California law, shareholders are entitled to accumulate votes in connection with the election of directors.

On November 16, 2006, the Company sold 3,075,000 shares of common stock at a purchase price of $20.00 per share for $58.3 million (net of approximately $3.2 million in related fees and expenses); and, on March 11, 2005, the Company sold 2.75 million shares of common stock at a purchase price of $15.50 per share for $40.3 million (net of approximately $2.2 million in related fees and expenses). These proceeds are currently being utilized to fund the expansion of the Company's restaurant operations and general corporate purposes.

9. Income Taxes

The income tax expense (benefit) consists of the following for the last three fiscal years (in thousands):

	Fiscal Year		
	2008	2007	2006
Current:			
Federal	$ (227)	$1,327	$4,462
State	753	1,896	1,306
	526	3,223	5,768
Deferred:			
Federal	2,007	2,701	(740)
State	204	(430)	(194)
	2,211	2,271	(934)
Provision for income taxes	$2,737	$5,494	$4,834

The provision for income taxes differs from the amount that would result from applying the federal statutory rate as follows for the last three fiscal years:

	Fiscal Year		
	2008	2007	2006
Income tax at statutory rates	35.0%	35.0%	35.0%
Permanent differences	(3.6)	(0.5)	1.0
State income taxes, net of federal benefit	4.8	5.5	4.9
Income tax credits	(14.1)	(9.1)	(7.9)
Other, net	(1.1)	1.0	(0.1)
	21.0%	31.9%	32.9%

The components of the deferred income tax asset (liability) consist of the following (in thousands):

	December 30, 2008	January 1, 2008
Property and equipment	$(13,983)	$(8,284)
Goodwill	(1,664)	(1,533)
Investments	1,831	—
Accrued expense and other liabilities	8,655	5,818
Stock-based compensation	2,851	1,659
Income tax credits	3,661	3,331
Other	(2,642)	(1,903)
Subtotal	(1,291)	(912)
Valuation allowance	(1,831)	—
Net deferred income taxes	$ (3,123)	$ (912)

At December 30, 2008, the Company has federal income tax credit carryforwards of approximately $3.7 million, consisting primarily of the credit for FICA taxes paid on reported employee tip income. The FICA tax credits will begin to expire in 2026.

The Company's deferred tax assets are subject to periodic recoverability assessments. The Company believes that it is more likely than not that the deferred tax asset related to unrealized losses on investments will not be realized. Accordingly, a valuation allowance of $1.8 million was recorded to other comprehensive income at December 30, 2008.

As of January 3, 2007, the Company adopted FIN 48 which requires that the impact of a tax position be recorded in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not result in an adjustment to opening retained earnings. We recognize interest and penalties related to uncertain tax positions in income tax expense and as of December 30, 2008 the amount recorded for interest and penalties did not change by a material amount. As of December 30, 2008, unrecognized tax benefits recorded was approximately $155,000, which, if reversed, would impact our effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 3, 2007	$ 89
Additions based on tax positions taken during the current period	79
Balance at January 1, 2008	$168
Reductions based on tax positions taken during the current period	(13)
Balance at December 30, 2008	$155

The Company's uncertain tax positions are related to tax years that remain subject to examination by tax authorities. As of December 30, 2008, the earliest tax year still subject to examination by a significant taxing jurisdiction is 2005.

10. Stock-Based Compensation Plans

The Company has two stock-based compensation plans—the 1996 Stock Option Plan and the 2005 Equity Incentive Plan—under which it may issue shares of the Company's common stock to its employees, officers, directors and consultants. In August 1996, the Company's shareholders approved the adoption of the 1996 Stock Option Plan which provided for the granting of options to purchase up to 600,000 shares of common stock. The 1996 Stock Option Plan was amended on September 28, 1999 and June 19, 2004, increasing the total number of shares under the plan to 2.2 million. The 1996 Stock Option Plan provided for options to be issued as either incentive stock options or non-statutory stock options as defined under Section 422A of the Internal Revenue Code. The 1996 Stock Option Plan expires on June 19, 2013 unless terminated earlier. Upon effectiveness of the 2005 Equity Incentive Plan, the 1996 Stock Option Plan was closed for purposes of new grants and the remaining available shares for grant, including those shares related to option awards forfeited or terminated without exercise under the 1996 Stock Option Plan accrue to the 2005 Equity Incentive Plan.

In June 2005, the Company's shareholders approved the 2005 Equity Incentive Plan ("the Plan") which provides for the grant of incentive and non statutory stock options as well as stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards. Awards other than incentive stock options generally may be granted only to employees, directors and consultants of the Company, or certain related entities or designated affiliates. The shares of common stock reserved for issuance under this Plan include the aforementioned accrued shares from the 1996 Stock Option Plan plus an additional 3,500,000 shares of the Company's common stock. As of December 30, 2008 approximately 1.7 million shares were available for future issuance under the Plan. Under the Plan, the Company has granted incentive stock options, non-qualified stock options, and restricted stock units. Shares subject to stock options and stock appreciation rights are charged against the Plan share reserve on the basis of one share for each one share granted while shares subject to other types of awards, including restricted stock units, are charged against the Plan share reserve on the basis of two shares for each one share granted. The Plan also contains other limits with respect to the terms of different types of incentive awards and with respect to the number of shares subject to awards that can be granted to an employee during any fiscal year. All options granted under the Plan expire within 10 years of their date of grant.

Beginning in 2007, substantially all of the Company's restaurant general managers, executive kitchen managers, culinary training managers, area and regional restaurant directors are eligible to participate in a new equity-based incentive program called the BJ's Gold Standard Stock Ownership Program (the "GSSOP") under the Company's 2005 Equity Incentive Plan. In November 2007, the Company expanded its GSSOP eligibility to also include certain brewery personnel. The GSSOP is a longer-term equity incentive program that utilizes Company restricted stock units ("RSUs"). The GSSOP is dependent on each participant's extended service with the Company in their respective positions and their achievement of certain agreed-upon performance objectives during that service period (i.e., five years).

Beginning in 2008, the Company also began issuing RSUs as a component of the annual equity grant award to officers and other employees. Under the Company's 2005 Equity Incentive Plan it has issued approximately 476,000 RSUs as of December 30, 2008. The fair value of the RSUs is the quoted market value of our common stock on the date of grant. The fair value of each RSU is expensed over the period during which its related restrictions are expected to lapse (i.e., generally five years). Stock options generally vest at 20% per year or cliff vest, either ratably in years three through five or 100% in year five and expire ten years from date of grant. RSUs generally cliff vest, either ratably in years two through five or 100% after five years for GSSOP participants, and generally vest at 20% per year for other RSU grantees.

The Company accounts for these plans under the fair value recognition provisions of FASB Statement No. 123(R) using the modified-prospective-transition method. Compensation expense recognized in the 52 weeks ended December 30, 2008 and January 1, 2008 include; (a) compensation expense for all share-based payments granted prior to, but not yet vested as of January 4, 2006 (adoption date of FASB Statement 123 (R)), based on the grant date fair value estimated in accordance with the original provisions of FASB Statement No. 123, and (b) compensation expense for all share-based payments granted subsequent to January 4, 2006, based on the grant date fair value estimated in accordance with the provisions of FASB Statement No. 123(R).

The following table presents information related to stock-based compensation (in thousands):

	Fiscal Year		
	2008	2007	2006
Labor and benefits stock-based compensation	$ 849	$ 719	$ 36
General and administrative stock-based compensation	$2,494	$2,228	$1,628
Capitalized stock-based compensation (1)	$ 262	$ 242	$ 286

(1) Capitalized stock-based compensation is included in "Property and equipment, net" on the Consolidated Balance Sheets.

Stock Options

The fair value of each option grant issued is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year		
	2008	2007	2006
Expected volatility	45.95%	40.61%	38.56%
Risk free interest rate	3.23%	4.64%	4.50%
Expected option life	5 years	5 years	5 years
Dividend yield	0%	0%	0%
Fair value of options granted	$ 6.15	$ 8.27	$ 9.48

FASB Statement No. 123(R) requires us to make certain assumptions and judgments regarding the grant date fair value. These judgments include expected volatility, risk free interest rate, expected option life, dividend yield and vesting percentage. These estimations and judgments are determined by us using many different variables that, in many cases, are outside of our control. The changes in these variables or trends, including stock price volatility and risk free interest rate, may significantly impact the grant date fair value resulting in a significant impact to our financial results.

The exercise price of the shares under the Company's stock-based compensation plans shall be equal to or exceed 100% of the fair market value of the shares at the date of option grant. The options generally vest over a three to five-year period.

	Options Outstanding		Options Exercisable	
	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price
Outstanding options at January 3, 2006	2,403	$10.09	1,301	$ 5.50
Granted	245	22.46		
Exercised	(244)	4.01		
Forfeited	(67)	9.41		
Outstanding options at January 2, 2007	2,337	12.04	1,230	$ 7.09
Granted	211	20.14		
Exercised	(297)	3.39		
Forfeited	(77)	17.98		
Outstanding options at January 1, 2008	2,174	13.79	1,266	$10.36
Granted	237	15.28		
Exercised	(359)	2.98		
Forfeited	(29)	19.10		
Outstanding options at December 30, 2008	2,023	$15.82	1,321	$14.50

Information relating to significant option groups outstanding at December 30, 2008, are as follows (shares in thousands):

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Amount Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.00 – $ 3.00	56	1.98	$ 2.73	56	1.98	$ 2.73
$ 3.01 – $ 6.00	86	2.54	$ 3.81	86	2.54	$ 3.81
$ 6.01 – $ 9.00	61	3.53	$ 7.77	61	3.53	$ 7.77
$ 9.01 – $12.00	234	5.15	$10.99	196	4.53	$10.97
$12.01 – $15.00	524	6.08	$14.01	452	5.86	$14.13
$15.01 – $18.00	252	7.97	$16.23	31	6.12	$15.51
$18.01 – $21.00	535	7.17	$19.80	297	6.79	$19.69
$21.01 – $24.00	250	6.87	$23.38	125	6.84	$23.40
$24.01 – $27.00	25	7.18	$24.42	17	7.18	$24.42
$ 0.00 – $27.00	2,023	6.27	$15.82	1,321	5.50	$14.50

As of December 30, 2008, total unrecognized stock-based compensation expense related to non-vested stock options was $3.7 million, which is expected to be recognized over the remaining five years.

Restricted Stock Units

Restricted stock unit activity was as follows:

	Shares (in thousands)	Weighted Average Fair Value
Outstanding RSUs at January 2, 2007	—	—
Granted	281	$20.27
Vested	—	—
Forfeited	(28)	19.96
Outstanding RSUs at January 1, 2008	253	20.30
Granted	249	12.82
Vested	—	—
Forfeited	(26)	18.50
Outstanding RSUs at December 30, 2008	476	$16.27

The fair value of the RSUs is the quoted market value of the Company's common stock on the date of grant. The fair value of each RSU is expensed over the period during which the restrictions are expected to lapse (i.e., five years). The Company recorded stock-based compensation expense related to RSUs of approximately $1.3 million during the 52 weeks ended December 30, 2008. In addition, total unrecognized stock-based compensation expense related to non-vested restricted shares was approximately $5.7 million, which is expected to be generally recognized over the remaining five years.

11. Employee Benefit Plan

The Company maintains a voluntary, contributory 401(k) plan for all eligible employees. Employees may elect to contribute up to 100% of their earnings, up to a maximum of $15,500, to the plan each year. Employee contributions are matched by the Company at a rate of 33% for the first 6% of deferred income. Contributions by the Company were approximately $129,000, $129,000 and $65,000 in fiscal 2008, 2007 and 2006, respectively.

12. Related Party Transactions

As of December 30, 2008, we believe that Jacmar Companies and their affiliates (collectively referred to herein as "Jacmar") owned approximately 16.2% of our outstanding common stock. Jacmar, through its specialty wholesale food distributorship, is currently the Company's largest supplier of food, beverage and paper products. In July 2006, after an extensive competitive bidding process, the Company entered into a three-year agreement with a national foodservice distribution system whose shareholders are prominent regional foodservice distributors, of which Jacmar is one. Jacmar will continue to service the Company's restaurants in California and Nevada, while other system distributors will service our restaurants in all other states. We believe that Jacmar sells products to us at prices comparable to those offered by unrelated third parties. Jacmar supplied us with $46.8 million, $42.9 million and $27.1 million of food, beverage and paper products for fiscal 2008, 2007 and 2006, respectively, which represent 49.5%, 53.4% and 44.2% of our total costs for these products, respectively. We had trade payables due to Jacmar related to these products of $2.5 million and $1.8 million at December 30, 2008 and January 1, 2008, respectively.

13. Selected Consolidated Quarterly Financial Data (Unaudited)

Summarized unaudited consolidated quarterly financial data for the Company is as follows (in thousands, except per share data):

	April 1, 2008	July 1, 2008	September 30, 2008	December 30, 2008
Total revenues	$86,822	$92,227	$95,751	$99,276
Income from operations	$ 3,665	$ 3,638	$ 2,283	$ 1,319
Net income	$ 3,120	$ 2,893	$ 2,040	$ 2,255
Diluted net income per share	$ 0.12	$ 0.11	$ 0.08	$ 0.08

	April 3, 2007	July 3, 2007	October 2, 2007	January 1, 2008
Total revenues	$71,203	$79,305	$80,388	$85,199
Income from operations	$ 1,427	$ 3,728	$ 3,703	$ 4,553
Net income	$ 1,626	$ 3,274	$ 3,113	$ 3,692
Diluted net income per share	$ 0.06	$ 0.12	$ 0.12	$ 0.14

Diluted net income per share calculations for each quarter are based on the weighted average diluted shares outstanding for that quarter and may not total to the full year amount.